Form 20-F
period 2024-12-31
WF Holding Ltd
filed 2025-04-30
CIK 1980210

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 001-42566

WF Holding Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Lot 3893, Jalan 4D Kg. Baru Subang Seksyen U6, 40150 Shah Alam Selangor, Malaysia
(Address of principal executive offices)

Chee Hoong Lew, Chief Executive Officer Tel: 60-378471828 Email: corporate@winfung.com.my Lot 3893, Jalan 4D Kg. Baru Subang Seksyen U6, 40150 Shah Alam Selangor, Malaysia
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00005	WFF	The Nasdaq Stock Market LLC

Securities registered or to be pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 22,950,000 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer	☒
		Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

WF Holding Limited

Annual Report on Form 20-F

Year Ended December 31, 2024

i

ii

INTRODUCTORY NOTES

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” and “our company” are to WF Holding Limited and its consolidated subsidiary, Win-Fung Fibreglass Sdn. Bhd., or Win-Fung.

Foreign Currency Translations

Our reporting currency is the U.S. dollar and our functional currency is the Ringgit Malaysia, or RM. This report contains translations of RM into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RM into U.S. dollars in this report were made at a rate of RM4.4695 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 31, 2024. On April 25, 2025, the noon buying rate for RM was RM4.3704 per US$1.00. We make no representation that the RM or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or RM, as the case may be, at any particular rate or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade.

All references in this report to “U.S. dollars,” “dollars,” “US$” and “$” are to the legal currency of the United States and all references to “RM” are to the legal currency of Malaysia.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our projected revenues, profits, earnings and other estimated financial information;

●	the growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our ability to maintain strong relationships with our customers and suppliers;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Item 3. Key Information—3.D. Risk Factors” and elsewhere in this report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this annual report, before purchasing our ordinary shares. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this annual report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Introductory Notes—Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

Maintaining our engineering and product development activities and manufacturing operations require significant capital expenditures and operating working capital, and our inability or failure to maintain our operations could have a material adverse impact on our market share and ability to generate revenue.

We made capital expenditures of $51,519, $73,087 and $125,813 during the years ended December 31, 2024, 2023 and 2022, respectively. We may incur significant additional capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we are unable or fail to timely obtain capital on acceptable terms and adequately maintain our manufacturing capacity, we could lose customers and there could be a material adverse impact on our market share and our ability to generate revenue.

We may not be able to accurately plan our production based on our sales contracts, which may result in excess product inventory or product shortages.

Our sales contracts typically provide for a non-binding, 6-month forecast on the quantity of products that our customers may purchase from us. We typically have only a 15-to-90-day lead time to manufacture products to meet our customers’ requirements once our customers place orders with us. To meet the short delivery deadline, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on our estimate in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. We regularly assess inventories for estimated obsolescence or unmarketable products and write down the difference between the cost of the inventories and the estimated net realizable values based upon assumptions about future sales and supplies on-hand. For the years ended December 31, 2024, 2023 and 2022, we did not record an allowance for slow moving and obsolete inventory, but we may record such allowances in future periods. Furthermore, although we have not experienced product shortages in the past, if we did experience such shortages, producing additional products to make up for such shortages within a short time frame may be difficult, making us unable to fill out the purchase orders. In either case, our results of operation would fluctuate from period to period.

We face intense competition from other FRP manufacturers, which may have significantly greater resources.

We have faced and will continue to face competition from other fiberglass reinforced plastic, or FRP, manufacturers, such as Aceon Composite Sdn Bhd, Cradotex (M) Sdn Bhd, Heng Lee Composite Engineering Sdn Bhd, Hexagon MF Composite Sdn Bhd, Intralink Techno Sdn Bhd, Joncan Composites Sdn Bhd, Mui Fatt Industries Sdn Bhd, Nova FRP Sdn Bhd, Win-Han FRP Technology Sdn Bhd and Yunku FRP Sdn Bhd. Many of these existing competitors may have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of FRP products which are expected to compete with our existing product lines. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

We may not be able to substantially increase our manufacturing output in order to maintain our cost competitiveness.

We believe that our ability to provide cost-effective products is one of the most significant factors that contributed to our past success and will be essential for our future growth. We need to increase our manufacturing output to a level that will enable us to substantially reduce the cost of our products on a per unit basis through economies of scale. However, our ability to substantially increase our manufacturing output is subject to significant constraints and uncertainties, including:

●	the need to raise significant additional funds to purchase and prepay raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

●	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw material prices and problems with equipment vendors;

●	delays or denial of required approvals by relevant government authorities;

●	diversion of significant management attention and other resources; and

●	failure to execute our expansion plan effectively.

If we are unable to increase our manufacturing output because of any of the risks described above, we may be unable to maintain our competitive position or achieve the growth we expect. Moreover, even if we expand our manufacturing output, we may not be able to generate sufficient customer demand for our products to support our increased production output.

If we fail to properly manage our anticipated growth, our business could suffer.

The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and expansion goals and strategies.

We may incur significant costs because of the warranties we supply with our products.

We typically offer warranties against any defects due to material selections and workmanship for a period of 6 months to 84 months from the date of delivery. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We continually review these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Because our historical records indicate minimal customer return and warranty claims, we have not recorded any warranty accruals as of December 31, 2024, 2023 and 2022. There is no assurance that future warranty claims will be consistent with past history, and in the event that we experience a significant increase in warranty claims, there is no assurance that the rectification costs will be low. This could have a material adverse effect on our business, financial condition and results of operations.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share.

Defects in our products could result in a loss of customers and decrease in revenue, unexpected expenses and a loss of market share, and if any of our products are found to have reliability, quality or compatibility problems, we will be required to accept returns, provide replacements, provide refunds, or pay damages. While we have not incurred significant product liability claims in the past, we may be required to incur substantial amounts to indemnify our customers in respect of their product quality claims against us, which would materially and adversely affect the results of our operations and severely damage our reputation.

We may not have insurance coverage against all damage or losses relating to our facilities.

We currently have insurance coverage for certain machinery and equipment and buildings located at our facilities.  If we were to suffer any losses or damage to our facilities before the purchase of insurance policies that provide adequate coverage, our business, financial condition and results of operations may be materially and adversely affected.

In addition, we maintain property insurance coverage against certain property and inventory damages and losses. However, such insurance may not adequately compensate us for any such losses and will not address a loss of customers as a result of property damage and consequent disruptions to operations or may have large deductibles insufficient to support our continuing operations. If damages or losses exceed the insurance coverage, we may not be able to return to operation for an extended period of time, potentially even threatening our viability. In addition, insurance coverage is expensive, may be difficult to obtain and may not be available in the future on acceptable terms or at all. A significant increase in the cost of insurance coverage could adversely affect our business, financial condition and results of operations.

A significant portion of our revenue has recently been generated from a limited number of customers and a loss of these customers, or any other key customers, could adversely affect our results of operations.

For the year ended December 31, 2024, three customers accounted for approximately 12%, 12% and 13% of our revenue, respectively, and for the year ended December 31, 2023, the first customer accounted for 14% of our revenue (no single customer accounted for more than 10% of our revenue for the year ended December 31, 2022). The increase in customer concentration was driven by major project deliveries to Singapore and Australia, requiring a significant allocation of our capacity and resources and resulting in significant revenue during the periods. Since this customer concentration is tied to specific projects, we believe that this elevated concentration will be temporary. However, we cannot guarantee that we will not continue to experience customer concentrations in the future.

Presently, we do not have a long-term contract with these or any other key customers and primarily sell our products on the basis of individual purchase orders or on a per project basis, and the loss of these or any other key customers could have a material adverse effect on our results of operations.

Further, if any of our key customers default, declare bankruptcy or otherwise delay or fail to pay amounts owed, or we otherwise have a dispute with any of these customers, our results of operations would be negatively affected in the short term and possibly the long term. The loss of revenue from any of our key customers would cause significant fluctuations in our results of operations because our expenses are generally fixed in the short term and it takes us a long time to replace customers or reassign resources.

There is also a risk that our customers will attempt to impose new or additional requirements on us that reduce the profitability of the orders placed by those customers. Further, even if the orders are not changed, these orders may not generate margins equal to our recent historical or targeted results. If we do not book more orders with existing customers, or develop relationships with new customers, we may not be able to increase, or even maintain, our revenue, and our financial condition, results of operations, business and/or prospects may be materially adversely affected.

We do not have long-term purchase commitments from our customers, which may result in significant uncertainties and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers and the term of our sales contracts with our customers is typically one year or less. Furthermore, these contracts leave certain major terms such as price and quantity of products open to be determined in each purchase order. These contracts also allow parties to re-adjust the contract price for substantial changes in market conditions. As a result, if our customers hold stronger bargaining power than us or the market conditions are in their favor, we may not be able to enjoy the price downside protection or upside gain. Furthermore, our customers may decide not to continue placing purchase orders with us in the future at the same level as in prior periods. As a result, our results of operations may vary from period to period and may fluctuate significantly in the future.

We depend on third parties to supply key raw materials and components to us. Failure to obtain a sufficient supply of these raw materials and components in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers.

We purchase certain key raw materials and finished goods, including resin, chopped strand mat, woven roving, grating, hollow section, c-channel, plywood and ethylene propylene diene monomer sheets, from suppliers in Malaysia and overseas. Historically, we have been able to obtain an adequate supply of raw materials and do not anticipate any shortage of these materials. We purchase raw materials and finished goods on the basis of purchase orders and do not have long-term contracts with our suppliers. For the year ended December 31, 2024, three suppliers accounted for 27%, 23% and 12%, respectively, of our total purchases. No single supplier accounted for more than 10% of our total purchases for the years ended December 31, 2023 and 2022. Due to the availability of numerous alternative suppliers, we do not believe that the loss of any single supplier would have a material adverse effect on our financial condition or results of operations. However, in the absence of firm and long-term contracts, we may not be able to obtain a sufficient supply of these raw materials and finished goods from our existing suppliers or alternates in a timely fashion or at a reasonable cost. If we fail to secure a sufficient supply of key raw materials and finished goods in a timely fashion, it would result in a significant delay in our production and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials and components at a reasonable cost could also harm our revenue and gross profit margins.

Interruptions in deliveries of raw materials could adversely affect our revenue or profitability.

Our dependency upon regular deliveries from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver raw materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of raw materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material could cause us to cease manufacturing or selling one or more of our products for a period of time. Although we have not experienced any significant interruptions of deliveries in the past, if we were to experience such interruptions, they could have a material adverse effect on our results of operations.

We depend on third-party delivery services, for both inbound and outbound shipping, to deliver our products to our customers on a timely and consistent basis, and any deterioration in our relationship with any one of these third parties or increases in the fees that they charge could harm our reputation and adversely affect our business and financial condition.

We rely on third parties for the shipment of our products, both inbound and outbound shipping logistics, and we cannot be sure that these relationships will continue on terms favorable to us, or at all. Shipping costs have increased from time to time, and may continue to increase, and we may not be able to pass these costs directly to our customers.

Any increased shipping costs could harm our business, prospects, financial condition and results of operations by increasing our costs of doing business and reducing gross margins which could negatively affect our operating results. In addition, we utilize a variety of shipping methods for both inbound and outbound logistics. We rely on trucking and ocean carriers and any increases in fees that they charge could adversely affect our business and financial condition. We also rely on parcel freight based upon the product and quantities being shipped and customer delivery requirements. These freight costs have increased on a year-over-year basis and may continue to increase in the future. We also ship a number of oversized products which may trigger additional shipping costs by third-party delivery services. Any increases in fees would increase our shipping costs which could negatively affect our operating results.

In addition, if our relationships with these third parties are terminated or impaired, or if these third parties are unable to deliver products for us, whether due to labor shortage, slow down or stoppage, deteriorating financial or business condition, responses to terrorist attacks or for any other reason, we would be required to use alternative carriers for the shipment of products to our customers. Changing carriers could have a negative effect on our business and operating results due to reduced visibility of order status and package tracking and delays in order processing and product delivery, and we may be unable to engage alternative carriers on a timely basis, upon terms favorable to us, or at all.

If our fulfillment operations are interrupted for any significant period of time or are not sufficient to accommodate increased demand, our sales could decline and our reputation could be harmed.

Our success depends on our ability to successfully receive and fulfill orders and to promptly deliver our products to our customers. Most of the orders for our products are filled from our inventory in our distribution center, namely our suppliers’ warehouse, where all our inventory management, packaging, labeling and product return processes are performed. Increased demand and other considerations may require us to expand our distribution center or transfer our fulfillment operations to larger or other facilities in the future. If we do not successfully expand our fulfillment capabilities in response to increases in demand, our sales could decline.

In addition, our distribution center is susceptible to damage or interruption from human error, pandemics, fire, flood, power loss, telecommunications failures, terrorist attacks, acts of war, break-ins, earthquakes and similar events. For instance, the Malaysian government instituted intermittent lockdowns throughout the COVID-19 pandemic in 2020 and 2021, which resulted in temporary closures of our facilities at various times, and a reduction in the production of our products, particularly in 2020 before there was a spike in the demand for FRP products in 2021 due to new glove manufacturing factories that were built and the expansion of production facilities by existing glove manufacturers.

We do not currently maintain back-up power systems at our fulfillment center. We do not presently have a formal disaster recovery plan or business interruption insurance. In addition, alternative arrangements may not be available, or if they are available, may increase the cost of fulfillment. Any interruptions in our fulfillment operations for any significant period of time, including interruptions resulting from the expansion of our existing facilities or the transfer of operations to a new facility, could damage our reputation and brand and substantially harm our business and results of operations.

Quality problems with, and product liability claims in connection with, our products could lead to recalls or safety alerts, harm to our reputation, or adverse verdicts or costly settlements, and could have a material adverse effect on our business, financial condition, and results of operations.

Quality is extremely important to us and our customers due to the serious and costly consequences of materials selection and workmanship failure, and our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of our products. Manufacturing defects or design flaws could result in an unsafe condition or injury to, or death of, a user of our products. These problems could lead to the recall of, or issuance of a safety alert relating to, our products and could result in unfavorable judicial decisions or settlements arising out of product liability claims and lawsuits, including class actions, which could negatively affect our business, financial condition and results of operations. We regularly review our product liability claims and record contingent liabilities resulting from such claims when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. Although we have not historically experience significant product liability claims and we did not record any contingent liabilities for the years ended December 31, 2024, 2023 and 2022, there is no assurance that claims will be consistent with past history, and in the event that we experience a significant increase in claims, it could have a material adverse effect on our business, financial condition and results of operations.

High quality products are critical to the success of our business. If we fail to meet the high standards that we set for ourselves and that our customers expect, and if our products are the subject of recalls, safety alerts or other material adverse events, our reputation could be damaged, we could lose customers and our revenue could decline.

Any product liability claim brought against us, with or without merit, could be costly to defend and resolve. Any of the foregoing problems, including product liability claims or product recalls in the future, regardless of their ultimate outcome, could harm our reputation and have a material adverse effect on our business, financial condition, and results of operations.

The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.

Our future success depends in large part upon the continued service of the members of our executive management team and key employees, including our Chee Hoong Lew, our Chief Executive Officer. In addition, our success also depends on our ability to attract and retain qualified technical, sales and marketing, product support, financial and accounting, legal and other managerial personnel. The competition for skilled personnel in the industry in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. If we fail to attract new personnel or if we suffer increases in costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our users properly or maintain the quality of our products.

Business interruptions in our facilities may affect the distribution of our products, which may affect our business.

Weather, terrorist activities, war or other disasters, or the threat of them, may result in the closure of one or more of our facilities, or may adversely affect our ability to timely provide products to our customers, resulting in lost sales or a potential loss of customer loyalty. Such a disruption in revenue could potentially have a negative impact on our results of operations, financial condition and cash flows. As noted above, we experienced temporary closures of our facilities at various times during the COVID-19 pandemic, which negatively impacted the production of our products during 2020.

We rely on our computer systems to process transactions and timely provide products to our customers. Our systems are subject to damage or interruption from power outages, telecommunications failures, computer viruses, security breaches or other catastrophic events. If our systems are damaged or fail to function properly, we may experience loss of critical data and interruptions or delays in our ability to process customer transactions. Such a disruption of our systems could negatively impact revenue and potentially have a negative impact on our results of operations, financial condition and cash flows.

Security threats, such as ransomware attacks, to our IT infrastructure could expose us to liability, and damage our reputation and business.

It is essential to our business strategy that our technology and network infrastructure remain secure and is perceived by our customers to be secure. Despite security measures, however, any network infrastructure may be vulnerable to cyber-attacks. Information security risks have significantly increased in recent years in part due to the proliferation of new technologies and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign private parties and state actors. We may face cyber-attacks that attempt to penetrate our network security, to sabotage or otherwise disable our website, misappropriate our or our customers’ proprietary information, which may include personally identifiable information, or cause interruptions of our internal systems and services. If successful, any of these attacks could negatively affect our reputation, damage our network infrastructure and our ability to sell our products, harm our relationship with customers that are affected and expose us to financial liability.

We maintain a system of preventive and detective controls through our security programs; however, given the rapidly evolving nature and proliferation of cyber threats, our controls may not prevent or identify all such attacks in a timely manner or otherwise prevent unauthorized access to, damage to, or interruption of our systems and operations, and we cannot eliminate the risk of human error or employee malfeasance.

In addition, any failure by us to comply with applicable privacy and information security laws and regulations could cause us to incur significant costs to protect any customers whose data was compromised and to restore customer confidence in us and to make changes to our information systems and administrative processes to address security issues and compliance with applicable laws and regulations. Such events could lead to lost sales and adversely affect our results of operations.

Economic, political and other risks associated with our international operations could adversely affect our revenues and international growth prospects.

For the years ended December 31, 2024, 2023 and 2022, approximately 69%, 57% and 30%, respectively, of our revenues were generated from customers located outside Malaysia, which included Singapore, Australia, the United States and other counties in the South Asia region. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will amplify the effects of these risks, which include, among others:

●	differences in culture, economic and labor conditions and practices;

●	the policies of foreign governments;

●	disruptions in trade relations and economic instability;

●	social and political unrest;

●	natural disasters, terrorist attacks, pandemics or other catastrophic events;

●	complex, varying and changing government regulations and legal standards and requirements, particularly with respect to tax regulations, price protection, competition practices, export control regulations and restrictions, customs and tax requirements, immigration, anti-boycott regulations, data privacy, intellectual property, and anti-corruption and environmental compliance; and

●	greater difficulty in accounts receivable collections and longer collection periods.

We are also affected by domestic and international laws and regulations applicable to companies doing business abroad or importing and exporting goods and materials. These include tax laws, laws regulating competition, anti-bribery/anti-corruption and other business practices, and trade regulations, including duties and tariffs. Compliance with these laws is costly, and future changes to these laws may require significant management attention and disrupt our operations. Additionally, while it is difficult to assess what changes may occur and the relative effect on our international tax structure, significant changes in how domestic and foreign jurisdictions tax cross-border transactions could materially and adversely affect our results of operations and financial position.

Our results of operations and financial position are also impacted by changes in currency exchange rates. Unfavorable currency exchange rates between the RM, U.S. dollar and foreign currencies could adversely affect us in the future. Fluctuations in currency exchange rates may present challenges in comparing operating performance from period to period.

There are other risks that are inherent in our international operations, including the potential for changes in socio-economic conditions, laws and regulations, including, among others, competition, import, export, labor and environmental, health and safety laws and regulations, and monetary and fiscal policies, protectionist measures that may prohibit acquisitions or joint ventures, or impact trade volumes, unsettled political conditions, government-imposed operational shutdowns, natural and man-made disasters, hazards and losses, violence, civil and labor unrest, and possible terrorist attacks.

Additionally, if the opportunity arises, we may expand our operations into new and high-growth international markets. However, there is no assurance that we will expand our operations in such markets in our desired time frame. To expand our operations into new international markets, we may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, any of which may be material. We may enter into these transactions to acquire other businesses or products to expand our products or take advantage of new developments and potential changes in the industry. If we are unsuccessful in expanding into new or high-growth international markets, it could adversely affect our operating results and financial condition.

Our international operations require us to comply with anti-corruption laws and regulations in the various international jurisdictions in which we do business.

Doing business on a worldwide basis requires us to comply with the laws and regulations of Malaysia and various international jurisdictions, and our failure to successfully comply with these rules and regulations may expose us to liabilities. These laws and regulations apply to companies, individual directors, officers, employees, and agents, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our international operations are subject to Malaysian and foreign anti-corruption laws and regulations, such as the Malaysian Anti-Corruption Commission Act 2009, which establishes an independent and specialized agency responsible for combating corruption and promoting transparency and upholding integrity in both the public and private sector by providing the legal framework for the prevention, investigation and prosecution of corruption in Malaysia, and compliance with the Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001, which mandates the maintenance of records and documentation related to financial transactions and imposes reporting obligations on certain institutions to report any suspicious transactions as a counter-measure to prevent money laundering and terrorism financing. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption. As a result of the above activities, we are exposed to the risk of violating anti-corruption laws. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable Malaysian and international laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, and such a violation could adversely affect our reputation, business, financial condition and results of operations.

We are a holding company, and we are accordingly dependent upon distributions from our subsidiary to pay dividends, if any, taxes and other expenses.

We are a Cayman Islands holding company and have no material assets other than ownership of equity interests in our subsidiary. We have no independent means of generating revenue. We intend to cause our subsidiary to make distributions to our company in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. Our ability to service our debt, if any, depends on the results of operations of our subsidiary and upon the ability of our subsidiary to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Future financing arrangements may contain negative covenants that limit the ability of our subsidiary to declare or pay dividends or make distributions. Our subsidiary is a separate and distinct legal entity; to the extent that we need funds, and our subsidiary is restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiary to distribute funds), our liquidity and financial condition could be materially harmed.

The obligations associated with being a public company will require significant resources and management attention, and we will incur increased costs as a result of becoming a public company.

We completed our initial public offering on March 28, 2025. As a new public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, and we expect to incur additional costs related to operating as a public company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual and other reports with respect to our business and financial condition, as well as the rules and regulations implemented by the Securities and Exchange Commission, or the SEC, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Public Company Accounting Oversight Board, and the listing requirements of The Nasdaq Stock Market LLC, or Nasdaq, each of which imposes additional reporting and other obligations on public companies. As a public company, we need to, among other things:

●	prepare and file annual and other reports in compliance with the federal securities laws;

●	hire additional financial and accounting personnel and other experienced accounting and finance staff with the expertise to address complex accounting matters applicable to public companies;

●	institute more comprehensive financial reporting and disclosure compliance procedures;

●	involve and retain, to a greater degree, outside counsel and accountants to assist us with the activities listed above;

●	build and maintain an investor relations function;

●	establish new internal policies, including those relating to trading in our securities and disclosure controls and procedures;

●	comply with the initial listing and maintenance requirements of Nasdaq; and

●	comply with the Sarbanes-Oxley Act.

We expect these rules and regulations, and any future changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases, due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, financial condition and results of operations.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These increased costs may require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives.

We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer a non-accelerated filer or no longer an emerging growth company if we take advantage of the exemptions available to us through the Jumpstart Our Business Act of 2012, as amended, or the JOBS Act.

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls when they are required to issue such opinion, investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our share price.

Adverse market, economic and political conditions, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes and other events or circumstances beyond our control could have a material adverse effect on us.

Another economic or financial crisis or rapid decline of the consumer economy, significant concerns over energy costs, geopolitical issues, including the ongoing conflict between Ukraine and Russia, recent events in the Middle East, recent trade disputes between the U.S. and other countries resulting in the imposition of increased tariffs on products imported into the U.S., and the availability and cost of credit can contribute to increased volatility, diminished expectations for the economy and the markets, and high levels of structural unemployment by historical standards. Market, political and economic challenges, including dislocations and volatility in the credit markets, general global economic uncertainty, uncertainty or volatility from matters such as the implementation of the governing agenda of President Donald J. Trump, and changes in governmental policy on a variety of matters such as trade, tariffs and manufacturing policies may adversely affect the economy and financial markets, our financial condition, results of operations, and the trading price of our ordinary shares.

Risks Related to Our Operations in Malaysia

Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could subject us to additional liabilities.

We are subject to a wide variety of statutes, rules, regulations, guidelines, policies and procedures in Malaysia, including but not limited to, laws relating to the operation of manufacturing facilities and workplace safety, personal data protection and employment. Our failure to comply with these laws and regulations could result in a revocation of required licenses, fines and/or proceedings against us by governmental agencies and/or other stakeholders, which could adversely affect our business, financial condition and results of operations. Moreover, unfavorable changes in the laws, rules and regulations applicable to us could decrease demand for products offered by us, increase costs and/or subject us to additional liabilities.

The economy of Malaysia in general might not grow as quickly as expected, which could adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the economy in Malaysia. We cannot assure you that the Malaysian economy will continue to grow at the same pace as in the past. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysian economy suffers, demand for the products we currently offer may diminish, which would in turn result in decreased likelihood of profitability. This could in turn result in a substantial need for restructuring of our business objectives and could result in a partial or entire loss of an investment in our company.

Developments in the social, political, regulatory and economic environment in Malaysia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. According to Bank Negara Malaysia, or the BNM, which is the central bank of Malaysia, Malaysia’s economy grew 5.1% in 2024, exceeding the government’s 4%–5% target and accelerating from a downwardly revised 3.6% in 2023. The BNM has also been increasing the overnight policy rate, or OPR, since May 2022. The OPR has been raised 5 times, with the latest increase of 25 basis points in May 2023 pushing the OPR to 3.00%. Historically, changes in interest rates have not materially affected our operations and business.

Although the overall Malaysian economic environment (in which we predominantly operate) appears to be positive, there can be no assurance that this will continue to prevail in the future. Economic growth is determined by countless factors, and it is extremely difficult to predict with any level of absolute certainty. In the event that the Malaysia economy suffers, demand for our products may diminish, which would in turn result in adverse impacts on our revenues, cash flows, financial condition and business prospect.

We face the risk that changes in the policies of the Malaysian government could have a significant impact upon our business in Malaysia.

Policies of the Malaysian government can have significant effects on the economic conditions of Malaysia. A change in policies by the Malaysian government could adversely affect our interests by, among other factors, changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. We cannot assure you that the government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Malaysia’s political, economic and social environment.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of the RM against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in Malaysia’s political and economic conditions. The value of our ordinary shares will be indirectly affected by the foreign exchange rate between U.S. dollars and RM and between those currencies and other currencies in which our sales may be denominated. Appreciation or depreciation in the value of the RM relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently, a majority of our revenues are earned in Malaysia, any significant revaluation of RM may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into RM for our operations, appreciation of the RM against the U.S. dollar could cause the RM equivalent of U.S. dollars to be reduced and therefore could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our RM into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the RM, the U.S. dollar equivalent of the RM we convert would be reduced. In addition, the depreciation of significant U.S. dollar denominated assets could result in a change to our operations and a reduction in the value of these assets.

We are subject to foreign exchange control policies in Malaysia.

The ability of our Malaysian subsidiary to pay dividends or make other payments to us may be restricted by the foreign exchange control policies in Malaysia. There are foreign exchange policies in Malaysia which support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of the BNM, the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by the BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax. In the event the BNM introduces any restrictions, we may be affected in our ability to repatriate dividends or other payments from our subsidiary in Malaysia. Since we are a Cayman Islands holding company and rely principally on dividends and other payments from our subsidiary for our cash requirements, any restrictions on such dividends or other payments could materially and adversely affect our liquidity, financial condition and results of operations.

Because our principal assets are located outside of the United States and most of our directors and officers reside outside of the United States, it may be difficult for you to enforce your rights based on U.S. federal securities laws against us or our officers and directors or to enforce a judgment of a United States court against us or our officers and directors in Malaysia.

Most of our directors and officers are nationals and residents of a country other than the United States and most of their assets are located outside the United States. In addition, all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to effect service of process within the United States upon us or our directors and officers or to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us or our directors and officers in the courts of the U.S., Cayman Islands or Malaysia and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in Malaysian courts.

Risks Related to Ownership of Our Ordinary Shares

We may not be able to maintain a listing of our ordinary shares on Nasdaq.

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “WFF.” We must meet certain financial and liquidity criteria to maintain the listing of our ordinary shares on Nasdaq. If we violate Nasdaq’s listing requirements, our ordinary shares may be delisted. If we fail to meet any of Nasdaq’s listing standards, our ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our ordinary shares may materially impair our shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares. The delisting of our ordinary shares could significantly impair our ability to raise capital and the value of your investment.

The market price of our ordinary shares may be highly volatile, and you could lose all or part of your investment.

The market for our ordinary shares may be characterized by significant price volatility when compared to the shares of larger, more established companies that have large public floats, and we expect that our share price will be more volatile than the shares of such larger, more established companies for the indefinite future. The stock market in general has recently been highly volatile. Furthermore, there have been recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. We may also experience such volatility, including stock run-ups, which may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

The market price of our ordinary shares is likely to be volatile due to a number of factors. First, as noted above, our ordinary shares are likely to be more sporadically and thinly traded compared to the shares of such larger, more established companies. The price for our ordinary shares could, for example, decline precipitously in the event that a large number of shares is sold on the market without commensurate demand. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the shares of a larger, more established company that has a large public float. Many of these factors are beyond our control and may decrease the market price of our ordinary shares regardless of our operating performance. The market price of our ordinary shares could also be subject to wide fluctuations in response to a broad and diverse range of factors, including the following:

●	actual or anticipated variations in our operating results;

●	increases in market interest rates that lead investors of our ordinary shares to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our ability to maintain the listing of our ordinary shares on Nasdaq.

Volatility in the market price of our ordinary shares may prevent investors from being able to sell their ordinary shares at or above the price at which they purchased them. As a result, you may suffer a loss on your investment.

A single shareholder has substantial influence over our company and its interests may not be aligned with the interests of our company and our other shareholders.

Lew Capital Private Limited, or Lew Capital, a company controlled by two directors, including Chee Hoong Lew, our Chief Executive Officer, is able to exercise approximately 63.54% of our total voting power. Accordingly, Lew Capital could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Lew Capital will also have the power to prevent or cause a change in control. Without the consent of Lew Capital, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Lew Capital and its beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may also cause a material decline in the value of our ordinary shares. For more information regarding Lew Capital and its beneficial owners, see “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our ordinary shares will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our ordinary shares could be negatively affected.

Any trading market for our ordinary shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our ordinary shares could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our ordinary shares could be negatively affected.

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our ordinary shares to decline and would result in the dilution of your holdings.

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, or the expiration of lock-up agreements that restrict the issuance of new ordinary shares or the trading of outstanding ordinary shares, could cause the market price of our ordinary shares to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our ordinary shares. In all events, future issuances of our ordinary shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our ordinary shares. In connection with our initial public offering, we, all of our directors and executive officers, and the holders of 5% or more of our outstanding ordinary shares have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of three (3) months after the initial public offering in the case of our company and for a period of six (6) months after the initial public offering in the case of our directors, executive officers and the holders of 5% or more of our outstanding ordinary shares. In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our ordinary shares may become available for resale, subject to applicable law, including without notice, which could reduce the market price for our ordinary shares.

Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our ordinary shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our ordinary shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of ordinary shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our ordinary shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our ordinary shares.

If our ordinary shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our ordinary shares is less than $5.00, our ordinary shares could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our ordinary shares, and therefore shareholders may have difficulty selling their shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be amended form time time), the Companies Act (Revised) of the Cayman Islands (as may be amended form time time) and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records (other than the amended and restated memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law” included in our registration statement on Form F-1 (File No. 333-282294), initially filed on September 23, 2024 and declared effective by the SEC on March 26, 2025, or the IPO Registration Statement.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Malaysia, see “Enforceability of Civil Liabilities” included in the IPO Registration Statement.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our shareholders could receive less information than they might expect to receive from more mature public companies.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our ordinary shares less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our ordinary shares.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our shares.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different than the standards applied to domestic U.S. issuers as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

●	have a compensation committee and a nominating committee to be comprised solely of “independent directors”; or

●	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

Although we do not currently intend to rely these “home country” exemptions, we may rely on some of these exemptions in the future. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

We qualify as a “controlled company” under the rules of Nasdaq and as a result, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As noted above, Lew Capital is able exercise approximately 63.54% of our total voting power, As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

Our amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected. In addition, our amended and restated memorandum and articles of association contain other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.

There is a risk that we will be a passive foreign investment company for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our shares.

In general, a non-U.S. corporation is a passive foreign investment company, or PFIC, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes.

Based on the composition of our income and assets and the value of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year during which a U.S. investor holds shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material Tax Considerations—U.S. Federal Income Taxation Considerations—Passive Foreign Investment Company Consequences” included in the IPO Registration Statement for additional information.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We were incorporated as a Cayman Islands exempted company on March 7, 2023. Win-Fung was incorporated in Malaysia on March 28, 1984.

On June 21, 2023, we completed a corporate reorganization pursuant to a share sale and purchase agreement that we entered into with Win-Fung and its shareholders on May 23, 2023. Pursuant to the reorganization, we acquired all of the issued and outstanding equity interests of Win-Fung in exchange for which we issued 22,949,999 ordinary shares to the shareholders of Win-Fung. As a result of this reorganization, Win-Fung became our wholly owned subsidiary and the shareholders of Win-Fung became our shareholders. We do not have any other subsidiaries.

4.B. Business Overview

Overview

We are a manufacturer of fiberglass reinforced plastic, or FRP, products based in Malaysia. For over 30 years, we have been providing high-quality and durable FRP products to various industries, including, among others, chemical processing, water and wastewater treatment, and power generation.

Our products range from tanks, pipes, ducts, gratings and other custom-made FRP products. We use advanced production technology and equipment and have obtained various certifications, including an ISO 9001:2015 certification from NQA. Our manufacturing capabilities allow us to design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance.

Products and Services

We sell a broad range of FRP products, including filament wound and molded tanks, thermoplastic tanks, lining products, ducting and fitting products, air pollution control equipment and custom made products. We also offer delivery, installation and repair and maintenance services, as well as on-site consultation services.

FRP Filament Wound and Molded Tanks

A FRP filament wound tank is a type of FRP tank that is manufactured using a process called filament winding. This process involves wrapping fiberglass filaments with or without a rotating mandrel/tank, which creates a seamless, high-strength tank.

A FRP molded tank is a type of FRP tank that is manufactured using a process called molding. This process involves forming a tank by applying layers of fiberglass and resin to a mold, which is then cured to create a solid and seamless tank.

Both FRP filament wound and molded tanks are commonly used in the chemical processing, water and wastewater treatment, and oil and gas industries to store corrosive liquids and chemicals. They are also used in the transportation and storage of fuels and other liquids. The benefits of FRP filament wound and molded tanks include their high strength, durability and resistance to corrosion, making them suitable for use in harsh environments where other materials may fail. They are also lightweight, which makes them easy to transport and install, and have a long service life, reducing the need for costly replacements.

FRP filament wound and molded tanks can be custom-designed to meet specific project requirements, including size, shape and capacity. They can also be manufactured to meet various industry standards and certifications, such as ASME RTP-1, ASTM D3299, BS 4994, BS EN 13121.

Overall, FRP filament wound and molded tanks offer a reliable and cost-effective solution for the storage of corrosive liquids and chemicals.

FRP Thermoplastic Tanks

FRP thermoplastic tanks are storage tanks made from a combination of FRP and thermoplastic materials. In FRP thermoplastic tanks, the thermoplastic materials are used as a lining or coating over the FRP structure to provide additional corrosion resistance, chemical resistance and mechanical strength. The most commonly used thermoplastic materials for tank linings include polyvinyl chloride, polyethylene, polypropylene and fluoropolymers such as polyvinylidene fluoride and ethylene tetrafluoroethylene.

FRP thermoplastic tanks are commonly used in various industries for the storage of chemicals, acids and other corrosive liquids. They offer a number of advantages over traditional storage tank materials such as steel and concrete, including a high strength-to-weight ratio, excellent resistance to corrosion and chemical attack, and ease of fabrication and installation.

FRP Lining

FRP lining is a process of lining the interior of pipes, tanks and other equipment with a layer of fiberglass to protect them from corrosion and erosion. This process involves applying a layer of resin-saturated fiberglass mat or fabric to the surface of the equipment until the desired thickness, which is then cured to form a hard, durable lining.

FRP lining is commonly used in the chemical processing, oil and gas, and water treatment industries to protect equipment from the corrosive effects of chemicals, salts and other corrosive materials. The process is also used to repair damaged equipment, extend the service life of existing equipment, and to improve the performance and efficiency of equipment by reducing friction and improving flow characteristics. The process is also cost-effective compared to other methods of protecting equipment from corrosion, such as replacing the equipment or using more expensive materials.

FRP Ducting and Fitting

FRP ducting and fittings are components made from FRP that are used to construct ducting systems in various industries. FRP ducting and fittings are lightweight, strong and highly resistant to corrosion, making them ideal for use in harsh environments where traditional materials such as steel or concrete may fail.

FRP ducting and fittings are commonly used in industries such as chemical processing, water treatment and power generation, where they are used to transport gases and liquids in a safe and efficient manner. They are also used in HVAC (heating, ventilation, and air conditioning) systems, where they help to distribute air and maintain a comfortable indoor environment.

Some common types of FRP ducting and fittings include elbows, tees, reducers, flanges and dampers. These components can be custom-designed and fabricated to meet specific project requirements and can be easily installed using standard tools and techniques.

FRP Air Pollution Control Products

We also offer a variety of air pollution control systems made from FRP that are designed to remove pollutants and contaminants from industrial exhaust streams. FRP air pollution control equipment includes components such as scrubbers, filters, adsorbers and thermal oxidizers, which are used to capture, neutralize or destroy harmful pollutants such as gases, particulates and volatile organic compounds. These systems are used in a wide range of industries, including chemical processing, power generation and wastewater treatment, to help reduce air pollution and comply with environmental regulations.

FRP air pollution control systems offer several benefits over traditional air pollution control equipment made from metals such as steel or aluminum. FRP is highly resistant to corrosion, which is a common problem in industrial environments where pollutants and contaminants can cause rapid degradation of metal equipment.

The benefits of FRP air pollution control equipment include improved performance, reduced maintenance costs, increased service life, and compliance with environmental regulations. They are a popular choice for many industries looking to reduce their environmental impact and improve their sustainability.

FRP Custom Made Products

We also offer FRP products that are custom-designed and fabricated to meet specific project requirements. These products can be made in a wide range of shapes, sizes and configurations, and can be tailored to meet the specific needs of a particular application or project.

The advantages of FRP custom-made products include the ability to design and fabricate products that meet specific project requirements, including size, shape and performance characteristics. FRP custom-made products are also highly durable and resistant to corrosion, making them suitable for use in harsh environments where other materials may fail. Additionally, FRP custom-made products are lightweight, easy to install, and require minimal maintenance, making them a cost-effective solution for many applications.

The process of designing and fabricating FRP custom-made products typically involves working closely with the customer to understand its specific needs and requirements.

FRP Related Services

We also offer a range of services to supplement our FRP manufacturing activities, including on-site consultation services, delivery and installation, as well as repair and maintenance services. On-site consultation services generally involve on-site inspection on old/existing FRP products, whereby we provide feedback on whether damaged or faulty products require replacement, repair or maintenance services. We also provide delivery and installation services for our products on request of customers. Depending on the size and volume of the product, our own fleet or a third-party transporter will be used to deliver the products. Our services extend to the provision of FRP lining for customer products or sites. If a metal tank or concrete floor is used in a corrosive environment, we can add FRP lining for these tanks or flooring for protection purposes.

Manufacturing, Distribution and Quality Control

Our manufacturing operations are conducted at our facility in Malaysia. The FRP manufacturing process generally entails two steps: making the fibrous material and bonding the material with a polymer plastic. The fiber preforms are manufactured through weaving, braiding, stitching and knitting. These fiber preforms are usually made into sheets, continuous mats or as continuous filaments for spray applications. A rigid structure is generally used to establish the shape of the FRP components. Most FRP parts are formed using a mold. The molding process begins with placing the fiber preform that has been wetted with polymer or resin on or in the mold. The product is then cured in the mold so that the polymer and fibers form the shape created by the mold. Heat, pressure, or both, are sometimes used to cure the FRP.

All of our manufacturing operations are conducted in accordance with ISO 9001 and applicable regulatory standards. We place special emphasis on quality control. We have inventory control systems at our facility that track each manufacturing and packaging component as we receive it from our supply sources through manufacturing and delivery of each product to customers. Our manufacturing capabilities allow us to design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance.

We believe that our existing manufacturing capacity is sufficient for our near-term requirements. However, we do plan to increase our production capacity by procuring another two-acre factory using a portion of the proceeds from our recent initial public offering. This factory is expected to have a production space of around 40,000 feet, which would increase our current production floor capacity by 150%. As of the date of this report, we have not entered into any letter of intent, agreement or other undertakings for this planned expansion.

Raw Materials and Suppliers

Our products are made from several basic raw materials and finished goods, including resin, chopped strand mat, woven roving, grating, hollow section, c-channel, plywood and ethylene propylene diene monomer sheets. These materials are readily available and are competitively priced.

Historically, we have been able to obtain an adequate supply of raw materials and do not anticipate any shortage of these materials. However, from time to time, unpredictable fluctuations in the supply and demand may affect price, quantity, availability, or selection of raw materials. Although we cannot be sure that our sources of supply for our principal raw materials will be adequate in all circumstances, we believe that we can develop alternate sources in a timely and cost-effective manner if our current sources become inadequate. For the year ended December 31, 2024, three suppliers accounted for 27%, 23% and 12%, respectively, of our total purchases. No single supplier accounted for more than 10% of our total purchases for the years ended December 31, 2023 and 2022. Due to the availability of numerous alternative raw material suppliers, we do not believe that the loss of any single raw material supplier would have a material adverse effect on our financial condition or results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We depend on third parties to supply key raw materials and components to us. Failure to obtain a sufficient supply of these raw materials and components in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers.”

We believe that our strong relationships with suppliers yield high quality, competitive pricing and overall good service to our customers.

Customers, Sales and Marketing

We primarily sell our products to customers in the chemical processing, water and wastewater treatment, and power generation industries in Malaysia and internationally. For the year ended December 31, 2024, approximately 31% of our revenues were generated from sales in Malaysia, with the remaining revenues generated from Singapore (39%), Australia (29%) and the South Asia region (less than 1%). For the year ended December 31, 2023, approximately 43% of our revenues were generated from sales in Malaysia, with the remaining revenues generated from Singapore (32%), Australia (16%), the United States (5%) and the South Asia region (4%). For the year ended December 31, 2022, approximately 70% of our revenues were generated from sales in Malaysia, with the remaining revenues generated from Singapore (13%), Australia (15%) and the South Asia region (2%).

We do not have long-term contracts with our customers and primarily sell our products on the basis of individual purchase orders or on a per project basis. For the year ended December 31, 2024, three customers accounted for approximately 12%, 12% and 13% of our revenue, respectively, and for the year ended December 31, 2023, the first customer accounted for 14% of our revenue (no single customer accounted for more than 10% of our revenue for the year ended December 31, 2022). The loss of any major customer could have a material adverse effect on our results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—A significant portion of our revenue has recently been generated from one customer and a loss of this customer, or any other key customers, could adversely affect our results of operations.”

In Malaysia, we plan to set up a secondary workshop in Kuching Sarawak, East Malaysia by 2025 to better serve the markets in Sarawak and Sabah as we believe there is a significant potential for expansion in this region of Malaysia. Our expansion strategy includes entering the local decentralized sewage system market to enhance hygiene, addressing the geographical challenges faced by the population. We intend to identify a local business partner or acquire an existing manufacturing plant with compatible experience and technologies within 12-18 months. We intend to expand into the local decentralized sewage system to improve the hygiene due to the geographical challenge of the population. As of the date of this report, we have not identified any specific acquisition targets or entered into any letter of intent, agreement or other undertakings for such planned acquisitions. In Peninsula Malaysia, or West Malaysia, within 24 months, we plan to (1) expand our headquarters facilities by acquiring land, constructing a new plant, and securing the quota for hiring foreign labor, (2) invest in automation systems to enhance efficiency, productivity, and quality and (3) establish a medium-sized manufacturing facility in the southern region of Peninsular Malaysia to support the southern region and Singapore. We currently do not expect any material obstacle to overcome in expanding our operations in Malaysia.

We plan to continue exploring opportunities with additional market players in the environmental, air, and odor control systems sector in Australia. To support this, we will hire a general manager based in Malaysia to oversee our future operations in the Australian market. Additionally, within 9 months, we intend to recruit a full-time technical sales person or agent with experience in related businesses to be based in Australia. We also aim to identify an existing Australian manufacturer for potential business collaboration or acquisition within 24 months. As of the date of this report, we have not identified any specific acquisition targets in Australia. We recognize that expanding our business in Australia presents various challenges and obstacles, including, but not limited to, unfamiliarity with and the burdens of complying with foreign laws, accounting and legal standards, regulatory requirements, tariffs, and other barriers. We also anticipate difficulties in adapting to differing technology standards, as well as challenges arising from managing a dispersed workforce and the complexities of foreign employment.

Currently, our marketing department at our headquarters is responsible for promotional efforts. In doing so, our sales staff works closely with our customers to understand their needs and provide feedback to us so that we can better address their needs and improve the quality and features of our products.

We also engage in marketing activities such as attending industry-specific conferences and exhibitions to promote our products and brand name. We believe these activities are beneficial to promoting our products and brand name among key industry participants.

Competition

Manufacturers of FPR products tend to offer more than one type of FRP product. For example, a manufacturer that offers FRP tanks (including round tanks, rectangular and square tanks) may also offer panel tanks as well as other related products such as FRP pipes and ducts. The same manufacturer may also branch out into the manufacture of other types of FRP products such as gratings, ladders, handrails and even sculptures. Some of these manufacturers include Aceon Composite Sdn Bhd, Cradotex (M) Sdn Bhd, Heng Lee Composite Engineering Sdn Bhd, Hexagon MF Composite Sdn Bhd, Intralink Techno Sdn Bhd, Joncan Composites Sdn Bhd, Mui Fatt Industries Sdn Bhd, Nova FRP Sdn Bhd, Win-Han FRP Technology Sdn Bhd and Yunku FRP Sdn Bhd.

At the same time, there are also industry players in the FRP industry that serve as suppliers of FRP products. These suppliers generally do not have manufacturing capabilities and source FRP products from other manufacturers. They serve as consultants and installers of FRP products. Some of these suppliers may also distribute products made from other materials such as steel or stainless steel, concrete or rubber. Some of these suppliers include Berjaya Bintang Timur Sdn Bhd, FRP Trading Sdn Bhd and WT TankPro Sdn Bhd.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Diverse product and service offerings. We offer a broad range of FRP products, including tanks, pipes, ducts, gratings, and other custom-made FRP products. We also offer consultation, delivery, installation and repair and maintenance services provided by our highly knowledgeable personnel.

●	In-house design team providing customized solutions. We have an in-house design team that can provide customized solutions and design calculations, which allows us to tailor our products and services to meet our customers’ unique needs and requirements. Furthermore, having a strong design team can also improve the quality of our products and services, ensuring that they are efficient, reliable and safe. This can also lead to faster product development and reduce the need for outsourcing design work, which can be costly and time-consuming.

●	Advanced manufacturing capabilities. We use advanced production technology and equipment and have obtained various certifications, including an ISO 9001 certification. Many companies require their suppliers to be ISO 9001 compliant, so we believe that this certification differentiates us from our competitors. Additionally, ISO 9001 compliance helps us to reduce waste and improve efficiency, leading to cost savings and increased profitability. Our manufacturing capabilities allow us to design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance.

●	Highly experienced, proven management team. We are led by an experienced management team with a long and successful track record, enabling us to recognize and capitalize upon attractive opportunities in our markets. Our most senior members of the management team have an average of over 24 years of experience in the FRP and related industries. The management team is led by Chee Hoong Lew, our Chief Executive Officer, who has over 24 years of experience in the FRP and related industries.

●	Commitment to sustainability and social responsibility. Our commitment to sustainability and social responsibility, including environmental responsibility, is evident through several initiatives. We have invested in solar panels to reduce our carbon footprint and promote the use of renewable energy. We have also implemented measures to reduce waste and pollution and demonstrated a strong alignment with environmental, social and governance, or ESG, principles.

Growth Strategies

The key elements of our strategy to grow our business include:

●	Increase production capacity and workforce. We plan to increase our production capacity by procuring another two-acre factory with a production space of around 40,000 feet, which would increase our current production floor capacity by 150%. We also plan to increase our workforce by adding an additional 50 workers and we plan to acquire a new hostel to house such workers in accordance with local requirements for worker accommodations. We plan to use a portion of the proceeds from our recent initial public offering to finance the acquisition of the two-acre factory and to fund the hiring of additional workers. As of the date of this report, we have not entered into any letter of intent, agreement or other undertakings for the foregoing plans.

●	Expand product offerings. We plan to expand our product offerings by various methods. We plan to acquire a multi axil winder, a specialized machine, to venture into FRP filter housing business. We also plan to design and certify our own AMCA (Air Movement and Control Association) dampers (zero leak) for the air pollution industry. We may also expand our product offerings through acquisitions of businesses or companies that complement our product offerings. As of the date of this report, we have not identified any specific acquisition targets or entered into any letter of intent, agreement or other undertakings for such planned acquisitions.

●	Expand into new markets. We continue to look for opportunities to expand into new markets. For instance, we plan to expand into the oil and gas industry. We also have plans to expand further in Australia.

Government Regulation

Currently, almost all of our business operations are conducted in Malaysia. This section sets forth a summary of the most significant rules and regulations that affect our business activities in Malaysia and our Cayman Islands holding company’s duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Regulation on Manufacturing Activities

Industrial Co-ordination Act 1975

The Industrial Co-ordination Act 1975, or ICA, provides that no person shall engage in any manufacturing activity unless such person is issued with a license in respect of such manufacturing activity. Manufacturing activity is defined under the ICA as the making, altering, blending, ornamenting, finishing or otherwise treating or adapting any article or substance with a view to its use, sale, transport, delivery or disposal and includes the assembly of parts and ship repairing but shall not include any activity normally associated with retail or wholesale trade. Any person who fails to comply with such requirement is guilty of an offence and on conviction, is liable to a fine not exceeding RM2,000 (approximately $447) or to a term of imprisonment not exceeding 6 months and to a further fine not exceeding RM1,000 (approximately $224) for every day during which such default continues.

Win-Fung holds the manufacturing license, dated September 28, 2022, issued by the Ministry of International Trade and Industry pursuant to the ICA to carry out manufacturing activities and to act as licensed manufacturer with effect from August 19, 2022 for an indefinite term.

Occupational Safety and Health Act 1994

The Occupational Safety and Health Act 1994, as amended by the Occupational Safety and Health (Amendment) Act 2022, or OSHA, provides for legislature framework to secure the safety, health and welfare of persons at work and is administered by the Department of Occupational Safety and Health under the Ministry of Human Resource. OSHA applies to the manufacturing industry which provides, among others, the requirements in respect of the general duties of employers and self-employed persons to their employees, general duties of designers, manufacturers and suppliers and general duties and rights of employees. Any person who contravenes the provisions in relation to the general duties of employers and self-employed persons pursuant Part IV of OSHA shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM500,000 (approximately $111,869) or to imprisonment for a term not exceeding 2 years or to both.

As of the date of this report, Win-Fung is in compliance with OSHA regulations without any material impact on our business.

OSHA also provides that no person shall operate, or cause or permit to be operated, any machinery unless the machinery has a certificate of fitness issued by an officer or a licensed person under OSHA or its predecessor, the repealed Factories and Machinery Act 1967, or the FMA. Any person who contravenes this requirement shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 (approximately $22,374) or to imprisonment for a term not exceeding 1 year or to both.

In accordance with OSHA and the repealed FMA, Win-Fung has renewed and obtained four certificates of fitness issued under OSHA and the FMA to operate the machineries, one of which expires on June 17, 2025 and three of which expire on April 15, 2026.

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974, or the SDBA, provides that any person who occupies or permits to be occupied any building or any part thereof without a certificate of completion shall, on conviction, be liable to a fine not exceeding RM250,000 (approximately $55,935) or to imprisonment for a term not exceeding 10 years or to both under the SDBA. The SDBA further provides that any person who, among others, deviates from any plan or specification approved by the local authority without the prior written permission of the local authority, or erects a building in contravention of the SDBA or of any of the by-laws made thereunder, shall be liable on conviction to a fine not exceeding RM50,000 (approximately $11,187) or to imprisonment for a term not exceeding 3 years or to both, and shall also be liable to a further fine of RM1,000 (approximately $224) for every day during which the offence is continued after conviction.

As of the date of this report, Win-Fung is in compliance with the SDBA regulations and there is no material impact on our business.

Fire Services Act 1988

The Fire Services Act 1988, or the FSA, provides that every designated premise requires a fire certificate. The Fire Services (Designated Premises) Order 1998 amended by Fire Services (Designated Premises) (Amendment) Order 2020 provides that designated premises include factory complex. Under the FSA, where there is no fire certificate in force in respect of any designated premises the owner of the premises shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 (approximately $11,187) or to imprisonment for a term not exceeding 5 years or to both.

Based on the letter, dated August 4, 2023, issued by the Fire and Rescue Department of Malaysia, the Fire and Rescue Department of Malaysia confirmed that the premises occupied by us does not fall within the scope of designated premises under the FSA and the fire certificate is not required.

Regulations on Environmental Matters

The Environmental Quality Act 1974, or the EQA, provides for the prevention, abatement, control of pollution and enhancement of the environment, which include restrictions in relation to air pollution, noise pollution, soil pollution, pollution of inland waters and pollution by discharge of oil into Malaysian waters. Any person who contravenes such restrictions stipulated under EQA shall be guilty of an offence and shall, on conviction, be liable to a fine not less than RM10,000 (approximately $2,237) and not exceeding RM10,000,000 (approximately $2,237,387) or to imprisonment for a period not exceeding 5 years or to both.

In the course of its operations, Win-Fung observes and adheres to all material environmental laws, regulations and requirements. As of the date of this report, we are not aware of any potential material environmental issues that may affect our utilization of property, plant and equipment.

Regulation on Construction Work

The Construction Industry Development Board Act 1994, or the CIDBA, provides that no person shall carry out or complete or undertake to carry out or complete any construction work or hold himself out as a contractor, unless such person is registered with the Construction Industry Development Board Malaysia, or CIDBM, and holds a valid certificate of registration issued by the CIDBM. The CIDBA further provides that any person who contravenes this requirement shall be guilty of an offence and shall, on conviction, be liable to a fine of not less than RM10,000 (approximately $2,237) but not more than RM100,000 (approximately $22,374).

Win-Fung has renewed and obtained the latest registration of certificate with CIDBM issued pursuant to the CIDBA expiring on June 28, 2026 to carry out any construction work.

Regulation on Business Licenses

The Local Government Act 1976 provides a local authority with the power to grant a license or permit for any trade, occupation or premises. Such license may be subject to such conditions and restrictions as the local authority may think fit. This license is generally required if a business occupies an office for business use or erects a signboard. Every person to whom a license has been granted shall exhibit the license at all times in some prominent place on the licensed premises and shall produce such license if required to do so by any officer of the local authority authorized to demand the same. Any person found guilty of an offence shall on conviction be liable to a fine not exceeding RM500 (approximately $112) or to imprisonment for a term not exceeding 6 months or to both.

In accordance with the licensure requirement of the Local Government Act 1976, Win-Fung has renewed and obtained two latest business operation licenses for its use of the business premise, expiring on August 14, 2025 and October 14, 2025, respectively.

Regulations on Employment

Employment Act 1995

The Employment Act 1955, or the EA, is the principal law that governs and regulates all labor relations including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees. When the Employment (Amendment) Act 2022 and the Employment (Amendment of First Schedule) Order 2022 came into force on January 1, 2023, the scope of application of the EA has been expanded from the previous limited category of employees receiving monthly wages of RM2,000 (approximately $447) and below, to a broader category of protecting any person who has entered into a contract of service irrespective of their monthly wages under the current EA. Any person who commits any offence under, or contravenes any provision of the EA, shall be guilty of an offence and shall on conviction be liable to a fine not exceeding RM50,000 (approximately $11,187).

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991, or the EPF Act, provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for retirement purposes. Under the EPF Act, all employers and employees shall be liable to pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the EPF Act. Any person being an employer who fails to pay any contributions which he is liable under the EPF Act to pay in respect of or on behalf of any employee shall be guilty of an offence and shall, on conviction, be liable to a fine of up to RM10,000 (approximately $2,237) and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, the directors of such company (including any persons who were the directors of such company during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969, or the SOCSO Act, deals with the provision of social security in certain contingencies. The Social Security Organization, or the SOCSO, was established under the SOCSO Act to administer the SOCSO Act. The SOCSO Act applies to the industry of any business, trade, undertaking, manufacture or calling of employers, and includes any calling, service, employment, handicraft or industrial occupation or avocation of employees. All employees, including the registered foreign employees, in industries to which the SOCSO Act applies are required to be insured. It is the obligation of the principal employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates according to the Third Schedule of the SOCSO Act. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to benefits stipulated under the SOCSO Act. Any person being an employer who fails to pay any contributions which he is liable under the SOCSO Act to pay in respect of or on behalf of any employee shall be punishable with a fine of up to RM10,000 (approximately $2,237) and/or to imprisonment for a term of up to 2 years.

Employment Insurance System Act 2017

The Employment Insurance System Act 2017, or the EIS Act, provides for the establishment of an employment insurance system administered by SOCSO to provide certain benefits and a re-employment placement program for insured persons in the event of loss of employment which will promote active labor market policies. All employees in the industries to which the EIS Act applies shall be registered and insured by the employers according to Section 16 and Section 17 of the EIS Act which shall then deemed to be an insured person. Under the EIS Act, both employers and employees (age between 18 to 60) are required to contribute to the employment insurance system with the rates, subject to the revision by the Minister, as specified in the Second Schedule based on the amount of the monthly wages of the employee insured under the EIS Act. An insured person who considers that such person lost employment shall submit an application to claim for benefits up to 6 months to SOCSO within 60 days from the date that such person considers that employment was lost. After considering if the contributions qualifying conditions are fulfilled (the fulfillment of which depends on the number of past claims and contributions made preceding to the loss of employment) in respect of a claim for benefits by an insured person, SOCSO may approve or reject the claim for benefits.

Income Tax (Deduction From Remuneration) Rules 1994

The Income Tax (Deduction From Remuneration) Rules 1994, or the Income Tax Rules, provides that every employer shall deduct in each month or the relevant month the monthly deduction in accordance with the schedule of the Income Tax Rules in respect of income on account of tax from the remuneration of each of his employees. Every employer shall pay to the Director General of Inland Revenue Malaysia, not later than the 15th day of every calendar month, the total amount of tax deducted or that should have been deducted from the remuneration of employees during the preceding calendar month, and shall render to the Director General of Inland Revenue Malaysia a return setting out the details of those employees from whose remuneration have made or should have made deductions. Any person, who without reasonable excuse, fails to comply such rules shall be guilty of an offence and shall on conviction, be liable to a fine not less than RM200 (approximately $45) and not more than RM20,000 (approximately $4,475) or to imprisonment for a term not exceeding six months or to both.

Minimum Wages Order 2024

Pursuant to the Minimum Wages Order 2024, commencing from February 1, 2025, the minimum wage for employees employed by an employer who employs 5 or more employees or employed by an employer who carries out such prescribed professional activity classified under the Malaysia Standard Classification of Occupations (regardless of the number of employees employed), shall be RM1,700 (approximately $380) a month. Failure to comply with the minimum wages requirement may result in a fine of not more than RM10,000 (approximately $2,237) for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

Employees’ Minimum Standards of Housing, Accommodations and Amenities Act 1990

The Employees’ Minimum Standards of Housing, Accommodations and Amenities Act 1990, or the Act 446, prescribes the minimum standards of housing and nurseries for employees and their dependents, accommodations for employees not accompanied by dependents and centralized accommodations and other requirements. The regulations such as the Employees’ Minimum Standards of Housing Accommodations and Amenities (Accommodation and Centralised Accommodation) Regulations 2020 which were introduced under the Act 446 provides for, among other things, the requirements of minimum living space standards and minimum bathroom-to-employee ratio in workers’ accommodations.

The Act 446 also provides that no accommodation shall be provided to an employee unless certified with a certificate for accommodation. Amongst others, the Employees’ Minimum Standards of Housing, Accommodations and Amenities (Employees Required To Be Provided With Accommodations) Regulations 2021 specifies that foreign employee shall be required to be provided with accommodation certified with certificate for accommodation. “Foreign employee” means a holder of visit pass (temporary employment) issued under regulation 11 of the Immigration Regulations 1963 but excluding a domestic servant.

An employer who contravenes such requirement commits an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 (approximately $11,187). Further, a centralized accommodation provider who contravenes such requirement commits an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 (approximately $11,187) or to imprisonment for a term not exceeding 1 year or to both.

As of the date of this report, Win-Fung provides accommodations for all foreign employees. It holds valid certificates of accommodation for the identified six (6) hostels to accommodate up to 132 persons.

Industrial Relations Act 1967

Industrial Relations Act 1967, or the IRA, seeks to promote and maintain industrial harmony and provides for the regulation of the relations between employers and workmen and their trade unions and the prevention and settlement of any differences or disputes arising from their relationship and generally to deal with trade disputes. Matters relating to trade disputes, including constructive dismissal and retrenchment, may be referred by the Minister of Human Resources to the Industrial Court. Under the IRA, an employer may not terminate the employment of an employee without just cause and excuse, regardless of the express provisions in the terms of employment. In the event that a workman considers that he has been dismissed without just cause or excuse by his employer with notice, the workmen may file a representation at any time during the period of such notice but not later than 60 days from the expiry thereof.

Regulations on Personal Data Protection

The Personal Data Protection Act 2010, or the PDPA, deals with the laws and regulations regarding data privacy and the protection of data. The PDPA requires generally that an individual must consent to the processing and disclosure of his or her personal data unless otherwise stated in the provisions of the PDPA. The term “processing” is widely defined to include collecting, recording, holding, or storing personal data or carrying out any operation or set of operations on personal data, including:

(a)	the organization, adaptation or alteration of personal data;

(b)	the retrieval, consultation or utilization of personal data;

(c)	the disclosure of personal data by transmission, transfer, dissemination or otherwise making available; or

(d)	the alignment, combination, correction, erasure, or destruction of personal data.

The Personal Data Protection Regulations 2013 provide that consent shall be obtained in relation to the processing of personal data in any form that can be recorded and maintained properly by the data user. Any data user who contravenes such regulation commits an offence and shall, on conviction, be liable to a fine not exceeding RM250,000 (approximately $55,935) or imprisonment for a term not exceeding 2 years or to both.

Data users are required to provide written notice of the personal data being processed, and such notice shall include, among others, a description of the personal data being processed, the purpose for which the personal data is being processed, the source of the personal data, the class of persons to whom the personal data will be disclosed to, whether it is obligatory or voluntary for the individual to supply the personal data, the individual’s rights to request access and correct the personal data and choices and means available to the individual to limit the processing of the personal data. The notice must be provided in both English and the national language of Bahasa Malaysia.

Regulations on Dividends

Companies Act 2016

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 2016, or the CA. Under the CA, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. The company, every officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 5 years or to a fine not exceeding RM3,000,000 (approximately $671,216) or to both.

Foreign Exchange Notice by Central Bank of Malaysia

The exchange control regime in Malaysia is regulated by the Financial Services Act 2013, or the FSA. The FSA has prescribed a list of transactions that are prohibited without approval from the BNM and it regulates the domestic and international transactions involving residents and non-residents of Malaysia. The requirements, restrictions, and conditions of approval in respect of the prohibited transactions and directions of the BNM are further set forth in the Foreign Exchange Notices issued by the BNM, or the FE Notices. Under the FSA, all payments made between the residents of Malaysia must be paid in RM, subject to limited exceptions and approval under the FE Notices, whereas payment made between resident and non-resident of Malaysia may be made either (i) in RM, if for the prescribed purposes (for, among others, any purpose between immediate family members, income earned or expenses incurred in Malaysia or settlement of trade in goods or services in Malaysia), or (ii) in foreign currency (except for the currency of Israel), if for any purpose subject to certain prohibition under the FE Notices. On the other hand, non-residents are allowed to make or receive payment in foreign currency (except for the currency of Israel) in Malaysia for any purpose (including capital, divestment proceeds, profits, dividends, rent, fees, and interest arising from any investment in Malaysia, subject to any withholding tax) in accordance with the FE Notices. Unless otherwise restricted by contractual undertakings and subject to applicable laws, our Malaysian subsidiary is at liberty to distribute dividends to us in foreign currency without having to seek prior approval from the BNM.

Cayman Islands Data Protection Act

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, and explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the DPA and any regulations, codes of practice, or orders promulgated pursuant thereto.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment in us, this will be relevant for those individuals and you should transit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, and certain of our service providers may, as the data processors collect, record, store, transfer and otherwise use personal data by which individuals may be directly or indirectly identified for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements to which you are a party or for taking pre-contractual steps at your request; (ii) where this is necessary for compliance with a legal, tax and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain exceptional circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations.

Your personal data shall not be held by us for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

4.C. Organizational Structure

As noted above, Wing-Fung is our only subsidiary.

4.D. Property, Plants and Equipment

We own a plot of leasehold land bearing lot number H.S.(M) 1004, PT 3893 located in Kg. Baru Subang. The land size is approximately 7,967 square meters with a factory build up area of approximately 2,156.62 square meters and office build up area of approximately 465.18 square meters.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTUS

5.A. Operating Results

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly in the sections titled “Item 3. Key Information—3.D. Risk Factors” and “Introductory Notes—Special Note Regarding Forward-Looking Statements.”

Overview

We are a manufacturer of FRP products based in Malaysia. For over 30 years, we have been providing high-quality and durable FRP products to various industries, including, among others, chemical processing, water and wastewater treatment, and power generation.

Our products range from tanks, pipes, ducts, gratings and other custom-made FRP products. We use advanced production technology and equipment and have obtained various certifications, including an ISO 9001:2015 certification from NQA. Our manufacturing capabilities allow us to design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance.

Recent Developments

On March 26, 2025, we entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named on Schedule 1 thereto, relating to our initial public offering of ordinary shares. Under the underwriting agreement, we agreed to sell 2,000,000 ordinary shares to the underwriters, at a purchase price per share of $3.72 (the offering price to the public of $4.00 per share minus the underwriters’ discount), and also agreed to grant to the underwriters a 45-day option to purchase up to 300,000 additional ordinary shares, at a purchase price of $3.72, pursuant to our registration statement on Form F-1 (File No. 333-282294) under the Securities Act. On March 28, 2025, the closing of the initial public offering was completed. We sold 2,000,000 ordinary shares for total gross proceeds of $8,000,000. After deducting the underwriting commission and expenses, we received net proceeds of approximately $7 million. We plan to use the proceeds of the offering to expand our production capacity, to hire and train additional workers, and for working capital and general corporate purposes.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive pricing for our products and services;

●	our ability to broaden product and service offerings;

●	industry demand and competition; and

●	market conditions and our market position.

Emerging Growth Company

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table sets forth key components of our results of operations during the years ended December 31, 2024 and 2023, both in dollars and as a percentage of our revenue.

	Years Ended December 31,
	2024		2023
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$4,572,290	100.00%	$5,733,976	100.00%
Cost of sales	2,726,974	59.64%	3,753,619	65.46%
Gross profit	1,845,316	40.36%	1,980,357	34.54%
Administrative expenses	1,729,469	37.83%	1,324,892	23.11%
Income from operations	115,847	2.53%	655,465	11.43%
Other income (expense):
Interest expense, net	(20,958)	(0.46)%	(22,309)	(0.39)%
Other income	24,128	0.53%	62,458	1.09%
Total other income	3,170	0.07%	40,149	0.70%
Net income before income tax expense	119,017	2.60%	695,614	12.13%
Income tax expense	(7,414)	(0.16)%	(204,213)	(3.56)%
Net income	$111,603	2.44%	$491,401	8.57%

Revenue. We generate revenue from the sale of our FRP products and related installation and maintenance services. We also provide warranties, technical services and transportation arrangements for customers. Our revenue decreased by $1,161,686, or 20.26%, to $4,572,290 for the year ended December 31, 2024, from $5,733,976 for the year ended December 31, 2023. This decrease was primarily due to a few major projects with larger values being completed and delivered to customers in 2023. Additionally, we received ongoing projects both locally and overseas in the second half of the year 2024 which are expected to deliver in 2025.

The following table summarizes our revenues by each product and service type:

	Year Ended December 31,
	2024		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Product sales	$3,872,507	84.70%	$4,716,937	82.26%
Installation and maintenance service	347,611	7.60%	555,406	9.69%
Warranty income	89,149	1.95%	73,604	1.28%
Technical service	34,124	0.75%	134,527	2.35%
Transport income	228,899	5.00%	253,502	4.42%
Total	$4,572,290	100.00%	$5,733,976	100.00%

The following table summarizes our revenues by geographical areas in which the customers were located:

	Year Ended December 31,
	2024		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Malaysia	$1,422,328	31.11%	$2,440,335	42.56%
Singapore	1,799,426	39.36%	1,810,849	31.58%
Australia	1,341,868	29.35%	907,506	15.83%
United States	-	-	321,851	5.61%
South Asia region	8,668	0.18%	253,435	4.42%
Total	$4,572,290	100.00%	$5,733,976	100.00%

During 2024, a substantial portion of our production capacity was allocated to fulfilling a major project for delivery to Singapore and Australia. As a result, the geographical distribution of our revenue was impacted, with Malaysia and South Asia region representing a smaller share of total revenue. Such fluctuations in regional revenue distribution may vary from period to period, depending on factors such as project size, contract value, delivery timelines, and complexity of orders in our pipeline. As noted elsewhere in this report, we do still intend to expand our operations in Malaysia and Australia.

Cost of sales. Our cost of sales is mainly comprised of raw material costs, labor costs and sub-contracting costs. Our cost of sales decreased by $1,026,645, or 27.35%, to $2,726,974 for the year ended December 31, 2024 from $3,753,619 for the year ended December 31, 2023. As a percentage of revenue, cost of sales was 59.64% and 65.46% for the years ended December 31, 2024 and 2023, respectively. Such decrease was generally in line with the decrease in revenue.

Gross profit. As a result of the foregoing, our gross profit decreased by $135,041, or 6.82%, to $1,845,316 for the year ended December 31, 2024 from $1,980,357 for the year ended December 31, 2023. Gross margin (percent of revenue) was 40.36% and 34.54% for the years ended December 31, 2024 and 2023, respectively.

Administrative expenses. Our administrative expenses primarily consist of salaries and employee benefits, depreciation, finance costs, legal and professional fees, property and related expenses and other expenses in connection with general operations. Our administrative expenses increased by $404,577, or 30.54%, to $1,729,469 for the year ended December 31, 2024 from $1,324,892 for the year ended December 31, 2023. As a percentage of revenue, administrative expense was 37.83% and 23.11% for the years ended December 31, 2024 and 2023, respectively. Such an increase was mainly due to a $101,420 increase in allowances for credit losses and $150,000 of audit fees for the year ended December 31, 2024.

Total other income. We had total other income, net, of $3,170 for the year ended December 31, 2024, as compared to total other income, net, of $40,149 for the year ended December 31, 2023. Total other income, net, for the year ended December 31, 2024 consisted of other income of $24,128, offset by interest expense, net of $20,958, while total other income, net, for the year ended December 31, 2023 consisted of other income of $62,458, offset by interest expense, net of $22,309. Other income mainly consists of gains on foreign exchange, rental income, interest income and wage subsidies from the Malaysian Government.

Income tax expense. We incurred an income tax expense of $7,414 and $204,213 for the years ended December 31, 2024 and 2023, respectively. The decrease in tax expense was primarily attributed to lower taxable income. The lower taxable income in 2024 arose from an overprovision of income taxes in the prior years amounting to $92,865, as well as the recognition of deferred tax of $58,540 for the year.

Net income. As a result of the cumulative effect of the factors described above, our net income was $111,603 for the year ended December 31, 2024, as compared to $491,401 for the year ended December 31, 2023, a decrease of $379,798, or 77.29%.

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth key components of our results of operations during the years ended December 31, 2023 and 2022, both in dollars and as a percentage of our revenue.

	Years Ended December 31,
	2023		2022
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$5,733,976	100.00%	$4,967,955	100.00%
Cost of sales	3,753,619	65.46%	2,826,953	56.90%
Gross profit	1,980,357	34.54%	2,141,002	43.10%
Administrative expenses	1,324,892	23.11%	887,849	17.87%
Income from operations	655,465	11.43%	1,253,153	25.22%
Other income (expense):
Interest expense, net	(22,309)	(0.39)%	(22,261)	(0.45)%
Other income	62,458	1.09%	54,467	1.10%
Total other income	40,149	0.70%	32,206	0.65%
Net income before income tax expense	695,614	12.13%	1,285,359	25.87%
Income tax expense	(204,213)	(3.56)%	(306,544)	(6.17)%
Net income	$491,401	8.57%	$978,815	19.70%

Revenue. Our revenue increased by $766,021, or 15.42%, to $5,733,976 for the year ended December 31, 2023 from $4,967,955 for the year ended December 31, 2022. This increase was primarily due to higher demand from the overseas customer mentioned above. The sale recorded in 2023 for this customer was approximately $795,500, compared to $18,900 in 2022. Conversely, revenues generated from Malaysia decreased due to our limited production capacity, which is attributable to the constraints of our production spaces and manpower. As a result, our production planning was based on the first-come, first-served basis, and in 2023 most orders from overseas were received earlier that those from domestic customers. In addition, transportation income increased by approximately 106%, or $130,434, due to an increase in export sales.

The following table summarizes our revenues by each product and service type:

	Year Ended December 31,
	2023		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Product sales	$4,716,937	82.26%	$4,176,386	84.07%
Installation and maintenance service	555,406	9.69%	531,682	10.70%
Warranty income	73,604	1.28%	95,948	1.93%
Technical service	134,527	2.35%	40,871	0.82%
Transport income	253,502	4.42%	123,068	2.48%
Total	$5,733,976	100.00%	$4,967,955	100.00%

The following table summarizes our revenues by geographical areas in which the customers were located:

	Year Ended December 31,
	2023		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Malaysia	$2,440,335	42.56%	$3,494,806	70.35%
Singapore	1,810,849	31.58%	632,415	12.73%
Australia	907,506	15.83%	758,922	15.28%
United States	321,851	5.61%	-	-
South Asia region	253,435	4.42%	81,812	1.64%
Total	$5,733,976	100.00%	$4,967,955	100.00%

Cost of sales. Our cost of sales increased by $926,666, or 32.78%, to $3,753,619 for the year ended December 31, 2023 from $2,826,953 for the year ended December 31, 2022. As a percentage of revenue, cost of sales was 65.46% and 56.90% for the years ended December 31, 2023 and 2022, respectively. Such an increase was primarily due to the expansion of our production team and related costs. In order to meet customer demand, our production headcount increased by 18 personnel, resulting in a $153,111 increase in wages year-over-year. We also incurred a $84,420 increase in production overhead due to factory maintenance and additional accommodation facilities for new workers.

Gross profit. As a result of the foregoing, our gross profit decreased by $160,645, or 7.50%, to $1,980,357 for the year ended December 31, 2023 from $2,141,002 for the year ended December 31, 2022. Gross margin (percent of revenue) was 34.54% and 43.10% for the years ended December 31, 2023 and 2022, respectively.

Administrative expenses. Our administrative expenses increased by $437,043, or 49.22%, to $1,324,892 for the year ended December 31, 2023 from $887,849 for the year ended December 31, 2022. As a percentage of revenue, administrative expense was 23.11% and 17.87% for the years ended December 31, 2023 and 2022, respectively. Such an increase was mainly due to (i) a $100,679 increase in staff costs due to an increase in headcount by 4 personnel, (ii) a $119,662 increase in allowances for credit losses, (iii) a $81,022 increase in directors’ remuneration due to a revision to their compensation resulting from more responsibilities and to bring such compensation in line with the current market trends, (iv) a $22,356 increase in travel and entertainment expenses related to increased overseas sales and (v) a $16,336 increase in depreciation for property, plant and equipment due to additional capital expenditures incurred during 2023.

Total other income. We had total other income, net, of $40,149 for the year ended December 31, 2023, as compared to total other income, net, of $32,206 for the year ended December 31, 2022. Total other income, net, for the year ended December 31, 2023 consisted of other income of $62,458, offset by interest expense of $22,309, while total other income, net, for the year ended December 31, 2022 consisted of other income of $54,467, offset by interest expense of $22,261. Other income mainly consists of gains on foreign exchange, rental income, interest income and wage subsidies from the Malaysian Government.

Income tax expense. We incurred an income tax expense of $204,213 and $306,544 for the years ended December 31, 2023 and 2022, respectively. Such decrease was due to the decrease in net income and not due to changes in tax rates.

Net income. As a result of the cumulative effect of the factors described above, our net income was $491,401 for the year ended December 31, 2023, as compared to $978,815 for the year ended December 31, 2022, a decrease of $487,414, or 49.80%.

5.B. Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents of $1,056,732 and restricted cash of $133,897. To date, we have financed our operations primarily through revenue generated from operations, bank loans, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

In March 2025, we successfully closed our initial public offering, from which we realized approximately $7 million in net proceeds. We intend to use the net proceeds to expand production capacity, to hire and train additional workers, and to support working capital needs and general corporate purposes.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024	2023	2022
Net cash provided by (used in) operating activities	$753,458	$655,796	$(166,631)
Net cash used in investing activities	(51,519)	(73,087)	(116,923)
Cash used in financing activities	(465,643)	(442,794)	(106,199)
Effects of foreign exchange rate	51,033	(57,398)	(65,108)
Net increase (decrease) in cash and cash equivalents and restricted cash	287,329	82,517	(454,861)
Cash and cash equivalents and restricted cash at beginning of year	903,300	820,783	1,275,644
Cash and cash equivalents and restricted cash at end of year	$1,190,629	$903,300	$820,783

Net cash provided by operating activities was $753,458 for the year ended December 31, 2024, as compared to net cash provided by operating activities of $655,796 for the year ended December 31, 2023 and net cash used in operating activities of $166,631 for the year ended December 31, 2022. For the year ended December 31, 2024, our net income of $111,603 and an increase in deferred revenue of $687,414, offset by a decrease in inventories of $401,440, were the primary drivers of the net cash provided by operating activities. For the year ended December 31, 2023, our net income of $491,401 and an increase in inventories of $531,557, offset by a decrease in accounts receivable of $743,070, were the primary drivers of the net cash provided by operating activities. For the year ended December 31, 2022, our net income of $978,815, offset by decreases in inventories of $521,299, deferred revenue of $294,043 and accounts receivable of $283,543, were the primary drivers of the net cash used in operating activities.

Net cash used in investing activities was $51,519 for the year ended December 31, 2024, as compared to $73,087 for the year ended December 31, 2023 and $116,923 for the year ended December 31, 2022. The net cash used in investing activities for the years ended December 31, 2024 and 2023 consisted entirely of purchases of property and equipment, while the net cash used in investing activities for the year ended December 31, 2022 consisted of purchases of property and equipment of $125,813, offset by proceeds from the disposal of property and equipment of $8,890.

Net cash used in financing activities was $465,643 for the year ended December 31, 2024, as compared to $442,794 for the year ended December 31, 2023 and $106,199 for the year ended December 31, 2022. The net cash used in financing activities for the year ended December 31, 2024 consisted of payment of offering costs of $356,423, repayments of borrowings of $57,002 and repayments of finance lease liabilities of $52,218. The net cash used in financing activities for the year ended December 31, 2023 consisted of payment of offering costs of $338,967, repayments of borrowings of $55,315 and repayments of finance lease liabilities of $48,512. The net cash used in financing activities for the year ended December 31, 2022 consisted of repayments of borrowings of $56,795 and repayments of finance lease liabilities of $49,404.

Term Loans

On July 23, 2020, we entered into a term loan agreement with a bank institution for a total facility of $240,211 with a maturity date 66 months from the drawdown date, August 28, 2020, for our working capital requirements. This loan has a moratorium period of six months on both principal and profit and we shall make 60 monthly instalments commencing on March 29, 2021. The loan bears an interest rate of 3.5% per annum. This loan is secured by an asset sale agreement over Shariah compliant commodities, joint and several guarantees of certain directors of Win-Fung and a corporate guarantee provided by the Credit Guarantee Corporation Malaysia Berhad (CGC).

On August 17, 2020, we entered into a term loan agreement with a bank institution for a total facility of $239,499 with a maturity date 180 months from the drawdown date, December 8, 2020, where the first instalment commenced on January 1, 2021. The loan bears an interest rate of 3.2% per annum. This loan is secured by several asset sale agreements over Shariah compliant commodities, several joint and several guarantees of certain directors of Win-Fung, a legal charge over Win-Fung’s factory and a letter of subordination of advances from directors.

Both term loans are structured as a cost-plus-profit sale contract, which is a method of sale with a mark-up price where we make payment over an agreed period of time. The underlying asset for the sale transaction is a specific tradable Shariah-compliant commodity, facilitated by an asset sale agreement. In the event of default, where any payment remains outstanding for three (3) consecutive months or if the account is in excess of the limit for three (3) consecutive months, the bank reserves the right to increase the profit margin of the effective profit rate to base financing rate + 2.5% per annum, or 1.0% per annum above the effective profit rate (if the effective profit rate is base financing rate + 2.5% per annum and above), or the Default Rate, on the amount outstanding. For term financings with monthly repayments, the Default Rate may be charged if payments remain due and unpaid for three (3) months from the first day of default. The asset sale agreements include customary clauses such as negative covenants, which prohibit actions without the lender’s consent, including incurring additional indebtedness, to alter our issued capital, undertake any merger, consolidation, reorganization or amalgamation and make any prepayment of any advances or financing by our shareholders, directors, or related company. Notwithstanding any non-payments to the bank, certain events of default could lead to termination of the term loans, such as the failure to observe or perform the terms and conditions of the agreements or events significantly affecting liability to perform or comply with the terms therein.

As security for the loan, the bank requires that the property of Win-Fung’s factory to be charged to the bank as collateral.

Material Cash Requirements

Capital Expenditures

We made capital expenditures of $51,519, $73,087 and $125,813 during the years ended December 31, 2024, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for the purchase of new equipment for manufacturing and operations. We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments as of December 31, 2024:

Contractual Obligations and Commitments	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Bank loans	$279,920	$69,213	$52,221	$58,541	$99,945
Finance lease obligations	165,378	60,295	96,461	8,622	-
Operating lease obligations	42,821	36,558	5,939	324	-
Total	$488,119	$166,066	154,621	$67,487	$99,945

5.C. Research and Development, Patents, Licenses, Etc.

See “Item 4. Information on the Company—4.B. Business Overview.”

5.D. Trend Information

We believe the following trends are likely to affect the industries we operate in or are related to and, as a result, our company, if they continue in the future:

●	Increasing demand in other industries: The global FRP market is experiencing steady growth due to rising demand in sectors such as construction, automotive, and aerospace. We believe this trend will benefit our business, allowing us to leverage our extensive experience and product quality to capture new market opportunities.

●	Technological advancements: Ongoing advancements in FRP production technology can lead to more efficient manufacturing processes and the creation of innovative products. By staying at the forefront of these developments, we can maintain our competitive edge.

●	Environmental regulations: Stricter environmental regulations worldwide are driving the adoption of FRP products, particularly in industries such as water and wastewater treatment. We believe our compliance with these environmental standards positions us well to meet the growing demand for eco-friendly solutions.

●	Macroeconomic conditions: Global economic factors, including fluctuations in raw material prices and currency exchange rates, can impact our operating costs and pricing strategies. We continuously monitor these factors to mitigate potential adverse effects on our financial performance.

●	Customer preferences: There is a growing preference for customized FRP solutions tailored to specific industry needs. We believe our ability to offer bespoke products will likely enhance customer satisfaction and loyalty, contributing to our revenue growth.

●	Demand for lightweight composites: Various industries are increasingly seeking lightweight composites to reduce their carbon footprint. Fiberglass, known for its lightweight and strong properties, is in demand for applications such as construction, automotive, and wind energy. Increased government investments in energy-efficient buildings are likely to reinforce this trend.

●	Renewable energy: The expansion of renewable energy sources, including wind and tidal power, is driving demand for fiberglass in the manufacturing of electrical devices. We believe this sector will also present opportunities for our fiberglass tank applications.

5.E. Critical Accounting Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with U.S. GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. We follow the guidelines of ASC 606 for revenue recognition. According to ASC 606, revenue is recognized when control of promised goods or services is transferred to the customer in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services. The timing of revenue recognition, whether at a point in time or over time, is determined by when control of the goods and services is transferred to the customer.

We are principally engaged in manufacturing and selling fiberglass products. Revenue is recognized as the customer obtains control of the goods as outlined in the agreed-upon contract (i.e., performance obligations) with certain specifications and requirements for the products. We recognize revenue at the point in time in which the performance obligation is fully satisfied by transferring control of the promised goods to the customer, which, in this case, occurs upon the delivery of goods to the customer.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each distinct performance obligation.

We also provide installation services after delivery of products and maintenance services either separately or together with selling of products. We determine that installation and maintenance services are distinct from the manufacturing and selling of products as the customer can benefit from these services independently of the products and the customer has the option to engage third-party contractors for these services. We determine the selling prices for installation and maintenance service to allocate the transaction price appropriately. Revenues from installation and maintenance services are recognized at the point in time when the services are completed and the customer can benefit from the results of the services. We recognize revenue from installation and maintenance services upon completion of the services, as this is when control transfers to the customer. Upon completion of installation and maintenance services, we issue billing to the customer. Revenue is recognized at the point in time when the services are completed, as we have an enforceable right to payment for the performance completed.

For certain contracts, we provide warranties ranging from 6 months to 84 months for moving and non-moving parts of the products. Warranties are classified as either assurance type or service type. A warranty is considered an assurance type if it provides the consumer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model. A service type warranty is either sold with a unit or separately for units for which the warranty has expired. Revenue is then recognized over the life of the warranty.

The warranties provided by us not only provide the customer with assurance that the product will function and comply with agreed-upon specifications but also include services-typed warranties in addition to the assurance, such as providing remedy work at the customer’s site. We recognize that the promised warranty service is a separate performance obligation in accordance with ASC 606-10-55-33. As the warranty is a distinct performance obligation, we allocate a percentage of the contract price to warranty service income, based on the agreed contract terms with the customer. The warranty service income is recognized as deferred revenue, indicating that the service has been promised to the customer but has not yet been fulfilled. Subsequently, the deferred revenue is recognized in the income statement over the warranty coverage period.

For downpayments collected from customers upon inception of the contract and scheduled payments received before we satisfy our performance obligation (e.g., delivery of the product), we record these amounts as deferred revenue on the basis that we have an unconditional right to receive consideration, as outlined in the contract terms in accordance with ASC 606-10-45-2.

Deferred revenue is a contract liability that we are obligated to deliver the product to the customer for which we have received consideration or unconditional right to receive consideration from the customer. When we satisfy our performance obligation, which is upon the delivery of the product to the customer, the deferred revenue is recognized to the income statement.

Total deferred revenue recognized as revenue was $2,808,085, $688,567 and $1,025,995 during the years ended December 31, 2024, 2023 and 2022, respectively. Our unfulfilled performance obligations as of December 31, 2024 and 2023 and the estimated revenue expected to be recognized in the future related to the service type warranty amounts to $81,920 and $84,143, respectively, which is fulfilled over the warranty period. The deferred revenue related to delivery of products amounts to $1,451,374 and $761,737 as of December 31, 2024 and 2023, respectively.

We also provide technical services and transportation arrangements to customers, and the revenue is recognized upon services provided.

Accounts Receivables and Allowance for Credit Losses. Accounts receivable are recorded at the sales price of products sold to customers on trade credit terms less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based on our assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect our customers’ ability to pay. We write off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. As of December 31, 2024 and 2023, allowance for credit loss of $540,626 and $297,808, respectively, were accrued and included in administrative expenses.

Land Use Right. Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use right. We have a land use right to 7,967.24 square meters of land. The term of the land use right is 99 years, starting from August 16, 1969 and expiring on August 15, 2068. The land use right is solely for industrial land use purpose. We purchased the land use right for a total consideration of approximately $361,000 on July 9, 2007. The land use right was amortized over its remaining estimated useful life on a straight-line basis. The land use right was pledged to bank as a security for bank borrowings as described above.

Impairment of Long-lived Assets. We evaluate the long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on our assessments, no impairment losses were recorded for the years ended December 31, 2024, 2023 and 2022.

Warranty. We provide warranty periods ranging from 6 months to 84 months for both moving and non-moving parts of our products. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with ASC 460. It involves considerations of historical data, expected repair and replacement costs, and post-delivery warranty issues. We continually review these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Historical records indicate minimal customer return and warranty claims. As of December 31, 2024 and 2023, we have not recorded warranty accruals.

Fair Value Measurements. We measure and disclose certain financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

We endeavor to utilize the best available information in measuring fair value. Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities, bank borrowings and lease liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

Our non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired. Management applies fair value measurement guidance to its impairment analysis for tangible assets.

Leases. We determine if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgments regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. We account for leases in accordance with ASC Topic 842, Leases, for our lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, we have elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. We measure lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount we believe is probable that it will pay the lessor under residual value guarantees when applicable. We discount lease payments based on our estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on our estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. We have elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Chee Hoong Lew	49	Chief Executive Officer and Director
(Charis) Phei Yen Ho	39	Chief Financial Officer
Wah Chee Lim	47	Director
Chee Leong Lee	67	Director
Chee Hoong Lim	64	Director
Choon Hann Lua	48	Director

Chee Hoong Lew. Mr. Lew has served as our Chief Executive Officer since January 2024 and as a member of our board of directors since our inception in March 2023 and has served as the Managing Director of Win-Fung since 2000. Mr. Lew currently also owns and oversees a number of other businesses, including Win Fung Prop Sdn Bhd, a property investment company, since 2018, Flakeshield Sdn Bhd, a corrosion prevention service provider, since 2018, Eco Consult (M) Sdn Bhd, a management consultancy and trading company, since 2017, Power Connect Pte Ltd, an engineering and consultation services provider, since 2017, Restoran Gardenz Sdn Bhd, a restaurant, since 2022, The Rise Bar & Café Sdn Bhd, a restaurant, since 2022, and Acmos (M) Sdn Bhd, a thermoplastic products manufacturer, since 2020. He graduated from Curtin University in Australia with a Degree in Marketing and Management. We believe Mr. Lew is qualified to serve on our board of directors due to his long-term executive experience with us, his profound understanding of our business and his track record in leading our company and driving growth.

(Charis) Phei Yen Ho. Ms. Ho was appointed as our Chief Financial Officer in September 2024. She brings 14 years of experience in accounting and finance. Ms. Ho started her career as an audit associate at BDO Chartered Accountants in Malaysia in June 2008. From March to May 2009, she was deployed to BDO Tax Services Sdn Bhd in Malaysia to assist clients in filling Malaysia income tax reports. From June 2010 to August 2016, Ms. Ho worked as an audit supervisor at Wu Chiaw Ching & Co. in Singapore. From August 2016 to February 2019, she served as a team leader in the coffeeshop division of Kimly Limited, a public company listed on the Singapore Exchange, overseeing monthly financial closing and preparing consolidated financial reports for 73 coffeeshop outlets. From March 2019 to September 2021, Ms. Ho worked as a finance manager at PP Retail Pte Ltd, a wholly-owned subsidiary of Furniweb Holdings Limited, a public company listed on the Hong Kong Stock Exchange. In this role, she managed monthly financial closing and prepared and submitted financial reports to the head office in Malaysia. From November 2021 to January 2022, Ms. Ho served as a finance manager at MoneyMax Financial Services Ltd., a public company listed on SGX, overseeing monthly financial closing and preparing financial reports for the company’s outlets in Singapore. Ms. Ho received a Bachelor of Commerce in Accounting with honors in 2008 from Universiti Tunku Abdul Rahman in Malaysia.

Wah Chee Lim. Mr. Lim was appointed as a member of our board of directors in September 2024. Mr. Lim joined our subsidiary Win-Fung in August 2023 as the business development general manager. Mr. Lim is an experienced engineer with over 20 years of experience in the water and wastewater systems industry. He is skilled in integrating engineering solutions with strategic business management, using data-driven insights to achieve operational excellence and sustainable outcomes. Before joining Win-Fung, he worked at Darco Water Systems Sdn Bhd from July 2003 to July 2023 (including at Darco Systems Sdn Bhd, a wholly-owned subsidiary of Darco Water Systems Sdn Bhd, from July 2003 to June 2009), with his last position being General Manager. From December 2002 to July 2003, he served as a sales engineer at Savechem Sdn Bhd. From July 2001 to November 2002, he was an application engineer at Transwater Cooling Tower. Mr. Lim received a bachelor’s degree in chemical engineering from the University of Putra Malaysia in 2001. We believe Mr. Lim is qualified to serve on our board of directors due to his deep industry expertise, long-standing leadership roles and extensive executive experience.

Chee Leong Lee. Mr. Lee was appointed as a member of our board of directors in March 2025. Mr. Lee is a distinguished Malaysian politician with a prominent career spanning over three decades. He is currently retired and since March 2020, he has served as an independent director of Furniweb Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited. Mr. Lee also served as an independent director of PRG Holdings Berhad, a company listed on the Main Board of Bursa Malaysia, from August 2013 to June 2014. Over the years, Mr. Lee held several key ministerial positions in the Malaysian government. From 2015 to 2018, he was the Deputy Finance Minister. Prior to that, from 2014 to 2015, he served as the Deputy Minister of International Trade and Industry. From 2010 to 2013, he served as the Deputy Home Minister, focusing on internal security and national safety, and from 2009 to 2010, he served as the Deputy Foreign Minister, where he played a crucial role in shaping Malaysia’s foreign policy and strengthening international relations. In 2008, Mr. Lee was elected as the Member of Parliament for Kampar. Before that, he was a State Legislative Assembly Member, representing the Malim Nawar constituency from 1995 to 2008 and the Tanjong Tualang constituency from 1990 to 1995. Notably, from 1995 to 1999, he served as the Chairman of the Health and Environment Committee in the Perak State Executive Council (Exco). Mr. Lee obtained a Bachelor Honours degree in Accounting and Finance from Bristol Polytechnic, England in 1982. We believe that Mr. Lee is qualified to serve on our board of directors as his deep understanding of both public administration and corporate governance, coupled with his proven ability to execute strategic initiatives, makes him an invaluable asset to our board of directors.

Chee Hoong Lim. Mr. Lim was appointed as a member of our board of directors in March 2025. Mr. Lim has over 40 years of accounting and audit experience. He currently serves on the boards of the following companies listed on the Main Board of Bursa Malaysia: an independent director of PBS Berhad (formerly known as Pelikan International Corporation Berhad) since June 2019, an independent director of OKA Corporation Berhad since June 2023, and a non-independent non-executive director of PRG Holdings Berhad since May 2023 (he was an independent director of PRG Holdings Berhad from July 2003 to May 2023). Mr. Lim also serves as an independent director of BWYS Group Berhad, a company listed on the ACE Market of Bursa Malaysia since August 2023, and an independent director of Ritamix Global Limited, a public company listed on the Stock Exchange of Hong Kong Limited since April 2020. In November 1997, Mr. Lim established his own audit firm, Messrs Lim Chee Hoong & Company (now known as Messrs CHI-LLTC after admitting several other partners to the firm in January 2001). In December 2001, he joined Messrs Lee Teik Swee & Co, an audit firm, where he served as a partner from December 2001 to October 2013. Thereafter, he was a partner of TNL Partners PLT, another audit firm, from June 2020 to December 2022. He has served as the executive director of Lim Tang Tax Services Sdn Bhd, a company providing tax advisory services, since 2005. Mr. Lim’s professional qualifications include membership of the Malaysian Institute of Certified Public Accountants since January 1993, Malaysian Institute of Accountants since July 1993 and Malaysian Institute of Taxation since September 2008. In January 2007, Mr. Lim obtained his Practicing Certificate as a Certified Public Accountant with the Malaysian Institute of Certified Public Accountants. He obtained his Practicing Certificate as a Chartered Accountant with the Malaysian Institute of Accountants to engage in public practice and provision of regulated services such as audit, taxation and liquidation, in December 2010. In November 1980, Mr. Lim completed his Upper Form VI at Han Chiang High School and obtained his Higher School Certificate after passing the University of Cambridge Local Examinations Syndicate in collaboration with the University of Malaya. We believe that Mr. Lim is suitable to serve on our board of directors due to his extensive professional experience and credentials in accounting, auditing, and taxation, along with his substantial experience serving on the boards of public companies, which will provide valuable financial oversight and strategic guidance to our board of directors.

Choon Hann Lua. Mr. Lua was appointed as a member of our board of directors in March 2025. Mr. Lua started his career as a prosecutor with Attorney General’s Chambers in the Republic of Singapore. With years in legal practice, he gained substantial and broad expertise, knowledge and experience in advising legal matters, among others, those pertaining to corporate affairs, finance and commercial matters. With his professional legal experience, business acumen and commercial know-how, he has been an entrepreneur since 2003, engaging in various business ventures in Malaysia across various sectors, such as the provision of corporate consultancy and solution services and property development. Mr. Lua has substantial experience serving on public companies’ boards. He served as an independent director and chairman of the audit committee of PBS Berhad (formerly known as Pelikan International Corporation Berhad), a company listed on the Main Board of Bursa Malaysia from April 2013 to September 2019. He has held multiple high-level roles at PRG Holdings Berhad, a company listed on the Main Board of Bursa Malaysia, including executive director (November 2013 – April 2016), managing director (April 2016 – May 2019) and group executive vice chairman (May 2019 - present). Mr. Lua has also been an executive director of Furniweb Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited since November 2013. Mr. Lua holds a Bachelor of Law from the University of Cardiff, United Kingdom. We believe that Mr. Lua is suitable to serve on our board of directors due to his extensive legal expertise, broad business acumen, proven leadership experience and his successful tenure as both an independent director and executive director at multiple publicly listed companies.

No family relationships exist between any of our directors and executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or member of senior management.

6.B. Compensation

Currently, there are no requirements for disclosure of the compensation of officers and directors on an individual basis for our most recently completed fiscal year under Cayman Islands law. For the fiscal year ended December 31, 2024, we paid aggregate compensation of approximately RM649,140 (approximately $145,238) to our directors and executive officers as a group. We did not pay any other compensation or benefits in kind to our directors and executive officers. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2024. Our Malaysian subsidiary is required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended December 31, 2024, our Malaysian subsidiary contributed a total amount of approximately RM107,525 (approximately $24,058) to the Employees Provident Fund for our officers and directors. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of five (5) directors, two (2) of whom, Chee Hoong Lew and Wah Chee Lim, are not independent within the meaning of Nasdaq’s rules.

A director is not required to hold any shares in our company to qualify to serve as a director.

Board Committees

We have established a standing audit committee, compensation committee and nominating and corporate governance committee of our board of directors and adopted a charter for each committee. Each committee’s members and functions are described below.

Audit Committee

Chee Leong Lee, Chee Hoong Lim and Choon Hann Lua, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, have been appointed to serve on our audit committee, with Mr. Lim serving as chair of the audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee will be responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our chief executive officer and chief financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing and approving related party transactions (viii) reviewing hedging transactions; and (ix) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Chee Leong Lee, Chee Hoong Lim and Choon Hann Lua, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, have been appointed to serve on our compensation committee, with Mr. Lee serving as chair of the compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee will be responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Chee Leong Lee, Chee Hoong Lim and Choon Hann Lua, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and Nasdaq’s rules, have been appointed to serve on our nominating and corporate governance committee, with Mr. Lua serving as chair of the nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee will be responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; and (iv) overseeing compliance with the our code of ethics.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association (as may be amended from time to time). Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” included in the IPO Registration Statement for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may, subject to any separate requirement for audit committee approval under applicable law, our amended and restated memorandum and articles of association (as may be amended from time to time) or Nasdaq rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract, proposed contract, or arrangement notwithstanding that such director may be interested therein, provided that the nature of the interest of any director in such contract or proposed contract or arrangement is disclosed by him or her at or prior to the consideration and any vote in that matter and if such director does so, such director’s vote shall be counted and such director may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered.

Our board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures, bonds and other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board of directors or until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated memorandum and articles of association (as may be amended from time to time). A director will be removed from office automatically if, among other thing, the director (i) dies; (ii) becomes bankrupt or makes any arrangement or composition with his creditors generally; (iii) is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing to our company; (v) is prohibited by law from being a director; (vi) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, and (vii) is removed from the office pursuant to any other provisions of our memorandum of association and articles of association (as may be amended from time to time).

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors and officers acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors and officers.

Under our amended and restated memorandum and articles of association, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment and Indemnification Agreements

Win-Fung has entered into employment contracts with its officers under Malaysian laws. Most employment contracts provide that each officer is employed for an indefinite period following a specified probation period, subject only to termination by either party. After the probationary period, an officer may terminate their employment at any time with prior written notice, ranging from one day to three months, or by forfeiting the salary for the corresponding notice period in lieu of such notice. For most officers, we may terminate employment immediately if the officer willfully neglects and/or refuses to perform any duties under the employment agreement, breaches any provision of the employment agreement, or shall be guilty of gross disobedience, misconduct, breach of trust and/or of unprofessional conduct. Most employment contracts also contain standard confidentiality provisions.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. A copy of the form of such indemnification agreement is filed as an exhibit to this report.

6.D. Employees

As of December 31, 2024, 2023 and 2022 we had 138, 118 and 97 full-time employees, respectively. The following table sets forth the number of our full-time employees as of December 31, 2024 by function.

Function	Number of Employees
Senior Management	9
Director	3
Administrative, Finance and Human Resources	4
Sales and Marketing	6
Engineering/R&D	10
Purchasing	1
Quality Control	7
Store	1
Production	97
TOTAL	138

None of our employees is represented by labor unions, and we believe that we have an excellent relationship with our employees.

Under Employees Provident Fund Act 1991, our Malaysian subsidiary is required to make contributions, as employers, to the Employees Provident Fund for our employees who are Malaysian citizens, who are not Malaysian citizens but permanent residents in Malaysia and who are not Malaysian citizens who have elected to make such contributions. The contribution rates vary, depending on the monthly wages of our employees. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Malaysia.

In Malaysia, we are required to comply with regulations governing employment such as the Employees Provident Fund Act 1991, Employees’ Social Security Act 1969, Employment Insurance System Act 2017, Income Tax (Deduction From Remuneration) Rules 1994, Minimum Wages Order 2022, Employees’ Minimum Standards of Housing, Accommodations and Amenities Act 1990 and Industrial Relations Act 1967 as described above. Most of our employment contracts provide that we shall make deductions from the employee’s salary for the purpose of paying the employees’ contributions to the relevant authorities in accordance with the prescribed rates of the stipulated laws. Most of our employment contracts also provide that, among others, our employees shall not at any time, either during the continuance of employment or thereafter, divulge any of the affairs or secrets of our company acquired in the course of employment in any manner which may injure or cause loss to our company to any party without our consent.

6.E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

6.F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 29, 2025 for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

Name of Beneficial Owner	Number of Shares(1)	Percent of Class(2)
Chee Hoong Lew, Chief Executive Officer, Director(3)(4)	17,203,320	68.95%
(Charis) Phei Yen Ho, Chief Financial Officer	-	-
Wah Chee Lim, Director	-	-
Chee Leong Lee, Director Nominee	-	-
Chee Hoong Lim, Director Nominee	-	-
Choon Hann Lua, Director Nominee	-	-
All executive officers and directors (6 persons above)	17,203,320	68.95%
Chee Seong Lew(3)	15,853,320	63.54%
LYC Capital Private Limited(5)	1,350,000	5.41%

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any ordinary shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of April 29, 2025 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

(2)	Based on 24,950,000 ordinary shares issued and outstanding as of April 29, 2025.

(3)	Represents ordinary shares held by Lew Capital Private Limited. Chee Hoong Lew and Chee Seong Lew are the Directors of Lew Capital Private Limited and have voting and investment power over the shares held by it. Each of Chee Hoong Lew and Chee Seong Lew disclaims beneficial ownership of the shares held by Lew Capital Private Limited except to the extent of his pecuniary interest, if any, in such shares. Messrs. Chee Hoong Lew and Chee Seong Lew are brothers, but they do not reside in the same residence.

(4)	Includes 15,853,320 ordinary shares held by Lew Capital Private Limited and 1,350,000 ordinary shares held by LYC Capital Private Limited, of which Yew Chean Lim, the mother of Chee Hoong Lew, is the sole member and director.

(5)	Yew Chean Lim, the mother of Chee Hoong Lew, is the sole member and director of LYC Capital Private Limited and has voting and investment power over the shares held by it. Yew Chean Lim disclaims beneficial ownership of the shares held by LYC Capital Private Limited except to the extent of her pecuniary interest, if any, in such shares.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2024, with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—6.B. Compensation.”

●	During the year ended December 31, 2024, we entered into sales and purchase transactions with Flakeshield Sdn Bhd, or Flakeshield, a company in which Chee Hoong Lew, a director and controlling shareholder of our company, owns a 50% interest. These sales and purchases were made on the basis of individual purchase orders. For the year ended December 31, 2024, we had sales to Flakeshield in the amount of $30,024 and purchases from Flakeshield in the amount of $2,320. As of December 31, 2024, accounts receivable from Flakeshield was $18,695 and other receivable from Flakeshield was $890.

●	Flakeshield also leases a storage space from us pursuant to a tenancy agreement, dated April 1, 2018, between Win-Fung and Flakeshield. Pursuant to the tenancy agreement, Flakeshield leases this space for a monthly rent of RM2,500 (approximately $530). The current term of the tenancy agreement expires on March 31, 2027. For the year ended December 31, 2024, rental income from Flakeshield was $6,558.

●	During the year ended December 31, 2024, we entered into sales and purchase transactions with Acmos (M) Sdn Bhd, or Acmos, a company in which Mr. Lew owns a 90% interest. These sales and purchases were made on the basis of individual purchase orders. For the year ended December 31, 2024, we had sales to Acmos in the amount of $2,689 and purchases from Acmos in the amount of $8,571.

●	During the year ended December 31, 2024, we had sales to Kirby Swim Equipment Pte Ltd, a company in which Ms. Wai Boon Law, a director of Win-Fung, owns a 35% interest, of $197. As of December 31, 2024, accounts receivable from Kirby Swim Equipment Pte Ltd was $1,077. These sales were made on the basis of individual purchase orders.

●	During the year ended December 31, 2024, we advances from Kirby Swim Equip Pty Ltd, a company in which Ms. Wai Boon Law, a director of Win-Fung, ultimately owns a 35% interest, of $2,638. As of December 31, 2024, other payable to Kirby Swim Equip Pty Ltd was $2,638.

●	We rent a property from Mr. Lew, pursuant to a tenancy agreement, dated December 1, 2023, between Win-Fung and Mr. Lew. Pursuant to the tenancy agreement, we lease this property for a monthly rent of RM12,000 (approximately $2,545), for a term of two years until November 30, 2025. For the year ended December 31, 2024, rent expense was $31,477.

●	We rent a hostel from Win Fung Prop Sdn Bhd, a company in which Mr. Lew owns a 90% interest, pursuant to tenancy agreement, dated March 1, 2019, between Win-Fung and Win Fung Prop Sdn Bhd. Pursuant to the tenancy agreement, Win-Fung leases this hostel for a monthly rent of RM1,000 (approximately $224), which was increased to RM3,000 (approximately $671) on March 1, 2021. For the year ended December 31, 2024, rent expense was $5,902.

●	One Fatboyz Limited, a former significant shareholder, previously provided advances to us. As of December 31, 2024, the amount owed to One Fatboyz Limited is $231,190. These amounts are non-trade, unsecured, non-interest bearing and are payable on demand.

●	During the year ended December 31, 2024, Snow Bear Capital Limited, a former significant shareholder, provided advances to us in the amount of $273,204. As of December 31, 2024, the amount owed to Snow Bear Capital Limited is $395,071. These amounts are non-trade, unsecured, non-interest bearing and are payable on demand. These amounts were partially offset by $13,732 in other receivable due from Snow Bear Capital Limited as of December 31, 2024.

●	From time to time, Mr. Lew and Ms. Wai Boon Law, a director of Win-Fung, have paid certain operating expenses on our behalf. These amounts are non-trade, unsecured, non-interest bearing are payable on demand. As December 31, 2024, the amount due to Mr. Lew was $15,636 and the amount due to Ms. Law was $55,037.

●	Mr. Lew, Ms. Lim and Ms. Law have entered into joint and several guarantees in connection with certain term loans. They have also entered into a letter of subordination agreement in connection with one of the term loans, pursuant to which they agreed that the amounts that they have advanced on behalf of Win-Fung referred to above will be subordinated to the rights of the lender. See “Item 5. Operating and Financial Review and Prospectus—5.B. Liquidity and Capital Resources—Term Loans” for more information regarding these loans and the related guarantees and letter of subordination agreement.

Our audit committee is responsible for reviewing and approving all transactions and arrangements between us or any subsidiaries and principal shareholders, directors, and officers. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s-length transaction and the extent of the related person’s interest in the transaction.

7.C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our consolidated financial statements prepared in accordance with U.S. GAAP.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings that we believe will have a material adverse effect on our business, financial condition or operating results.

Policy on Dividend Distributions

We have not previously declared or paid cash dividends, and we have no plan to declare or pay any dividends in the near future. We currently intend to retain most, if not all, of our available funds and future earnings to operate and expand our business. We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiary for our cash requirements, including any payment of dividends to our shareholders. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Ownership of Our Ordinary Shares—We do not expect to declare or pay dividends in the foreseeable future.”

8.B. Significant Changes

Except as described above, no significant change has occurred since the date of our consolidated financial statements filed as part of this annual report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares have traded on the Nasdaq Capital Market under the symbol “WFF” since March 27, 2025.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

See “Item 9. The Offer and Listing—9.A. Offer and Listing Details.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of our ordinary shares, are contained in the IPO Form Registration Statement in the section entitled “Description of Share Capital,” which are incorporated herein by reference.

10.C. Material Contracts

All material contracts governing the business of our company are described elsewhere in this report or in the information incorporated by reference herein.

10.D. Exchange Controls

Cayman Islands

Under the laws of the Cayman Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares.

Malaysia

There are foreign exchange policies in Malaysia that support the monitoring of capital flows into and out of the country in order to preserve its financial and economic stability. The foreign exchange policies are administered by the Foreign Exchange Administration, an arm of the BNM, the central bank of Malaysia. The foreign exchange policies monitor and regulate both residents and non-residents. Under the current Foreign Exchange Administration rules issued by BNM, non-residents are free to repatriate any amount of funds from Malaysia in foreign currency other than the currency of Israel at any time (subject to limited exceptions), including capital, divestment proceeds, profits, dividends, rental, fees and interest arising from investment in Malaysia, subject to any withholding tax.

10.E. Taxation

A description of material Cayman Islands, Malaysia and U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares is contained in the IPO Registration Statement in the section entitled “Material Tax Considerations,” which is incorporated herein by reference.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this report, may be viewed from the SEC’s Internet site at http://www.sec.gov. In addition, we will provide hard copies of our report free of charge to shareholders upon request.

Statements made in this report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

See “Item 4. Information on the Company—4.A. History and Development of the Company.”

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in RM, which is our functional currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than RM, primarily for capital expenditures, debt and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

To the extent that we need to convert U.S. dollars into RM for our operations, appreciation of the RM against the U.S. dollar would have an adverse effect on the RM amount we receive from the conversion. Conversely, if we decide to convert RM into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RM would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our cash and short-term investments include cash in readily available checking accounts and guaranteed investment certificates. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of our security holders.

Use of Proceeds

On March 26, 2025, we entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named on Schedule 1 thereto, relating to our initial public offering of ordinary shares. Under the underwriting agreement, we agreed to sell 2,000,000 ordinary shares to the underwriters, at a purchase price per share of $3.72 (the offering price to the public of $4.00 per share minus the underwriters’ discount), and also agreed to grant to the underwriters a 45-day option to purchase up to 300,000 additional ordinary shares, at a purchase price of $3.72, pursuant to our registration statement on Form F-1 (File No. 333-282294) under the Securities Act.

On March 28, 2025, the closing of the initial public offering was completed. We sold 2,000,000 ordinary shares for total gross proceeds of $8,000,000. After deducting the underwriting commission and expenses, we received net proceeds of approximately $7 million.

There has been no material change in the expected use of the net proceeds from the initial public offering as described in our final prospectus filed with the SEC on March 28, 2025 pursuant to Rule 424(b).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2024. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Management’s Annual Report on Internal Control over Financial Reporting

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of Independent Registered Public Accounting Firm

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Controls over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance, our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Chee Hoong Lim is the “Audit Committee Financial Expert” as such term is defined in Item 407(d) of Regulation S-K promulgated by the SEC and also meets Nasdaq’s financial sophistication requirements. Mr. Lim is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics which is available on our website at www.winfung.com.my (information contained on, or that can be accessed through, our website does not constitute a part of this report and is not incorporated by reference herein). The code of ethics applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

We make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. If a waiver or amendment of the code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table represents aggregate fees billed to us by our principal accounting firm for fiscal years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Audit Fees	$181,500	$135,000
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$25,000	$-
Total	$206,500	$135,000

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the year ended December 31, 2023, also include the fees related to audit activities conducted in connection with our initial public offering.

Audit Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by our principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by our principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All of the fees listed in the table above were approved by our audit committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We have not asked for, nor have we been granted, an exemption from the applicable listing standards for our audit committee.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities made by or on behalf of us or any “affiliated purchaser” as defined in Rule 10b-18 of the Exchange Act during the period covered by this annual report.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable laws of Cayman Islands and our memorandum and articles of association. In addition, since our ordinary shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

In addition, as a foreign private issuer, Nasdaq Listing Rule 5615(a)(3) permits us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that we disclose in our annual report filed with the SEC each requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such requirement.

We are not currently following any Cayman Islands corporate governance practices in lieu of Nasdaq corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees. This policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of our insider trading policy is filed as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have developed the following processes as part of our strategy for assessing, identifying, and managing material risks from cybersecurity threats.

We have integrated cybersecurity risk management into our risk management processes. This integration is intended to ensure that cybersecurity considerations are part of our decision-making processes. We continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Recognizing the complexity and evolving nature of cybersecurity threats, we plan to engage external experts, including consultants and auditors, in evaluating and testing our risk management systems.  These services will enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third-parties is expected to include annual audits, ongoing threat assessments, and regular consultations on security enhancements.

Because we are aware of the risks associated with third-party service providers, we implement processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Risk Governance

We are committed to appropriate cybersecurity governance and oversight. Our board of directors has oversight of our strategic and business risk management, including cybersecurity risk management. Our board of directors is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and to implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. Management is responsible for identifying, assessing, and managing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures, maintaining cybersecurity policies and procedures, and providing regular reports to our board of directors.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included as the “F” pages attached to this annual report. All consolidated financial statements in this annual report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
2.1*	Description of Securities
4.1	Asset Sale Agreement, dated July 23, 2020, between Win-Fung Fibreglass Sdn. Bhd and Maybank Islamic Sdn Bhd (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.2	Letter of Guarantee, dated July 27,2020, between Chee Hoong Lew, Yew Chean Lim and Maybank Islamic Sdn Bhd. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.3	Master Facility Agreement, dated August 17, 2020, between Win-Fung Fibreglass Sdn. Bhd and Maybank Islamic Sdn Bhd (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.4	Letters of Guarantee, dated July 27, 2020, between Chee Hoong Lew, Yew Chean Lim and Maybank Islamic Sdn Bhd. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.5	Letter of Subordination of Director’s Advances, dated February 5, 2021, between Chee Hoong Lew, Yew Chean Lim, Wai Boon Law and Maybank Islamic Sdn Bhd. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.6	Tenancy Agreement, dated April 1, 2018, between Win-Fung Fibreglass Sdn. Bhd and Flakeshield Sdn Bhd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on September 23, 2024)

4.7	Extension Letter, dated January 23, 2021, between Win-Fung Fibreglass Sdn. Bhd and Flakeshield Sdn Bhd (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.8	Extension Letter, dated March 1, 2024, between Win-Fung Fibreglass Sdn. Bhd and Flakeshield Sdn Bhd (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.9	Tenancy Agreement, dated March 1, 2019, between Win-Fung Fibreglass Sdn. Bhd and Win Fung Prop Sdn Bhd (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.10	Extension Letter, dated January 5, 2021, between Win-Fung Fibreglass Sdn. Bhd and Win Fung Prop Sdn Bhd (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.11	Termination Letter, dated November 1, 2023, between Win-Fung Fibreglass Sdn. Bhd and Win Fung Prop Sdn Bhd (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.12	Tenancy Agreement, dated December 1, 2023, between Win-Fung Fibreglass Sdn. Bhd and Lew Chee Hoong (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.13†	Form of Employment Agreement between WF Holding Limited and its executive officers (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.14	Form of Director Agreement between WF Holding Limited and its independent directors (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form F-1/A filed on October 31, 2024)
4.15	Form of Indemnification Agreement between WF Holding Limited and its directors and executive officers (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on September 23, 2024)
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 filed on September 23, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith
**	Furnished herewith
†	Executive compensation plan or arrangement

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of WF Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WF Holding Limited and subsidiary (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operation and comprehensive income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 30, 2025

WF HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	At December 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$1,056,732	$777,125
Restricted cash	133,897	126,175
Accounts receivable	1,759,593	2,155,788
Inventories	846,205	444,765
Other receivables, deposits and prepayments	212,189	65,976
Prepaid taxes	111,036	24,561
Deferred offering costs	695,390	338,967
Total current assets	4,815,042	3,933,357

Non-current assets
Property and equipment, net	992,723	1,061,625
Land use right	315,712	314,511
Right of use assets – operating lease	41,242	67,667
Deferred tax assets	50,718	-
Total non-current assets	1,400,395	1,443,803
Total assets	$6,215,437	$5,377,160

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$434,977	$834,191
Deferred revenue	1,516,700	833,344
Accrued expenses and other payables	377,009	108,549
Amount due to related parties	696,934	469,682
Operating lease liabilities – current	35,851	36,396
Finance lease liabilities - current	54,484	52,041
Borrowings – current	60,413	59,151
Total current liabilities	3,176,368	2,393,354

Non-current liabilities
Operating lease liabilities – non-current	6,132	31,597
Finance lease liabilities - non-current	100,312	150,722
Borrowings – non-current	171,541	223,508
Deferred revenue	16,594	12,536
Deferred tax liabilities	-	7,822
Total non-current liabilities	294,579	426,185
Total liabilities	3,470,947	2,819,539

Commitments and contingencies

Shareholders’ equity
Ordinary Shares, par value US$0.00005 per share, 1,000,000,000 shares authorized, 22,950,000 issued and outstanding at December 31, 2024 and 2023*	1,148	1,148
Additional paid-in capital	84,750	84,750
Retained earnings	2,739,785	2,628,182
Accumulated other comprehensive loss	(81,193)	(156,459)
Total shareholders’ equity	2,744,490	2,557,621
Total liabilities and shareholders’ equity	$6,215,437	$5,377,160

*	Giving retroactive effect to the 22,950,000 shares issued and outstanding following the share subdivision and share surrender on September 5, 2024, starting from the earliest period presented.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Years Ended December 31,
	2024	2023	2022
Revenue	$4,572,290	$5,733,976	$4,967,955
Cost of sales	2,726,974	3,753,619	2,826,953
Gross profit	1,845,316	1,980,357	2,141,002
Administrative expenses	1,729,469	1,324,892	887,849
Income from operations	115,847	655,465	1,253,153
Other income (expense):
Interest expense, net	(20,958)	(22,309)	(22,261)
Other income	24,128	62,458	54,467
Total other income	3,170	40,149	32,206
Net income before income tax expense	119,017	695,614	1,285,359
Income tax expense	(7,414)	(204,213)	(306,544)
Net income	$111,603	$491,401	$978,815
Other comprehensive income (loss)
Foreign currency translation gain (loss)	75,266	(94,089)	(65,601)
Total comprehensive income	$186,869	$397,312	$913,214

Earnings per share – basic and diluted*	$0.005	$0.02	$0.04
Weighted average number of shares outstanding – basic and diluted*	22,950,000	22,950,000	22,950,000

*	Giving retroactive effect to the 22,950,000 shares issued and outstanding following the share subdivision and share surrender on September 5, 2024, starting from the earliest period presented.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares*		Additional Paid-in	Retained	Accumulated Other Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Total
Balance as of January 1, 2022	22,950,000	$1,148	$84,750	$1,157,966	$3,231	$1,247,095
Net income	-	-	-	978,815	-	978,815
Foreign currency translation adjustment	-	-	-	-	(65,601)	(65,601)
Balance as of December 31, 2022	22,950,000	$1,148	$84,750	$2,136,781	$(62,370)	$2,160,309
Net income	-	-	-	491,401	-	491,401
Foreign currency translation adjustment	-	-	-	-	(94,089)	(94,089)
Balance as of December 31, 2023	22,950,000	$1,148	$84,750	$2,628,182	$(156,459)	$2,557,621
Net income	-	-	-	111,603	-	111,603
Foreign currency translation adjustment	-	-	-	-	75,266	75,266
Balance as of December 31, 2024	22,950,000	$1,148	$84,750	$2,739,785	$(81,193)	$2,744,490

*	Giving retroactive effect to the 22,950,000 shares issued and outstanding following the share subdivision and share surrender on September 5, 2024, starting from the earliest period presented.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net income	$111,603	$491,401	$978,815
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	146,161	118,333	97,626
Amortization on land use right	7,132	7,158	7,418
Gain on disposal of property and equipment	-	-	(8,890)
Property and equipment written off	708	1,352	1,489
Allowance for credit losses	242,818	119,662	5,144
Deferred tax	(58,540)	(16,702)	(1,499)
Non-cash lease costs	46,947	14,034	9,708
Changes in operating assets and liabilities:
Accounts receivable	170,975	(743,070)	(283,543)
Other receivables, deposits and prepayments	(132,539)	(28,858)	6,186
Accounts payable	(274,908)	(8,654)	(137,996)
Accrued expenses and other payables	265,822	15,092	(71,987)
Deferred revenue	687,414	126,718	(294,043)
Operating lease liabilities	(46,532)	(14,365)	(9,898)
Inventories	(401,440)	531,557	(521,299)
Related parties	74,312	238,607	(132,965)
Taxes payable	(86,475)	(196,469)	189,103
Net cash provided by (used in) operating activities	753,458	655,796	(166,631)

Cash flows from investing activities
Purchase of property and equipment	(51,519)	(73,087)	(125,813)
Proceeds from disposal of property and equipment	-	-	8,890
Net cash used in investing activities	(51,519)	(73,087)	(116,923)

Cash flows from financing activities
Payment of offering costs	(356,423)	(338,967)	-
Repayment of borrowings	(57,002)	(55,315)	(56,795)
Repayment of finance lease liabilities	(52,218)	(48,512)	(49,404)
Cash used in financing activities	(465,643)	(442,794)	(106,199)

Effects of foreign exchange rate on cash and cash equivalents and restricted cash	51,033	(57,398)	(65,108)

Net increase (decrease) in cash and cash equivalents and restricted cash	287,329	82,517	(454,861)
Cash and cash equivalents and restricted cash at beginning of year	903,300	820,783	1,275,644
Cash and cash equivalents and restricted cash at end of year	$1,190,629	$903,300	$820,783

Total cash and cash equivalents and restricted cash shown in the statements of cash flows
Cash and cash equivalents	$1,056,732	$777,125	$689,787
Restricted cash	133,897	126,175	130,996
	$1,190,629	$903,300	$820,783

Supplemental disclosures of cash flow information:
Interest paid	$20,958	$22,309	$22,261
Income taxes paid	$149,792	$411,617	$118,939

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

1.	General Information and Reorganization Transactions

WF Holding Limited (“WF Holding”) was incorporated as a Cayman Islands exempted company on March 7, 2023. Its wholly owned subsidiary Win-Fung Fibreglass Sdn. Bhd (“Win-Fung”) was incorporated in Malaysia on March 28, 1984.

Upon incorporation on March 7, 2023, the Company issued 1 ordinary share to its registered agent, which was later transferred to Chee Hoong Lew in anticipation of the Reorganization (as defined below).

On June 21, 2023, WF Holding and Win-Fung completed a corporate reorganization pursuant to a share sale and purchase agreement that WF Holding entered into with Win-Fung and its shareholders on May 23, 2023 (the “Reorganization”). Pursuant to the Reorganization, WF Holding acquired all of the issued and outstanding equity interests of Win-Fung in exchange for which it issued 12,749,999 ordinary shares to the shareholders of Win-Fung. As a result of the Reorganization, Win-Fung became the wholly-owned subsidiary and the shareholders of Win-Fung became WF Holding’s shareholders.

Win-Fung is a manufacturer of fiberglass reinforced plastic products based in Malaysia. Its products range from tanks, pipes, ducts, gratings and other custom-made fiberglass reinforced plastic products and are sold to various industries, including, among others, chemical processing, water and wastewater treatment, and power generation.

Reorganization

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholder, Chee Hoong Lew, controlled WF Holding and Win-Fung before and after the Reorganization in accordance with ASC805-50-45-5. The consolidation of WF Holding and Win-Fung has been accounted for at historical cost and prepared on the basis as if the aforementioned transaction had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transaction.

Forward Share Split and Share Surrender

On September 5, 2024, the Company effected a 1-for-2 forward split of its ordinary shares by way of a share subdivision of the issued and unissued ordinary shares, with each issued and unissued ordinary share subdivided into two (2) shares. As a result of this share subdivision, the maximum number of shares which the Company is authorized to issue has been changed from 500,000,000 ordinary shares with a par value of $0.0001 to 1,000,000,000 ordinary shares with a par value of $0.00005. Immediately after the share subdivision, shareholders also surrendered an aggregate of 2,550,000 ordinary shares to the Company for cancellation. After the share subdivision and share surrender, the Company has 22,950,000 ordinary shares issued and outstanding. All share and per share data throughout these consolidated financial statements have been retroactively adjusted to reflect the forward share split and share surrender. As a result of the forward share split, an amount equal to the increased value of ordinary shares was reclassified from “ordinary shares” to “additional paid-in capital.”

2.	Reclassification

Certain prior year amounts were reclassified to conform to the current year’s presentation in the Company’s consolidated balance sheets. None of these reclassifications had an impact on reported consolidated statements of operation and comprehensive income for any of the periods presented.

	As previously reported at December 31, 2023	Adjustments Debit / (Credit)	As reclassed at December 31, 2023
Financial Statement caption
Current liabilities
Finance lease liabilities - current	$-	$52,041	$52,041
Borrowings – current	$111,192	$(52,041)	$59,151

Non-current liabilities
Finance lease liabilities - non-current	$-	$150,722	$150,722
Borrowings – non-current	$374,230	$(150,722)	$223,508

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

3.	Significant Accounting Policies

(a)	Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of WF Holding and Win-Fung (together, the “Company”). All inter-company balances and transactions have been eliminated in the consolidation.

(c)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for credit loss, useful lives and impairment for property and equipment, allowance for inventory obsolescence, warranties, accruals for potential liabilities and contingencies and income taxes, which includes the determination of the valuation allowance for deferred tax assets (if any). Actual results could vary from the estimates and assumptions that were used.

(d)	Cash and Cash Equivalents, and Restricted Cash

The Company considers petty cash on hand, and cash held in banks and deposits which are highly liquid and are unrestricted as to withdrawal or use to be cash and cash equivalents.

The restricted cash balance of $133,897 and $126,175 was pledged to a bank as security for banking facilities granted to the Company as of December 31, 2024 and 2023, respectively.

The Company maintains cash balances and deposits may exceed insured limits protected by a government authority, the Malaysia Deposit Insurance Corporation (“MDIC”). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to $55,935) per depositor per member bank. Management believes that the banks that hold the Company’s deposit are financially secure and although the Company bears risk to amount in excess of MDIC insured limits, it does not anticipate any losses. As of December 31, 2024 and 2023, the amounts in excess of MDIC’s insured limit were approximately $1,014,623 and $738,456, respectively.

(e)	Accounts Receivables and Allowance for Credit Losses

Accounts receivable are recorded at the sales price of products sold to customers on trade credit terms less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based on the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. The Company writes off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. As of December 31, 2024 and 2023, allowance for credit loss of $540,626 and $297,808, respectively, were accrued and included in administrative expenses.

(f)	Inventories

Inventories include costs of materials, labor and manufacturing overhead cost. Inventories are valued at the lower of cost or an estimated net realizable value. The inventories cost is determined on the basis of the first-in, first-out methods. Allowances are recorded for slow-moving, obsolete or unusable inventories. The Company assesses inventories for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventories and the estimated net realizable values based upon assumptions about future sales and supplies on-hand. There was no allowance for slow moving and obsolete inventory recorded for the years ended December 31, 2024, 2023 and 2022.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

(g)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets as follows:

Category	Estimated useful lives
Building	46 years
Computers and software	4 years
Furniture and fittings	10 years
Machinery and equipment	10 years
Motor vehicles	5 years
Office equipment	10 years
Leasehold improvements	5 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts, and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Management periodically assesses the estimated useful lives over which assets are depreciation or amortized. If the analysis warrants a change in the estimated useful lives of property and equipment, management will reduce the estimated lives and depreciate, or amortize the carrying value prospectively over the shorter remaining useful lives.

(h)	Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use right. The Company has a land use right to 7,967.24 square meters of land. The term of the land use right is 99 years, starting from August 16, 1969 and expiring on August 15, 2068. The land use right is solely for industrial land use purpose. The Company purchased the land use right for a total consideration of approximately $361,000 on July 9, 2007. The land use right was amortized over its remaining estimated useful life on a straight-line basis. The land use right was pledged to bank as a security for bank borrowings.

(i)	Impairment of Long-lived Assets

The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on the Company’s assessments, no impairment losses were recorded for the years ended December 31, 2024, 2023 and 2022.

(j)	Warranty

The Company provides warranty periods ranging from 6 months to 84 months for both moving and non-moving parts of the products. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with ASC 460. It involves considerations of historical data, expected repair and replacement costs, and post-delivery warranty issues. The Company continually reviews these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Historical records indicate minimal customer return and warranty claims. As of December 31, 2024 and 2023, the Company has not recorded warranty accruals.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

(k)	Fair Value Measurements

The Company measures and discloses certain financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are classified using the following hierarchy:

●	Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

●	Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

●	Level 3. Inputs are unobservable for the asset or liability and include situations in which there is little, if any, market activity for the asset or liability. The inputs used in the determination of fair value are based on the best information available under the circumstances and may require significant management judgment or estimation.

The Company endeavors to utilize the best available information in measuring fair value. The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses reflected as current assets and current liabilities, bank borrowings and lease liabilities. Due to the short-term nature of these instruments, management considers their carrying value to approximate their fair value.

The Company’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired. Management applies fair value measurement guidance to its impairment analysis for tangible assets.

(l)	Revenue Recognition

The Company follows the guidelines of ASC 606 for revenue recognition. According to ASC 606, revenue is recognized when control of promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The timing of revenue recognition, whether at a point in time or over time, is determined by when control of the goods and services is transferred to the customer.

The Company is principally engaged in manufacturing and selling fiberglass products. Revenue is recognized as the customer obtains control of the goods as outlined in the agreed-upon contract (i.e., performance obligations) with certain specifications and requirements for the products. The Company recognizes revenue at the point in time in which the performance obligation is fully satisfied by transferring control of the promised goods to the customer, which, in this case, occurs upon the delivery of goods to the customer.

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each distinct performance obligation.

The Company also provides installation services after delivery of products and maintenance services either separately or together with selling of products. The Company determines that installation and maintenance services are distinct from the manufacturing and selling of products as the customer can benefit from these services independently of the products and the customer has the option to engage third-party contractors for these services. The Company determines the selling prices for installation and maintenance service to allocate the transaction price appropriately. Revenues from installation and maintenance services are recognized at the point in time when the services are completed and the customer can benefit from the results of the services. The Company recognizes revenue from installation and maintenance services upon completion of the services, as this is when control transfers to the customer. Upon completion of installation and maintenance services, the Company issues billing to the customer. Revenue is recognized at the point in time when the services are completed, as the Company has an enforceable right to payment for the performance completed.

For certain contracts, the Company provides warranties ranging from 6 months to 84 months for moving and non-moving parts of the products. Warranties are classified as either assurance type or service type. A warranty is considered an assurance type if it provides the consumer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model. A service type warranty is either sold with a unit or separately for units for which the warranty has expired. Revenue is then recognized over the life of the warranty.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

The warranties provided by the Company not only provide the customer with assurance that the product will function and comply with agreed-upon specifications but also include services-typed warranties in addition to the assurance, such as providing remedy work at the customer’s site. The Company recognizes that the promised warranty service is a separate performance obligation in accordance with ASC 606-10-55-33. As the warranty is a distinct performance obligation, the Company allocates a percentage of the contract price to warranty service income, based on the agreed contract terms with the customer. The warranty service income is recognized as deferred revenue, indicating that the service has been promised to the customer but has not yet been fulfilled. Subsequently, the deferred revenue is recognized in the income statement over the warranty coverage period.

For downpayments collected from customers upon inception of the contract and scheduled payments received before the Company satisfies its performance obligation (e.g., delivery of the product), the Company records these amounts as deferred revenue on the basis that the Company has an unconditional right to receive consideration, as outlined in the contract terms in accordance with ASC 606-10-45-2.

Deferred revenue is a contract liability that the Company is obligated to deliver the product to the customer for which the Company has received consideration or unconditional right to receive consideration from the customer. When the Company satisfies its performance obligation, which is upon the delivery of the product to the customer, the deferred revenue is recognized to the income statement.

Total deferred revenue recognized as revenue during the years ended December 31, 2024, 2023 and 2022 was $2,808,085, $688,567 and $1,025,995, respectively. The Company’s unfulfilled performance obligations as of December 31, 2024 and the estimated revenue expected to be recognized in the future related to the service type warranty amounts to $81,920, which is fulfilled over the warranty period. The deferred revenue related to delivery of products amounts to $1,451,374 as of December 31, 2024.

The deferred revenue balance is expected to be recognized to income statement as follows:

Deferred Revenue
2025	$1,516,700
2026	15,314
2027	1,280
Total deferred revenue	$1,533,294

The Company also provides technical services and transportation arrangements to customers, and the revenue is recognized upon services provided.

In accordance with ASC 280-10-50-40, disaggregated revenues by each product and service or each similar products and services type which were recognized based on the nature of performance obligation disclosed above was as follows:

	Year Ended December 31,
	2024		2023		2022
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Product sales	$3,872,507	84.70%	$4,716,937	82.26%	$4,176,386	84.07%
Installation and maintenance service	347,611	7.60%	555,406	9.69%	531,682	10.70%
Warranty income	89,149	1.95%	73,604	1.28%	95,948	1.93%
Technical service	34,124	0.75%	134,527	2.35%	40,871	0.82%
Transport income	228,899	5.00%	253,502	4.42%	123,068	2.48%
Total	$4,572,290	100.00%	$5,733,976	100.00%	$4,967,955	100.00%

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

Revenues classified by geographical areas in which the customers were located as follows:

	Year Ended December 31,
	2024		2023		2022
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Malaysia	$1,422,328	31.11%	$2,440,335	42.56%	$3,494,806	70.35%
Singapore	1,799,426	39.36%	1,810,849	31.58%	632,415	12.73%
Australia	1,341,868	29.35%	907,506	15.83%	758,922	15.28%
United States	-	-	321,851	5.61%	-	-
South Asia region	8,668	0.18%	253,435	4.42%	81,812	1.64%
Total	$4,572,290	100.00%	$5,733,976	100.00%	$4,967,955	100.00%

(m)	Cost of Sales

The cost of sales includes material, labor, factory and tooling overhead, shipping, and freight costs. Major components of these expenses are sand paper, PVC, resin and other materials and facilities costs, such as rent, depreciation and utilities, related to the production and installation of the Company’s products.

(n)	Leases

The Company determines if an arrangement is a lease at inception. Determining whether a contract contains a lease includes judgments regarding whether the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration.

The Company accounts for leases in accordance with ASC Topic 842, Leases, for the Company’s lease-related assets and liabilities based on their classification as operating leases or finance leases. For all arrangements as a lessee, the Company has elected an accounting policy to combine non-lease components with the related-lease components and treat the combined items as a lease for accounting purposes. The Company measures lease related assets and liabilities based on the present value of lease payments, including in-substance fixed payments, variable payments that depend on an index or rate measured at the commencement date, and the amount the Company believes is probable that it will pay the lessor under residual value guarantees when applicable. The Company discounts lease payments based on the Company’s estimated incremental borrowing rate at lease commencement (or modification), which is primarily based on the Company’s estimated credit rating, the lease term at commencement, and the contract currency of the lease arrangement. The Company has elected to exclude short term leases (leases with an original lease term less than one year) from the measurement of lease-related assets and liabilities.

(o)	Income Taxes

Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdiction in which the Company operates. The Company’s subsidiary in Malaysia is subject to income tax laws of Malaysia. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Deferred income taxes are recorded net of a valuation allowance when it is more likely than not that all or a portion of a deferred tax assets will not be realized. In making such determination, the Company considers all available evidence, including projection of future taxable income, tax planning strategies, and recent results of operations.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position would be sustained on its technical merits. For positions not meeting the “more likely than not” test, no tax benefit is recognized. To the extent interest and penalties may be assessed related to unrecognized tax benefit, the Company records accruals for such amounts as a component of the income tax provision. The Company had no unrecognized tax benefits as of December 31, 2024 and 2023.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(p)	Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(q)	Earnings Per Share

Earnings per share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of shares plus dilutive share equivalents. Dilutive share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The Company has no dilutive share equivalents.

(r)	Foreign Currency Translation and Transactions

The Company’s principal country of operations is Malaysia. The financial position and results of its operations are determined using Ringgit Malaysia (“MYR”), the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

The consolidated statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As the cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statements of comprehensive income.

The value of the US$ may fluctuate against MYR. Any significant variations of the US$ relative to the MYR may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2024	2023	2022
US$ to MYR Year End Rate	4.4695	4.5903	4.4002
US$ to MYR Average Rate	4.5747	4.5577	4.3982

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

(s)	Segment Reporting

The Company uses the management approach to determine the reporting operating segments, which considers the internal organization and reporting used by the Company’s chief operating decision maker for decision-making, resource allocation and performance assessment.

Based on the management’s assessment, the Company does not operate separate lines of business and thus has only one operating segment, as defined by ASC 280.

(t)	Concentration of Major Customers and Risks

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentration of credit risk associated with these receivables on an ongoing basis.

The Company performs credit checks for significant new customers and generally requires deposits for significant contracts. The customers accounted for more than 10% of the Company’s trade receivables, net balance at December 31, 2024, 2023 and 2022 are presented below:

	% of Consolidated trade receivables as of December 31,			% of Consolidated revenues for the year ended December 31,
	2024	2023	2022	2024	2023	2022
Customer A	*	*	16%	*	*	*
Customer B	14%	26%	12%	12%	14%	*
Customer C	*	12%	*	*	*	*
Customer D	*	12%	*	*	*	*
Customer E	*	*	*	12%	*	*
Customer F	23%	*	*	*	*	*
Customer G	19%	*	*	13%	*	*
Customer H	*	10%	*	*	*	*

*	Less than 10%

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of accounts receivable and other receivable (excluding prepayments) and cash and bank balances presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company’s business transactions, assets, and liabilities are principally denominated in the functional currency of the respective entities, which, in most cases, is the Malaysian Ringgit. The Company is exposed to foreign currency risk arising from sales and purchases denominated in currencies other than the functional currency. In addition, the Company maintains bank balances in foreign currencies for working capital purposes. The currency that primarily gives rise to this exposure is the U.S. Dollar.

Fluctuations in the exchange rates between the various currencies used by the Company may lead to higher expenses and lower revenue, potentially impacting the Company’s financial performance.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

(u)	Related Parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(v)	Recent Accounting Pronouncements

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the Financial Accounting Standards Board (“FASB”) or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on the Company’s consolidated financial statements.

In July 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on the Company’s financial position, results of operations and cash flows.

On December 14, 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to enhance the transparency and decision usefulness of income tax disclosures. The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). In addition, public business entities are required to provide certain qualitative disclosures about the rate reconciliation and the amount of income taxes paid (net of refunds received) disaggregated (1) by federal (national), state, and foreign taxes and (2) by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). For public business entities, the standard is effective for annual periods beginning after December 15, 2024. The amendments in this ASU require accumulative effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is evaluating the impact of this standard on the Company’s consolidated financial statements.

The Company reviews new accounting standards as issued but not yet effective. Management has not identified any other new standards that it believes will have a significant impact on the Company’s consolidated financial statements.

4.	Accounts Receivable

	At December 31,
	2024	2023
Accounts receivable from third parties	$2,280,447	$2,451,422
Accounts receivable from related parties	19,772	2,174
Less: Allowance for credit losses	(540,626)	(297,808)
	$1,759,593	$2,155,788

The balance includes receivables totaling $356,106 from two customers, which are currently subject to civil proceedings for recovery. As of the reporting date, the legal process is still at an early stage. Due to the uncertainty surrounding the recoverability of these receivables, management has recognized a full allowance for credit losses against these amounts.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

5.	Inventories

	At December 31,
	2024	2023
Raw materials	$94,674	$145,635
Work-in-process	309,162	136,732
Finished goods	442,369	162,398
	$846,205	$444,765

6.	Other Receivables, Deposits and Prepayments

	At December 31,
	2024	2023
Deposits	$166,294	$41,506
Prepayments	8,256	2,968
Other receivables	23,017	20,554
Other receivables from related parties	14,622	948
Less: Allowance for credit losses	-	-
	$212,189	$65,976

The deposits mainly related to deposits for utilities and leases, and deposits to levy for application of foreign workers.

7.	Property and Equipment, Net

	At December 31,
	2024	2023
Building	$773,179	$752,832
Computers and software	64,368	57,593
Furniture and fittings	51,097	49,562
Machinery and equipment	498,554	459,554
Motor vehicles	464,206	451,989
Office equipment	72,931	69,845
Leasehold improvements	47,446	41,406
Total property and equipment, gross	1,971,781	1,882,781
Less: Accumulated depreciation	(979,058)	(821,156)
Total property and equipment, net	$992,723	$1,061,625

Depreciation included in:

	At December 31,
	2024	2023	2022
Cost of sales	$65,283	$45,831	$41,460
Administrative expenses	80,878	72,502	56,166
	$146,161	$118,333	$97,626

As of December 31, 2024 and 2023, property and equipment include finance lease right-of-use assets related to motor vehicles and machinery and equipment amounting to $139,351 and $191,882, respectively.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

8.	Land Use Right

	At December 31,
	2024	2023
Land use right	$386,884	$376,703
Less: Accumulated amortization	(71,172)	(62,192)
Land use right, net	$315,712	$314,511

Amortization expense for the following years is as follows:

Amortization Expense
2025	$7,300
2026	7,300
2027	7,300
2028	7,300
2029	7,300
Thereafter	279,212
Total amortization expense	$315,712

9.	Deferred Offering Costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Company’s proposed initial public offering. Deferred offering costs will be charged to shareholders’ equity upon the completion of the proposed initial public offering. Should the proposed initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. The Company capitalized $356,423, $338,967 and $0 of deferred offering costs for the years ended December 31, 2024, 2023 and 2022, respectively. Such costs will be deferred until the closing of the proposed initial public offering, at which time the deferred costs will be offset against the offering proceeds.

10.	Accrued Expenses and Other Payables

Accrued expenses and other payables mainly represent accrued payroll related expenses, other operating expense and sales tax payable.

11.	Leases

As of December 31, 2024, the Company has operating lease agreements for its hostel and office equipment and with remaining lease terms of 8 to 45 months. These leases have original terms not exceeding 5 years.

Information pertaining to right of use assets is summarized as follows:

	At December 31,
	2024	2023
Hostel and office equipment	$82,870	$112,573
Less: Accumulated amortization	(41,628)	(44,906)
Right of use assets, net	$41,242	$67,667

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	Years Ended December 31,
	2024	2023	2022
Operating lease cost:
Operating lease	$49,019	$14,596	$10,247
Expenses relating to short-term leases	32,728	20,415	36,584
Total lease cost	$81,747	$35,011	$46,831

As of December 31, 2024, the present value of the net minimum lease payments are as follows:

Future Minimum Lease Payments	Operating Leases
2025	$36,558
2026	5,386
2027	553
2028	324
Total remaining lease payments (undiscounted)	42,821
Less imputed interest	(838)
Present value of lease liabilities	$41,983

Other information related to leases for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022
Weighted-average remaining lease term - operating leases	1.9 years	2.5 years	1.2 years
Weighted-average discount rate - operating leases	3.35%	3.35%	3.35%
Right of use assets obtained in exchange for new operating lease liabilities	$25,294	$73,603	$-
Cash paid for amounts included in the measurement of lease liabilities – operating cash flow from operating leases	$48,620	$14,903	$10,436

Finance lease liabilities

The Company acquired motor vehicles under a hire purchase financing arrangement for a total of $0, $56,607 and $73,406 for the years ended December 2024, 2023 and 2022, respectively.

	At December 31,
	2024	2023
Finance lease liabilities	$154,796	$202,763
Less Finance lease liabilities – current	(54,484)	(52,041)
Finance lease liabilities – non-current	$100,312	$150,722

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

As of December 31, 2024, the net minimum lease payments are as follows:

Year Ended December 31,	Leases Payment
2025	$60,295
2026	52,845
2027	43,616
2028	8,622
165,378
Less imputed interest	(10,582)
Finance lease liabilities	$154,796
Finance lease liabilities – current	$54,484
Finance lease liabilities – non-current	$100,312

12.	Borrowings

The borrowings consisted of the following:

	At December 31,
	2024	2023
Term loan I	$61,437	$105,263
Term loan II	170,517	177,396
Less borrowings – current	(60,413)	(59,151)
Borrowings – non-current	$171,541	$223,508

Term Loans

On July 23, 2020, the Company entered into a term loan agreement with a bank institution for a total facility of $240,211 with a maturity date 66 months from the drawdown date, August 28, 2020. This loan has a moratorium period of six months on both principal and profit and the Company shall make 60 monthly instalments commencing on March 29, 2021 for 60 instalments. The loan bears an interest rate of 3.5% per annum. This loan is secured by an asset sale agreement over Shariah compliant commodities, joint and several guarantees of certain directors of Win-Fung and a corporate guarantee provided by the Credit Guarantee Corporation Malaysia Berhad (CGC).

On August 17, 2020, the Company entered into a term loan agreement with a bank institution for a total facility of $239,499 with a maturity date 180 months from the drawdown date, December 8, 2020, where the first instalment commenced on January 1, 2021. The loan bears an interest rate of 3.2% per annum. This loan is secured by several asset sale agreements over Shariah compliant commodities, several joint and several guarantees of certain directors of Win-Fung, a legal charge over Win-Fung’s factory and a letter of subordination of advances from directors.

The annual maturities of the principal amount of both term loans as of December 31, 2024 are as follows:

Annual Maturities
2025	$60,413
2026	25,759
2027	13,226
2028	13,832
2029	14,469
Thereafter	104,255
Total	$231,954

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

13.	Shareholders’ Equity

Upon incorporation on March 7, 2023, the Company issued 1 ordinary share to its registered agent, which was later transferred to Chee Hoong Lew in anticipation of the Reorganization as explained in detail in Note 1.

On June 21, 2023, the Company issued an aggregate of 12,749,999 ordinary shares to the shareholders of Win-Fung, including Chee Hoong Lew, on a pro rata basis proportional to the shareholders’ equity interests in Win-Fung, pursuant to the Reorganization.

On September 5, 2024, the Company effected a 1-for-2 forward split of its ordinary shares by way of a share subdivision of the issued and unissued ordinary shares, with each issued and unissued ordinary share subdivided into two (2) shares. Immediately after the share subdivision, shareholders also surrendered an aggregate of 2,550,000 ordinary shares to the Company for cancellation.

After the share subdivision and share surrender, the Company is authorized to issue 1,000,000,000 ordinary shares of par value $0.00005 each and has 22,950,000 ordinary shares issued and outstanding. All share and per share data throughout these consolidated financial statements have been retroactively adjusted to reflect the forward share split and share surrender.

14.	Income Taxes

The Company and Win-Fung are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

The Company is domiciled in the Cayman Islands and currently enjoys permanent income tax holidays; and accordingly, the Company is not subject to any income tax.

For Win-Fung, the income tax is calculated at 24% of the estimated assessable profits for the relevant year.

The provision for income taxes consisted of the following:

	At December 31,
	2024	2023	2022
Current	$158,819	$220,915	$308,043
Over provision in prior years	(92,865)	-	-
Deferred	(58,540)	(16,702)	(1,499)
Total	$7,414	$204,213	$306,544

Deferred income tax results from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The effect of temporary differences that gave rise to net deferred tax assets and deferred tax liabilities and their movements were as follows:

	Allowance for Credit Losses	Accelerated Tax Depreciation	Total
Balance as of January 1, 2022	$(44,089)	$70,112	$26,023
Credited to statements of operations	(1,234)	(265)	(1,499)
Balance as of December 31, 2022	(45,323)	69,847	24,524
(Credited) charged to statements of operations	(30,708)	14,006	(16,702)
Balance as of December 31, 2023	(76,031)	83,853	7,822
Credited to statements of operations	(55,049)	(3,491)	(58,540)
Balance as of December 31, 2024	$(131,080)	$80,362	$(50,718)

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

Reconciliation of actual income taxes to income taxes at the expected Malaysia corporate income tax rate is as follows:

	Years Ended December 31,
	2024	2023	2022
Net income before income tax expense	$119,017	$695,614	$1,285,359
Tax effect at the Malaysia corporate tax rate of 24%	28,564	166,947	308,486
Tax effect of preferential tax rate	-	(9,873)	(9,549)
Non-deductible expenditure	75,535	51,351	19,311
Income not subject to tax	(2,550)	(2,559)	(3,179)
Double tax deduction/ tax incentives	(1,270)	(1,653)	(8,525)
Over provision in prior years	(92,865)	-	-
Total	$7,414	$204,213	$306,544

The over provision of $92,865 in prior years was mainly due to the Company’s initial assumption that certain revenue was taxable upon receipt. It was subsequently confirmed that such revenue may be taxed based on its accounting recognition. Accordingly, the excess tax provision from prior years was reversed in the current year.

15.	Commitments and Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2024 and through the issuance date of these consolidated financial statements.

16.	Related Party Transactions and Balances

The table below sets forth the major related parties and their relationship with the Company as of December 31, 2024:

Name of related parties	Relationship with the Company
Chee Hoong Lew (“Mr. Lew”)	Director and one of the controlling shareholders
Yew Chean Lim (“Ms. Lim”)	Director of Win-Fung
Wai Boon Law (“Ms. Law”)	Director of Win-Fung
Flakeshield Sdn Bhd (“Flakeshield”)	Mr. Lew owns 50%
Acmos (M) Sdn Bhd (“Acmos”)	Mr. Lew owns 90%
Win Fung Prop Sdn Bhd (“WFP”)	Mr. Lew owns 90%
Kirby Swim Equip Pty Ltd (“Kirby Australia”)	Ms. Law ultimately owns 35%
Kirby Swim Equipment Pte Ltd (“Kirby Singapore”)	Ms. Law owns 35%
One Fatboyz Limited (“OFL”)	Shareholder of the Company, owns 4.76%
Snow Bear Capital Limited (“SBCL”)	Shareholder of the Company, owns 4.76%

During the years ended December 31, 2024, 2023 and 2022, related party transactions consist of the following:

	Years Ended December 31,
	2024	2023	2022
Sales to Flakeshield	$30,024	$25,450	$34,680
Sales to Acmos	2,689	5,944	14,727
Sales to Kirby Singapore	197	-	-
Purchase from Flakeshield	2,320	8,761	5,623
Purchase from Acmos	8,571	185,989	127,793
Rental income from Flakeshield	6,558	6,582	6,821
Rental expenses to WFP	5,902	7,899	8,185
Rental expenses to Mr. Lew	31,477	2,633	-
Advances from OFL	-	231,190	-
Advances from SBCL	273,204	121,867	-
Advances from Kirby Australia	2,638	-	-

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

As of December 31, 2024 and 2023, accounts receivable consisted of the following amount due from related parties:

	At December 31,
	2024	2023
Flakeshield	$18,695	$2,174
Kirby Singapore	1,077	-
Total	$19,772	$2,174

As of December 31, 2024 and 2023, other receivable consisted of the following amount due from related parties:

	At December 31,
	2024	2023
Flakeshield	$890	$948
SBCL	13,732	-
Total	$14,622	$948

As of December 31, 2024 and 2023, accounts payable consisted of the following amount due to related parties:

	At December 31,
	2024	2023
Flakeshield	$-	$1,351
Acmos	-	122,955
Total	$-	$124,306

As of December 31, 2024 and 2023, other payable consisted of the following amount due to related parties:

	At December 31,
	2024	2023
Kirby Australia	$2,638	$-

As of December 31, 2024 and 2023, due to related parties consists of the following:

	At December 31,
	2024	2023
Mr. Lew	$15,636	$54,623
Ms. Lim	-	4,456
Ms. Law	55,037	57,546
OFL	231,190	231,190
SBCL	395,071	121,867
Total	$696,934	$469,682

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2024, 2023 AND 2022

The transactions amount due to related parties are as of the following:

	At December 31,
	2024	2023
Beginning of the years January 1,	$469,682	$320,537
Advances	280,154	353,057
Repayment	(52,902)	(203,912)
Years ended December 31,	$696,934	$469,682

The balances mainly represent operating expenses and corporate expenses paid on behalf of the Company. The amount due to related parties is non-trade, unsecured, non-interest bearing and is repayable on demand.

17.	Subsequent Events

In accordance with the requirements of ASC Topic 855, the Company has evaluated all significant events that occurred subsequent to the consolidated balance sheet date and up to the approval of these consolidated financial statements. Except for the items disclosed below in these consolidated financial statements, there have been no other subsequent events that would require recognition or disclosure in the financial statements.

On March 27, 2025, the Company consummated the initial public offering of 2,000,000 ordinary shares, par value $0.00005 per share, at a price of $4.00 per share (the “Offering”). The aggregate gross proceeds of the Offering was $8 million, before deducting underwriting discounts and other related expenses. After deducting the underwriting commission and expenses, the Company received net proceeds of approximately $7 million. The Company plans to use the proceeds of the Offering to expand its production capacity, to hire and train additional workers, and for working capital and general corporate purposes.

The deferred offering costs which were recognized on the balance sheet as of December 31, 2024, will be recorded against gross proceeds within additional paid-in capital in the balance sheet.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2025	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Chief Executive Officer
(Principal Executive Officer)