Form 20-F
period 2025-12-31
WF Holding Ltd
filed 2026-04-30
CIK 1980210

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.00025	WFF	The Nasdaq Stock Market LLC

Securities registered or to be pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,038,018 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

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

Annual Report on Form 20-F

Year Ended December 31, 2025

i

ii

INTRODUCTORY NOTES

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” and “our company” are to WF Holding Limited and its consolidated subsidiaries.

Foreign Currency Translations

Our reporting currency is the U.S. dollar and our functional currency is the Ringgit Malaysia, or RM. This report contains translations of RM into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RM into U.S. dollars in this report were made at a rate of RM4.0560 per US$1.00, the noon buying rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board in effect as of December 31, 2025. On April 24, 2026, the noon buying rate for RM was RM3.9630 per US$1.00. We make no representation that the RM or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or RM, as the case may be, at any particular rate or at all. The Malaysian government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RM into foreign exchange and through restrictions on foreign trade.

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

Reverse Share Split

On April 13, 2026, we effected a 1-for-5 reverse share split of our ordinary shares by way of a share consolidation of our issued and unissued ordinary shares, with each issued and unissued ordinary share consolidated into five (5) shares. As a result of this share consolidation, the maximum number of shares which we are authorized to issue changed from 1,000,000,000 ordinary shares with a par value of $0.00005 to 200,000,000 ordinary shares with a par value of $0.00025. All share and per share data throughout this report have been retroactively adjusted to reflect this share consolidation.

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

We made capital expenditures of $281,745, $51,519 and $73,087 during the years ended December 31, 2025, 2024 and 2023, respectively. We may incur significant additional capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we are unable or fail to timely obtain capital on acceptable terms and adequately maintain our manufacturing capacity, we could lose customers and there could be a material adverse impact on our market share and our ability to generate revenue.

We may not be able to accurately plan our production based on our sales contracts, which may result in excess product inventory or product shortages.

Our sales contracts typically provide for a non-binding, 6-month forecast on the quantity of products that our customers may purchase from us. We typically have only a 15-to-90-day lead time to manufacture products to meet our customers’ requirements once our customers place orders with us. To meet the short delivery deadline, we generally make significant decisions on our production level and timing, procurement, facility requirements, personnel needs and other resources requirements based on our estimate in light of this forecast, our past dealings with such customers, market conditions and other relevant factors. Our customers’ final purchase orders may not be consistent with our estimates. If the final purchase orders substantially differ from our estimates, we may have excess product inventory or product shortages. Excess product inventory could result in unprofitable sales or write-offs as our products are susceptible to obsolescence and price declines. We regularly assess inventories for estimated obsolescence or unmarketable products and write down the difference between the cost of the inventories and the estimated net realizable values based upon assumptions about future sales and supplies on-hand. For the years ended December 31, 2025, 2024 and 2023, we recorded allowances for slow-moving and obsolete inventory of $95,345, $0 and $0, respectively. Furthermore, although we have not experienced product shortages in the past, if we did experience such shortages, producing additional products to make up for such shortages within a short time frame may be difficult, making us unable to fill out the purchase orders. In either case, our results of operation would fluctuate from period to period.

We face intense competition from other FRP manufacturers, which may have significantly greater resources.

We have faced and will continue to face competition from other fiberglass reinforced plastic, or FRP, manufacturers, such as Cradotex (M) Sdn Bhd and Heng Lee Composite Engineering Sdn Bhd. Many of these existing competitors may have greater financial, personnel, technical, manufacturing, marketing, sales and other resources than we do. As a result, these competitors may be in a stronger position to respond quickly to market opportunities, new or emerging technologies and evolving industry standards. Many of our competitors are developing a variety of FRP products which are expected to compete with our existing product lines. It is possible that our competitors will be able to introduce new products with more desirable features than ours and their new products will gain market acceptance. If our competitors successfully do so, we may not be able to maintain our competitive position and our future success would be materially and adversely affected.

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

We typically offer warranties against any defects due to material selections and workmanship for a period of 6 months to 49 months from the date of delivery. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We continually review these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Because our historical records indicate minimal customer return and warranty claims, we have not recorded any warranty accruals as of December 31, 2025 and 2024. There is no assurance that future warranty claims will be consistent with past history, and in the event that we experience a significant increase in warranty claims, there is no assurance that the rectification costs will be low. This could have a material adverse effect on our business, financial condition and results of operations.

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

For the year ended December 31, 2025, two customers accounted for approximately 19% and 12% of our revenue, respectively, for the year ended December 31, 2024, three customers accounted for approximately 13%, 12% and 12% of our revenue, respectively, and for the year ended December 31, 2023, one customer accounted for 14% of our revenue. The increase in customer concentration was driven by major project deliveries to Singapore, China and Australia, requiring a significant allocation of our capacity and resources and resulting in significant revenue during the periods. Since this customer concentration is tied to specific projects, we believe that this elevated concentration will be temporary. However, we cannot guarantee that we will not continue to experience customer concentrations in the future.

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

We purchase certain key raw materials and finished goods, including resin, chopped strand mat, woven roving, grating, hollow section, c-channel, plywood and ethylene propylene diene monomer sheets, from suppliers in Malaysia and overseas. Historically, we have been able to obtain an adequate supply of raw materials and do not anticipate any shortage of these materials. We purchase raw materials and finished goods on the basis of purchase orders and do not have long-term contracts with our suppliers. For the year ended December 31, 2025, two suppliers accounted for 20% and 11%, respectively, of our total purchases, and for the year ended December 31, 2024, three suppliers accounted for 27%, 23% and 12%, respectively, of our total purchases. No single supplier accounted for more than 10% of our total purchases for the year ended December 31, 2023. Due to the availability of numerous alternative suppliers, we do not believe that the loss of any single supplier would have a material adverse effect on our financial condition or results of operations. However, in the absence of firm and long-term contracts, we may not be able to obtain a sufficient supply of these raw materials and finished goods from our existing suppliers or alternates in a timely fashion or at a reasonable cost. If we fail to secure a sufficient supply of key raw materials and finished goods in a timely fashion, it would result in a significant delay in our production and shipments, which may cause us to breach our sales contracts with our customers. Furthermore, failure to obtain sufficient supply of these raw materials and components at a reasonable cost could also harm our revenue and gross profit margins.

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

Quality is extremely important to us and our customers due to the serious and costly consequences of materials selection and workmanship failure, and our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of our products. Manufacturing defects or design flaws could result in an unsafe condition or injury to, or death of, a user of our products. These problems could lead to the recall of, or issuance of a safety alert relating to, our products and could result in unfavorable judicial decisions or settlements arising out of product liability claims and lawsuits, including class actions, which could negatively affect our business, financial condition and results of operations. We regularly review our product liability claims and record contingent liabilities resulting from such claims when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. Although we have not historically experience significant product liability claims and we did not record any contingent liabilities for the years ended December 31, 2025, 2024 and 2023, there is no assurance that claims will be consistent with past history, and in the event that we experience a significant increase in claims, it could have a material adverse effect on our business, financial condition and results of operations.

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

For the years ended December 31, 2025, 2024 and 2023, approximately 74%, 69% and 57%, respectively, of our revenues were generated from customers located outside Malaysia, which included Singapore, Australia, China, the United States and other counties in the South Asia region. Our international operations are subject to a number of risks inherent to operating in foreign countries, and any expansion of our international operations will amplify the effects of these risks, which include, among others:

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

Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. According to Bank Negara Malaysia, or the BNM, which is the central bank of Malaysia, Malaysia’s economy grew 5.1% in 2024, exceeding the government’s 4%–5% target and accelerating from a downwardly revised 3.6% in 2023. Malaysia’s economy grew by 5.2% in 2025. This growth rate exceeded initial official projections, which had estimated a range between 4% and 4.8%.

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

Our ordinary shares are listed on The Nasdaq Capital Market under the symbol “WFF.” We must meet certain financial and liquidity criteria to maintain the listing of our ordinary shares on Nasdaq. If we violate any of Nasdaq’s listing requirements or if we fail to meet any of Nasdaq’s listing standards, our ordinary shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

On October 28, 2025, we received a written notification from Nasdaq indicating that we were not in compliance with the $1.00 closing bid price requirement for the last 30 consecutive business days from September 15, 2025 and October 27, 2025 under the Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we were granted a 180-calendar day compliance period, or until April 27, 2026, to regain compliance with the minimum bid price requirement. On April 13, 2026, we implemented a 1-for-5 reverse share split. On April 28, 2026, we received a written notification from Nasdaq indicating that we have regained compliance with the closing bid price requirement under Nasdaq Listing Rule 5550(a)(2) since the closing bid price of our ordinary shares was at or above $1.00 for eleven consecutive trading days from April 13, 2026 to April 27, 2026.

We cannot guarantee that we will meet all of Nasdaq’s continued listing requirements in the future. A delisting of our ordinary shares may materially impair our shareholders’ ability to buy and sell our ordinary shares and could have an adverse effect on the market price of, and the efficiency of the trading market for, our ordinary shares. The delisting of our ordinary shares could significantly impair our ability to raise capital and the value of your investment.

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

Lew Capital Private Limited, or Lew Capital, a company controlled by two directors, including Chee Hoong Lew, our Chief Executive Officer, is able to exercise approximately 63% of our total voting power. Accordingly, Lew Capital could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Lew Capital will also have the power to prevent or cause a change in control. Without the consent of Lew Capital, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Lew Capital and its beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our ordinary shares may also cause a material decline in the value of our ordinary shares. For more information regarding Lew Capital and its beneficial owners, see “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

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

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares could cause the market price of our ordinary shares to decline and would result in the dilution of your holdings.

Future issuances of our ordinary shares or securities convertible into, or exercisable or exchangeable for, our ordinary shares, could cause the market price of our ordinary shares to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of our ordinary shares. In all events, future issuances of our ordinary shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of our ordinary shares.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Differences in Corporate Law” included in Exhibit 2.1 to this report.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Malaysia or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Malaysia, see “Enforceability of Civil Liabilities” included in our registration statement on Form F-1 (File No. 333-282294), initially filed on September 23, 2024 and declared effective by the SEC on March 26, 2025, or the IPO Registration Statement.

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

Under Nasdaq’s rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including, without limitation, (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. As noted above, Lew Capital is able exercise approximately 63% of our total voting power, As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. Although we currently do not intend to rely on the “controlled company” exemption, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm our trading price.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We were incorporated as a Cayman Islands exempted company on March 7, 2023. Our wholly owned subsidiary Win-Fung Fibreglass Sdn. Bhd., or Win-Fung, was incorporated in Malaysia on March 28, 1984.

On June 21, 2023, we completed a corporate reorganization pursuant to a share sale and purchase agreement that we entered into with Win-Fung and its shareholders on May 23, 2023. Pursuant to the reorganization, we acquired all of the issued and outstanding equity interests of Win-Fung in exchange for which we issued 4,590,003 ordinary shares to the shareholders of Win-Fung. As a result of this reorganization, Win-Fung became our wholly owned subsidiary and the shareholders of Win-Fung became our shareholders.

On February 25, 2025, we incorporated WF Venture Ltd., or WF Venture, as a wholly owned subsidiary in the British Virgin Islands as part of our strategy to expand our investment and operating activities. During the year ended December 31, 2025, WF Venture completed a series of acquisitions and investments to establish and expand its business operations in Hong Kong SAR and Malaysia.

On May 15, 2025, WF Venture completed the acquisition of 100% of the issued and outstanding equity interests of Global Key Investment Limited, or GKI, a private company incorporated in Hong Kong SAR, China, from Ms. Yew Chean Lim, a director of Win-Fung and the mother of Mr. Chee Hoong Lew, our Chief Executive Officer, director and controlling shareholder, for a purchase price of $3,000,000. Through this acquisition, WF Venture also indirectly acquired approximately 35% of the equity interests in Carlico International Group Holdings Limited, or Carlico, a private company incorporated in Hong Kong SAR, China that is principally engaged in investment holding and the importation and distribution of bottled grape wine.

On July 5, 2025, WF Venture acquired a 70% equity interest in The Rise Bar & Cafe Sdn. Bhd., or RBSB, a private company incorporated in Malaysia and principally engaged in the cafe business, for total cash consideration of $150,000. Of the total consideration, $40,500 (representing 27% equity interest) was paid to Mr. Lew and the balance of the purchase consideration of $109,500 was paid to an independent third party.

On July 8, 2025, WF Venture acquired a 35% equity interest in Restoran Gardenz Sdn. Bhd., or RGSB, a private company incorporated in Malaysia and principally engaged in the food and beverage business, from Mr. Lew for total cash consideration of $350,000.

The following chart depicts our organizational structure as of the date of this report.

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

As a result of our acquisition of 70% of the equity interests of RBSB in July 2025, we are also engaged in the sale of food and beverage items; however, these operations are not material to our operations as they only represented 1.91% of our revenue during the year ended December 31, 2025. Since these operations are not material, we have not described them in detail in this report.

Products and Services

We sell a broad range of FRP products, including filament wound and molded tanks, thermoplastic tanks, lining products, ducting and fitting products, air pollution control equipment and custom-made products. We also offer delivery, installation and repair and maintenance services, as well as on-site consultation services.

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

During 2025, we enhanced our technical capabilities through the acquisition of a new filament winder equipped with an adjustable mandrel, capable of supporting diameters ranging from 2.2 meters to 4.2 meters. We believe that our existing manufacturing capacity is sufficient for our near-term requirements. We intend to further expand our production throughput. Our strategic plans include the procurement of an additional filament winder dedicated to ducting and piping, alongside a comprehensive range of molding equipment to broaden our product offerings.

Raw Materials and Suppliers

Our products are made from several basic raw materials and finished goods, including resin, chopped strand mat, woven roving, grating, hollow section, c-channel, plywood and ethylene propylene diene monomer sheets. These materials are readily available and are competitively priced.

Historically, we have been able to obtain an adequate supply of raw materials and do not anticipate any shortage of these materials. However, from time to time, unpredictable fluctuations in the supply and demand may affect price, quantity, availability, or selection of raw materials. Although we cannot be sure that our sources of supply for our principal raw materials will be adequate in all circumstances, we believe that we can develop alternate sources in a timely and cost-effective manner if our current sources become inadequate. For the year ended December 31, 2025, two suppliers accounted for 20% and 11%, respectively, of our total purchases, and for the year ended December 31, 2024, three suppliers accounted for 27%, 23% and 12%, respectively, of our total purchases. No single supplier accounted for more than 10% of our total purchases for the year ended December 31, 2023. Due to the availability of numerous alternative raw material suppliers, we do not believe that the loss of any single raw material supplier would have a material adverse effect on our financial condition or results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We depend on third parties to supply key raw materials and components to us. Failure to obtain a sufficient supply of these raw materials and components in a timely fashion and at reasonable costs could significantly delay our production and shipments, which would cause us to breach our sales contracts with our customers.”

We believe that our strong relationships with suppliers yield high quality, competitive pricing and overall good service to our customers.

Customers, Sales and Marketing

We primarily sell our products to customers in the chemical processing, water and wastewater treatment, and power generation industries in Malaysia and internationally. For the year ended December 31, 2025, approximately 27% of our revenues were generated from sales in Malaysia, with the remaining revenues generated from Singapore (21%), Australia (32%) and China (20%). For the year ended December 31, 2024, approximately 31% of our revenues were generated from sales in Malaysia, with the remaining revenues generated from Singapore (39%), Australia (29%) and the South Asia region (less than 1%). For the year ended December 31, 2023, approximately 43% of our revenues were generated from sales in Malaysia, with the remaining revenues generated from Singapore (32%), Australia (16%), the United States (5%) and the South Asia region (4%).

We do not have long-term contracts with our customers and primarily sell our products on the basis of individual purchase orders or on a per project basis. For the year ended December 31, 2025, two customers accounted for approximately 19% and 12% of our revenue, respectively, for the year ended December 31, 2024, three customers accounted for approximately 13%, 12% and 12% of our revenue, respectively, and for the year ended December 31, 2023, one customer accounted for 14% of our revenue. The loss of any major customer could have a material adverse effect on our results of operations. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—A significant portion of our revenue has recently been generated from one customer and a loss of this customer, or any other key customers, could adversely affect our results of operations.”

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

Competition

Manufacturers of FRP products tend to offer more than one type of FRP product. For example, a manufacturer that offers FRP tanks (including round tanks, rectangular and square tanks) may also offer panel tanks as well as other related products such as FRP pipes and ducts. The same manufacturer may also branch out into the manufacture of other types of FRP products such as gratings, ladders, handrails and even sculptures. Some of these manufacturers include Cradotex (M) Sdn Bhd and Heng Lee Composite Engineering Sdn Bhd.

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

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	Diverse product and service offerings. We offer a broad range of FRP products, including tanks, pipes, ducts, gratings, and other custom-made FRP products. We also offer consultation, delivery, installation and repair and maintenance services provided by our highly knowledgeable personnel.

●	In-house design team providing customized solutions. We have an in-house design team that can provide customized solutions and design calculations, which allows us to tailor our products and services to meet our customers’ unique needs and requirements. Furthermore, having a strong design team can also improve the quality of our products and services, ensuring that they are efficient, reliable and safe. This can also lead to faster product development and reduce the need for outsourcing design work, which can be costly and time-consuming.

●	Advanced manufacturing capabilities. We use advanced production technology and equipment and have obtained various certifications, including an ISO 9001 certification. Many companies require their suppliers to be ISO 9001 compliant, so we believe that this certification differentiates us from our competitors. Additionally, ISO 9001 compliance helps us to reduce waste and improve efficiency, leading to cost savings and increased profitability. Our manufacturing capabilities allow us to design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance.

●	Highly experienced, proven management team. We are led by an experienced management team with a long and successful track record, enabling us to recognize and capitalize upon attractive opportunities in our markets. Our most senior members of the management team have an average of over 25 years of experience in the FRP and related industries. The management team is led by Chee Hoong Lew, our Chief Executive Officer, who has over 25 years of experience in the FRP and related industries.

●	Commitment to sustainability and social responsibility. Our commitment to sustainability and social responsibility, including environmental responsibility, is evident through several initiatives. We have invested in solar panels to reduce our carbon footprint and promote the use of renewable energy. We have also implemented measures to reduce waste and pollution and demonstrated a strong alignment with environmental, social and governance, or ESG, principles.

Growth Strategies

The key elements of our strategy to grow our business include:

●	Increase production capacity and expand product offerings. During 2025, we enhanced our technical capabilities through the acquisition of a new filament winder equipped with an adjustable mandrel, capable of supporting diameters ranging from 2.2 meters to 4.2 meters. We also intend to further expand our production throughput. Our strategic plans include the procurement of an additional filament winder dedicated to ducting and piping, alongside a comprehensive range of molding equipment to broaden our product offerings.

●	Expand into new markets. We remain committed to identifying and penetrating high-growth geographical and industrial sectors. Specifically, we intended to accelerate our entry into the oil and gas industry; however, this initiative has been moderated by global supply chain disruptions and market volatility resulting from ongoing geopolitical conflicts. Concurrently, we are executing plans to further scale our presence in Australia, leveraging our existing project success to capture additional market share in the region.

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

Regulation on Manufacturing Activities

Industrial Co-ordination Act 1975

The Industrial Co-ordination Act 1975, or ICA, provides that no person shall engage in any manufacturing activity unless such person is issued with a license in respect of such manufacturing activity. Manufacturing activity is defined under the ICA as the making, altering, blending, ornamenting, finishing or otherwise treating or adapting any article or substance with a view to its use, sale, transport, delivery or disposal and includes the assembly of parts and ship repairing but shall not include any activity normally associated with retail or wholesale trade. Any person who fails to comply with such requirement is guilty of an offence and on conviction, is liable to a fine not exceeding RM2,000 (approximately $493) or to a term of imprisonment not exceeding 6 months and to a further fine not exceeding RM1,000 (approximately $247) for every day during which such default continues.

Win-Fung holds the manufacturing license, dated September 28, 2022, issued by the Ministry of International Trade and Industry pursuant to the ICA to carry out manufacturing activities and to act as licensed manufacturer with effect from August 19, 2022 for an indefinite term.

Occupational Safety and Health Act 1994

The Occupational Safety and Health Act 1994, as amended by the Occupational Safety and Health (Amendment) Act 2022, or OSHA, provides for legislature framework to secure the safety, health and welfare of persons at work and is administered by the Department of Occupational Safety and Health under the Ministry of Human Resource. OSHA applies to the manufacturing industry which provides, among others, the requirements in respect of the general duties of employers and self-employed persons to their employees, general duties of designers, manufacturers and suppliers and general duties and rights of employees. Any person who contravenes the provisions in relation to the general duties of employers and self-employed persons pursuant Part IV of OSHA shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM500,000 (approximately $123,274) or to imprisonment for a term not exceeding 2 years or to both.

As of the date of this report, Win-Fung is in compliance with OSHA regulations without any material impact on our business.

OSHA also provides that no person shall operate, or cause or permit to be operated, any machinery unless the machinery has a certificate of fitness issued by an officer or a licensed person under OSHA or its predecessor, the repealed Factories and Machinery Act 1967, or the FMA. Any person who contravenes this requirement shall be guilty of an offence and shall, on conviction, be liable to a fine not exceeding RM100,000 (approximately $24,655) or to imprisonment for a term not exceeding 1 year or to both.

In accordance with OSHA and the repealed FMA, Win-Fung has renewed and obtained four certificates of fitness issued under OSHA and the FMA to operate the machineries, one of which expires on July 7, 2026 and three of which expire on April 15, 2026 and are awaiting inspection for renewal.

Street, Drainage and Building Act 1974

The Street, Drainage and Building Act 1974, or the SDBA, provides that any person who occupies or permits to be occupied any building or any part thereof without a certificate of completion shall, on conviction, be liable to a fine not exceeding RM250,000 (approximately $61,637) or to imprisonment for a term not exceeding 10 years or to both under the SDBA. The SDBA further provides that any person who, among others, deviates from any plan or specification approved by the local authority without the prior written permission of the local authority, or erects a building in contravention of the SDBA or of any of the by-laws made thereunder, shall be liable on conviction to a fine not exceeding RM50,000 (approximately $12,327) or to imprisonment for a term not exceeding 3 years or to both, and shall also be liable to a further fine of RM1,000 (approximately $247) for every day during which the offence is continued after conviction.

As of the date of this report, Win-Fung is in compliance with the SDBA regulations and there is no material impact on our business.

Regulations on Environmental Matters

The Environmental Quality Act 1974, or the EQA, provides for the prevention, abatement, control of pollution and enhancement of the environment, which include restrictions in relation to air pollution, noise pollution, soil pollution, pollution of inland waters and pollution by discharge of oil into Malaysian waters. Any person who contravenes such restrictions stipulated under EQA shall be guilty of an offence and shall, on conviction, be liable to a fine not less than RM10,000 (approximately $2,465) and not exceeding RM10,000,000 (approximately $2,465,483) or to imprisonment for a period not exceeding 5 years or to both.

In the course of its operations, Win-Fung observes and adheres to all material environmental laws, regulations and requirements. As of the date of this report, we are not aware of any potential material environmental issues that may affect our utilization of property, plant and equipment.

Regulation on Construction Work

The Construction Industry Development Board Act 1994, or the CIDBA, provides that no person shall carry out or complete or undertake to carry out or complete any construction work or hold himself out as a contractor, unless such person is registered with the Construction Industry Development Board Malaysia, or CIDBM, and holds a valid certificate of registration issued by the CIDBM. The CIDBA further provides that any person who contravenes this requirement shall be guilty of an offence and shall, on conviction, be liable to a fine of not less than RM10,000 (approximately $2,465) but not more than RM100,000 (approximately $24,655).

Win-Fung has renewed and obtained the latest registration of certificate with CIDBM issued pursuant to the CIDBA expiring on June 28, 2026 to carry out any construction work.

Regulation on Business Licenses

The Local Government Act 1976 provides a local authority with the power to grant a license or permit for any trade, occupation or premises. Such license may be subject to such conditions and restrictions as the local authority may think fit. This license is generally required if a business occupies an office for business use or erects a signboard. Every person to whom a license has been granted shall exhibit the license at all times in some prominent place on the licensed premises and shall produce such license if required to do so by any officer of the local authority authorized to demand the same. Any person found guilty of an offence shall on conviction be liable to a fine not exceeding RM500 (approximately $123) or to imprisonment for a term not exceeding 6 months or to both.

In accordance with the licensure requirement of the Local Government Act 1976, Win-Fung has renewed and obtained two latest business operation licenses for its use of the business premise, expiring on August 14, 2026 and October 14, 2026, respectively.

Regulations on Employment

Employment Act 1995

The Employment Act 1955, or the EA, is the principal law that governs and regulates all labor relations including contracts of service, payment of wages, employment of women, maternity protection, hours of work, holidays, leave policy, termination, layoff, retirement benefits, and employment of foreign employees. When the Employment (Amendment) Act 2022 and the Employment (Amendment of First Schedule) Order 2022 came into force on January 1, 2023, the scope of application of the EA has been expanded from the previous limited category of employees receiving monthly wages of RM2,000 (approximately $493) and below, to a broader category of protecting any person who has entered into a contract of service irrespective of their monthly wages under the current EA. Any person who commits any offence under, or contravenes any provision of the EA, shall be guilty of an offence and shall on conviction be liable to a fine not exceeding RM50,000 (approximately $12,327).

Employees Provident Fund Act 1991

The Employees Provident Fund Act 1991, or the EPF Act, provides for the law relating to a scheme of savings for employees’ retirement and the management of the savings for retirement purposes. Under the EPF Act, all employers and employees shall be liable to pay monthly contributions based on the amount of wages received by the employee at the rate set out in the Third Schedule of the EPF Act. Any person being an employer who fails to pay any contributions which he is liable under the EPF Act to pay in respect of or on behalf of any employee shall be guilty of an offence and shall, on conviction, be liable to a fine of up to RM10,000 (approximately $2,465) and/or to imprisonment for a term of up to 3 years. Where any contributions remain unpaid by a company, the directors of such company (including any persons who were the directors of such company during the period in which the contributions were liable to be paid), shall together with the company be jointly and severally liable for payment of the contributions.

Employees’ Social Security Act 1969

The Employees’ Social Security Act 1969, or the SOCSO Act, deals with the provision of social security in certain contingencies. The Social Security Organization, or the SOCSO, was established under the SOCSO Act to administer the SOCSO Act. The SOCSO Act applies to the industry of any business, trade, undertaking, manufacture or calling of employers, and includes any calling, service, employment, handicraft or industrial occupation or avocation of employees. All employees, including the registered foreign employees, in industries to which the SOCSO Act applies are required to be insured. It is the obligation of the principal employer to pay the contribution (both the employer’s contribution and the employee’s contribution) to SOCSO at the rates according to the Third Schedule of the SOCSO Act. In the event of invalidity, disablement or employment injury, the insured person and their dependents are entitled to benefits stipulated under the SOCSO Act. Any person being an employer who fails to pay any contributions which he is liable under the SOCSO Act to pay in respect of or on behalf of any employee shall be punishable with a fine of up to RM10,000 (approximately $2,465) and/or to imprisonment for a term of up to 2 years.

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

Income Tax (Deduction From Remuneration) Rules 1994

The Income Tax (Deduction From Remuneration) Rules 1994, or the Income Tax Rules, provides that every employer shall deduct in each month or the relevant month the monthly deduction in accordance with the schedule of the Income Tax Rules in respect of income on account of tax from the remuneration of each of his employees. Every employer shall pay to the Director General of Inland Revenue Malaysia, not later than the 15th day of every calendar month, the total amount of tax deducted or that should have been deducted from the remuneration of employees during the preceding calendar month, and shall render to the Director General of Inland Revenue Malaysia a return setting out the details of those employees from whose remuneration have made or should have made deductions. Any person, who without reasonable excuse, fails to comply such rules shall be guilty of an offence and shall on conviction, be liable to a fine not less than RM200 (approximately $49) and not more than RM20,000 (approximately $4,931) or to imprisonment for a term not exceeding six months or to both.

Minimum Wages Order 2024

Pursuant to the Minimum Wages Order 2024, commencing from February 1, 2025, the minimum wage for employees employed by an employer who employs 5 or more employees or employed by an employer who carries out such prescribed professional activity classified under the Malaysia Standard Classification of Occupations (regardless of the number of employees employed), shall be RM1,700 (approximately $419) a month. Failure to comply with the minimum wages requirement may result in a fine of not more than RM10,000 (approximately $2,465) for each employee. The Malaysian court may also order the employer to pay each employee the difference between statutory minimum wages and the employee’s basic wages paid by the employer to the employee, including outstanding differences.

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

An employer who contravenes such requirement commits an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 (approximately $12,327). Further, a centralized accommodation provider who contravenes such requirement commits an offence and shall, on conviction, be liable to a fine not exceeding RM50,000 (approximately $12,327) or to imprisonment for a term not exceeding 1 year or to both.

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

The Personal Data Protection Regulations 2013 provide that consent shall be obtained in relation to the processing of personal data in any form that can be recorded and maintained properly by the data user. Any data user who contravenes such regulation commits an offence and shall, on conviction, be liable to a fine not exceeding RM250,000 (approximately $61,637) or imprisonment for a term not exceeding 2 years or to both.

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

Regulations on Dividends

Companies Act 2016

The principal legislation governing the distribution of dividends of a Malaysian company is the Companies Act 2016, or the CA. Under the CA, a Malaysian company may only make a distribution to the shareholders out of profits of the company available if the company is solvent. The company, every officer and any other person or individual who contravene this provision commits an offence and shall, on conviction, be liable to imprisonment for a term not exceeding 5 years or to a fine not exceeding RM3,000,000 (approximately $739,645) or to both.

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

4.C. Organizational Structure

See “—4.A. History and Development of the Company” above.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

As a result of our acquisition of 70% of the equity interests of RBSB in July 2025, we are also engaged in the sale of food and beverage items; however, these operations are not material to our operations as they only represented 1.91% of our revenue during the year ended December 31, 2025.

Recent Developments

Subsequent to December 31, 2025, we became aware that RBSB, a majority-owned subsidiary, ceased its business operations effective from January 15, 2026. The cessation was part of an operational streamlining to improve group efficiency and reallocate resources to our higher-growth core business segments. In accordance with ASC 360, we evaluated the recoverability of all assets attributable to RBSB. As of December 31, 2025, we completed a formal settlement and de-recognition of all RBSB-related assets and liabilities. We recognized a net gain on settlement of $65,277 in the consolidated statement of operations for the year ended December 31, 2025, representing the excess of liabilities settled over the carrying value of the assets de-recognized. Consequently, there are no remaining balances related to RBSB on the consolidated balance sheet as of December 31, 2025. Management does not anticipate that this cessation will have a material adverse effect on our consolidated financial position or results of operations.

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

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations during the years ended December 31, 2025 and 2024, both in dollars and as a percentage of our revenue.

	Years Ended December 31,
	2025		2024
	Amount	% of Revenue	Amount	% of Revenue
Revenue	$7,403,835	100.00%	$4,572,290	100.00%
Cost of sales	5,041,795	68.10%	2,726,974	59.64%
Gross profit	2,362,040	31.90%	1,845,316	40.36%
Administrative expenses	3,879,873	52.40%	1,729,469	37.83%
(Loss) income from operations	(1,517,833)	(20.50)%	115,847	2.53%
Other (expense) income:
Interest expense, net	(16,725)	(0.23)%	(20,958)	(0.46)%
Other income	156,917	2.12%	24,128	0.53%
Impairment of investments	(3,279,652)	(44.30)%	-	-
Share of loss of equity investees	(7,637)	(0.10)%	-	-
Total other (expense) income	(3,147,097)	(42.51)%	3,170	0.07%
Net (loss) income before income tax expense	(4,664,930)	(63.01)%	119,017	2.60%
Income tax expense	(85,213)	(1.15)%	(7,414)	(0.16)%
Net (loss) income	$(4,750,143)	(64.16)%	$111,603	2.44%

Revenue. We generate revenue from the sale of our FRP products and related installation and maintenance services. We also provide warranties, technical services and transportation arrangements for customers. Since July 2025, we have also generated revenue from the sale of food and beverage items. Our revenue increased by $2,831,545, or 61.93%, to $7,403,835 for the year ended December 31, 2025, from $4,572,290 for the year ended December 31, 2024. This increase was due to an increase in revenue from all of our revenue streams (except for a decrease in revenue from installation and maintenance services), particularly from products sales, which increased significantly due to an increase in sales orders.

The following table summarizes our revenues by each product and service type:

	Year Ended December 31,
	2025		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Product sales	$6,243,138	84.32%	$3,872,507	84.70%
Installation and maintenance service	284,069	3.84%	347,611	7.60%
Warranty income	96,926	1.31%	89,149	1.95%
Technical service	179,168	2.42%	34,124	0.75%
Transport income	458,994	6.20%	228,899	5.00%
Food and beverages	141,540	1.91%	-	-
Total	$7,403,835	100.00%	$4,572,290	100.00%

The following table summarizes our revenues by geographical areas in which the customers were located:

	Year Ended December 31,
	2025		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Malaysia	$1,955,121	26.41%	$1,422,328	31.11%
Singapore	1,578,259	21.32%	1,799,426	39.36%
Australia	2,371,481	32.03%	1,341,868	29.35%
China	1,498,974	20.25%	-	-
South Asia region	-	-	8,668	0.18%
Total	$7,403,835	100.00%	$4,572,290	100.00%

During 2025, the geographical distribution of our revenue was primarily driven by the timing and fulfillment of major project deliveries to Australia and China. Consequently, Singapore represented a smaller share of our total revenue compared to the prior year. Such fluctuations in regional revenue distribution may vary from period to period, depending on factors such as project size, contract value, delivery timelines, and complexity of orders in our pipeline.

Cost of sales. Our cost of sales is mainly comprised of raw material costs, labor costs and sub-contracting costs. For our food and beverage operations, cost of sales primarily consists of the cost of food ingredients and beverages. Our cost of sales increased by $2,314,821, or 84.89%, to $5,041,795 for the year ended December 31, 2025 from $2,726,974 for the year ended December 31, 2024. As a percentage of revenue, cost of sales was 68.10% and 59.64% for the years ended December 31, 2025 and 2024, respectively. Such an increase was primarily due to a higher proportion of fulfillments relying on subcontractor supplies in 2025.

Gross profit. As a result of the foregoing, our gross profit increased by $516,724, or 28.00%, to $2,362,040 for the year ended December 31, 2025 from $1,845,316 for the year ended December 31, 2024. Gross margin (percent of revenue) was 31.90% and 40.36% for the years ended December 31, 2025 and 2024, respectively.

Administrative expenses. Our administrative expenses primarily consist of salaries and employee benefits, depreciation, finance costs, legal and professional fees, property and related expenses and other expenses in connection with general operations. Our administrative expenses increased by $2,150,404 or 124.34%, to $3,879,873 for the year ended December 31, 2025 from $1,729,469 for the year ended December 31, 2024. As a percentage of revenue, administrative expense was 52.40% and 37.83% for the years ended December 31, 2025 and 2024, respectively. Such an increase was mainly due to expansion in operating overhead to incremental professional fees, regulatory expenditures and investor relations expenditures.

Total other (expense) income. We had total other expenses net, of $3,147,097 for the year ended December 31, 2025, as compared to total other income, net, of $3,170 for the year ended December 31, 2024. Total other expenses, net, for the year ended December 31, 2025 consisted of impairment of investments of $3,279,652, interest expense of $16,725, and the share of loss of equity investees of $7,637, offset by other income, net of $156,917, while total other income, net, for the year ended December 31, 2024 consisted of other income of $24,128, offset by interest expense, net of $20,958.

Income tax expense. We incurred an income tax expense of $85,213 and $7,414 for the years ended December 31, 2025 and 2024, respectively. The increase in tax expense was primarily attributed to higher taxable income.

Net (loss) income. As a result of the cumulative effect of the factors described above, our net loss was $4,750,143 for the year ended December 31, 2025, as compared to a net income of $111,603 for the year ended December 31, 2024, a decrease of $4,861,746.

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

5.B. Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of $2,300,759. To date, we have financed our operations primarily through revenue generated from operations, bank loans, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

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

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(2,436,795)	$753,458	$655,796
Net cash used in investing activities	(3,771,258)	(51,519)	(73,087)
Cash provided by (used in) financing activities	7,026,969	(465,643)	(442,794)
Effects of foreign exchange rate	291,214	51,033	(57,398)
Net increase in cash and cash equivalents and restricted cash	1,110,130	287,329	82,517
Cash and cash equivalents and restricted cash at beginning of year	1,190,629	903,300	820,783
Cash and cash equivalents and restricted cash at end of year	$2,300,759	$1,190,629	$903,300

Net cash used in operating activities was $2,436,795 for the year ended December 31, 2025, as compared to net cash provided by operating activities of $753,458 for the year ended December 31, 2024 and $655,796 for the year ended December 31, 2023. For the year ended December 31, 2025, our net loss of $4,750,143 and a decrease in deferred revenue of $1,037,013, offset by an impairment of equity investees of $3,083,478, were the primary drivers of the net cash used in operating activities. For the year ended December 31, 2024, our net income of $111,603 and an increase in deferred revenue of $687,414, offset by a decrease in inventories of $401,440, were the primary drivers of the net cash provided by operating activities. For the year ended December 31, 2023, our net income of $491,401 and an increase in inventories of $531,557, offset by a decrease in accounts receivable of $743,070, were the primary drivers of the net cash provided by operating activities.

Net cash used in investing activities was $3,771,258 for the year ended December 31, 2025, as compared to $51,519 for the year ended December 31, 2024 and $73,087 for the year ended December 31, 2023. The net cash used in investing activities for the year ended December 31, 2025 consisted of cash paid for acquisitions of $2,999,872, cash paid for acquisitions of equity investees of $350,000, purchases of property and equipment of $281,745 and cash paid for the acquisition of subsidiaries of $144,498, offset by proceeds from the disposal of property and equipment of $4,857. The net cash used in investing activities for the years ended December 2024 and 2023 consisted entirely of purchases of property and equipment.

Net cash provided by financing activities was $7,026,969 for the year ended December 31, 2025, as compared to net cash used in financing activities of $465,643 for the year ended December 31, 2024 and $442,794 for the year ended December 31, 2023. The net cash provided by financing activities for the year ended December 31, 2025 consisted of proceeds from our initial public offering of $8,960,000, offset by the payment of offering costs of $1,801,983, repayments of borrowings of $66,913 and repayments of finance lease liabilities 64,135. The net cash used in financing activities for the year ended December 31, 2024 consisted of payment of offering costs of $356,423, repayments of borrowings of $57,002 and repayments of finance lease liabilities of $52,218. The net cash used in financing activities for the year ended December 31, 2023 consisted of payment of offering costs of $338,967, repayments of borrowings of $55,315 and repayments of finance lease liabilities of $48,512.

Term Loans

On July 23, 2020, we entered into a term loan agreement with a bank institution for a total facility of $240,211 with a maturity date 66 months from the drawdown date, August 28, 2020, for our working capital requirements. This loan has a moratorium period of six months on both principal and profit and we shall make 60 monthly instalments commencing on March 29, 2021. The loan bears an interest rate of 3.5% per annum. This loan is secured by an asset sale agreement over Shariah compliant commodities, joint and several guarantees of certain directors of Win-Fung and a corporate guarantee provided by the Credit Guarantee Corporation Malaysia Berhad (CGC). The final installment of this loan was paid on April 1, 2026, and the facility has been fully settled. As of the date of this report, we are in the process of obtaining the formal discharge and release of the associated personal and corporate guarantees.

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

Material Cash Requirements

Capital Expenditures

We made capital expenditures of $281,745, $51,519 and $73,087 during the years ended December 31, 2025, 2024 and 2023, respectively. In these periods, our capital expenditures were mainly used for the purchase of new equipment for manufacturing and operations. We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments as of December 31, 2025:

Contractual Obligations and Commitments	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Bank loans	$231,466	$36,037	$43,006	$64,509	$87,914
Finance lease obligations	138,285	63,739	68,581	5,965	-
Operating lease obligations	73,998	38,251	34,854	893	-
Total	$443,749	$138,027	146,441	$71,367	$87,914

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

Manufacturing and Selling Fiberglass Products

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

For certain contracts, we provide warranties ranging from 6 months to 49 months for moving and non-moving parts of the products. Warranties are classified as either assurance type or service type. A warranty is considered an assurance type if it provides the consumer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model. A service type warranty is either sold with a unit or separately for units for which the warranty has expired. Revenue is then recognized over the life of the warranty.

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

Total deferred revenue recognized as revenue during the years ended December 31, 2025, 2024 and 2023 was $5,712,823, $2,808,085 and $688,567, respectively. Our unfulfilled performance obligations as of December 31, 2025 and the estimated revenue expected to be recognized in the future related to the service type warranty amounts to $133,025, which is fulfilled over the warranty period. The deferred revenue related to delivery of products amounts to $363,256 as of December 31, 2025.

We also provide technical services and transportation arrangements to customers, and the revenue is recognized upon services provided.

Food and Beverage Operations

Revenue from food and beverage operations is derived primarily from dine-in and takeaway sales. Revenue is recognized at a point in time when food and beverages are served to customers or collected by customers for takeaway.

The food and beverage operations were acquired during 2025 and are not material to our consolidated financial statements.

Customers typically pay at the point of sale for food and beverage transactions; accordingly, we do not have significant receivables or contract liabilities related to these operations.

Accounts Receivables and Allowance for Credit Losses. Accounts receivable are recorded at the sales price of products sold to customers on trade credit terms less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based on our assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect customers’ ability to pay. We write off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. As of December 31, 2025 and 2024, allowance for credit loss of $663,748 and $540,626, respectively, were accrued and included in administrative expenses.

Inventories. Inventories include costs of materials, labor and manufacturing overhead cost. Inventories are valued at the lower of cost or an estimated net realizable value. The inventories cost is determined on the basis of the first-in, first-out methods. Allowances are recorded for slow-moving, obsolete or unusable inventories. We assess inventories for estimated obsolescence or unmarketable products and write down the difference between the cost of the inventories and the estimated net realizable values based upon assumptions about future sales and supplies on-hand. For the years ended December 31, 2025, 2024 and 2023, we recognized inventory write-downs of $95,345, $0 and $0, respectively, which are included in cost of sales in the consolidated statements of operations.

Impairment of Long-lived Assets. We evaluate the long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on our assessments, no impairment losses were recorded for the years ended December 31, 2025, 2024 and 2023.

Impairment Assessment of Investment in Equity Investees. Investment in equity investees represents our investments in privately held companies. We apply the equity method of accounting to account for an equity investment over which we have significant influence but do not own a majority equity interest or otherwise control according to ASC Topic 323, Investment—Equity Method and Joint Ventures.

Under the equity method, our share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and our share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. We record our share of the results from equity investments in privately held companies twice a year, aligned with our half-yearly reporting cycle. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee, or we hold other investments in the equity investee.

We continually review our investments in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors that we consider in our determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

Our equity investments without readily determinable fair values, which do not qualify for net asset value practical expedient and over which we do not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative. We make assessments of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessments include, but are not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. When indicators of impairment exist, we also prepare quantitative measurements of the fair value of our equity investments using the market approach, income approach or cost approach, if applicable, with observable or unobservable inputs and assumptions. Changes in inputs and assumptions might materially affect the determination of fair value of our equity investments. We recognize an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any. Based on our assessments, we recognized an impairment loss of $3,083,478 for the year ended December 31, 2025, which is included in other expense in the consolidated statements of operations.

Warranty. We provide warranty periods ranging from 6 months to 49 months for both moving and non-moving parts of our products. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with ASC 460. It involves considerations of historical data, expected repair and replacement costs, and post-delivery warranty issues. We continually review these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Historical records indicate minimal customer return and warranty claims. As of December 31, 2025 and 2024, we have not recorded warranty accruals.

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

Income Taxes. Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdictions in which we operate. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Deferred income taxes are recorded net of a valuation allowance when it is more likely than not that all or a portion of a deferred tax assets will not be realized. In making such determination, we consider all available evidence, including projection of future taxable income, tax planning strategies, and recent results of operations.

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position would be sustained on its technical merits. For positions not meeting the “more likely than not” test, no tax benefit is recognized. To the extent interest and penalties may be assessed related to unrecognized tax benefit, we record accruals for such amounts as a component of the income tax provision. We had no unrecognized tax benefits as of December 31, 2025 and 2024.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statements recognition and measurement of a tax position taken (or expected to be taken) in a tax return. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

NAME	AGE	POSITION
Chee Hoong Lew	50	Chief Executive Officer and Director
Ka Hei Cheung	42	Chief Financial Officer
Chee Leong Lee	68	Director
Chee Hoong Lim	65	Director
Choon Hann Lua	49	Director

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

Ka Hei Cheung. Mr. Cheung has served as our Chief Financial Officer since December 2025. Prior to that, he served as Account Manager at Furniweb Holdings Limited, an investment holding company listed on the Hong Kong Stock Exchange with subsidiaries principally engaged in the manufacturing and sales of elastic textiles, webbing and rubber tape related products, and energy efficiency businesses, from July 2019 to December 2025. Prior to that, he served as Account Manager at China Grand Pharmaceutical and Healthcare Holdings Limited, an international pharmaceutical company listed on the Hong Kong Stock Exchange, from June 2017 to April 2019. He also previously served as an Accountant at China Fiber Optic Network System Group Limited from July 2014 to May 2017, an Assistant Accountant at Sing Pao Media Enterprises Limited from May 2011 to June 2014, an Audit Assistant at S. Y. Yang & Company from July 2008 to May 2011 and as a Junior Accountant at CLL C.P.A. Limited from November 2006 to July 2008. Mr. Cheung received a BBA in Accounting from The Open University of Hong Kong.

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

6.B. Compensation

Currently, there are no requirements for disclosure of the compensation of officers and directors on an individual basis for our most recently completed fiscal year under Cayman Islands law. For the fiscal year ended December 31, 2025, we paid aggregate compensation of approximately RM853,711 (approximately $210,481 ) to our directors and executive officers as a group. We did not pay any other compensation or benefits in kind to our directors and executive officers. None of our directors or executive officers received any equity awards, including, options, restricted shares or other equity incentives in the year ended December 31, 2025. Our Malaysian subsidiary is required by law to make monthly contributions based on the amount of wages received by the employee to the Malaysian Employees Provident Fund which provides retirement benefits. For the fiscal year ended December 31, 2025, our Malaysian subsidiary contributed a total amount of approximately RM116,832   (approximately $28,804) to the Employees Provident Fund for our officers and directors. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

6.C. Board Practices

Nasdaq’s listing rules generally require that a majority of an issuer’s board of directors must consist of independent directors. Our board of directors currently consists of four (4) directors, all of whom, except for Chee Hoong Lew, are independent within the meaning of Nasdaq’s rules.

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to our company to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association (as may be amended from time to time). Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Differences in Corporate Law” included in Exhibit 2.1 to this report.

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

6.D. Employees

As of December 31, 2025, 2024 and 2023 we had 142, 138 and 118 full-time employees, respectively. The following table sets forth the number of our full-time employees as of December 31, 2025 by function.

Function	Number of Employees
Senior Management	11
Director	4
Administrative, Finance and Human Resources	5
Sales and Marketing	7
Engineering/R&D	12
Purchasing	1
Quality Control	8
Store	10
Production	84
TOTAL	142

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

See “Item 7. Major Shareholders and Related Party Transactions—7.A. Major Shareholders.”

6.F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of April 29, 2026 for (i) each of our executive officers and directors; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

Name of Beneficial Owner	Number of Shares(1)	Percent of Class(2)
Chee Hoong Lew, Chief Executive Officer, Director(3)(4)	3,440,664	68.29%
Ka Hei Cheung, Chief Financial Officer	-	-
Chee Leong Lee, Director	-	-
Chee Hoong Lim, Director	-	-
Choon Hann Lua, Director	-	-
All executive officers and directors (5 persons above)	3,440,664	68.29%
Chee Seong Lew(3)	3,170,664	62.93%
LYC Capital Private Limited(5)	270,000	5.36%

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any ordinary shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of April 29, 2026 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

(2)	Based on 5,038,018 ordinary shares issued and outstanding as of April 29, 2026.

(3)	Represents ordinary shares held by Lew Capital Private Limited. Chee Hoong Lew and Chee Seong Lew are the Directors of Lew Capital Private Limited and have voting and investment power over the shares held by it. Each of Chee Hoong Lew and Chee Seong Lew disclaims beneficial ownership of the shares held by Lew Capital Private Limited except to the extent of his pecuniary interest, if any, in such shares. Messrs. Chee Hoong Lew and Chee Seong Lew are brothers, but they do not reside in the same residence.

(4)	Includes 3,170,664 ordinary shares held by Lew Capital Private Limited and 270,000 ordinary shares held by LYC Capital Private Limited, of which Yew Chean Lim, the mother of Chee Hoong Lew, is the sole member and director.

(5)	Yew Chean Lim, the mother of Chee Hoong Lew, is the sole member and director of LYC Capital Private Limited and has voting and investment power over the shares held by it. Yew Chean Lim disclaims beneficial ownership of the shares held by LYC Capital Private Limited except to the extent of her pecuniary interest, if any, in such shares.

None of our major shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

7.B. Related Party Transactions

Unless otherwise noted, the following is a description of related party transactions we have entered into since January 1, 2025 with any of the members of our board of directors, any executive officer, any holder of more than 5% of our ordinary shares at the time of such transaction, or any members of their immediate family, that had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Item 6. Directors, Senior Management and Employees—6.B. Compensation.”

●	On May 15, 2025, WF Venture completed the acquisition of 100% of the issued and outstanding equity interests of GKI from Ms. Yew Chean Lim, a director of Win-Fung and the mother of Mr. Chee Hoong Lew, our Chief Executive Officer, director and controlling shareholder, for a purchase price of $3,000,000. Through this acquisition, WF Venture also indirectly acquired approximately 35% of the equity interests in Carlico. As of December 31, 2025, amount due to Carlico was $4,275,561, which related to unpaid share capital.

●	On July 5, 2025, WF Venture acquired a 70% equity interest in RBSB for total cash consideration of $150,000, of which $40,500 was paid to Mr. Lew.

●	On July 8, 2025, WF Venture acquired a 35% equity interest in RGSB from Mr. Lew for total cash consideration of $350,000.

●	During the year ended December 31, 2025, we entered into sales and purchase transactions with Flakeshield Sdn Bhd, or Flakeshield, a company in which Mr. Lew owns a 50% interest. These sales and purchases were made on the basis of individual purchase orders. For the year ended December 31, 2025, we had sales to Flakeshield in the amount of $19,429 and purchases from Flakeshield in the amount of $4,368. As of December 31, 2025, accounts receivable from Flakeshield was $5,282, other receivable from Flakeshield was $364 and accounts payable to Flakeshield was $480.

●	During the year ended December 31, 2025, we entered into purchase transactions with Acmos (M) Sdn Bhd, or Acmos, a company in which Mr. Lew owns a 90% interest. These purchases were made on the basis of individual purchase orders. For the year ended December 31, 2025, we had purchases from Acmos in the amount of $8,158. As of December 31, 2025, accounts payable to Acmos was $4,327 and other payable to Acmos was $333.

●	During the year ended December 31, 2025, we entered into sales transactions with Eco Consult (M) Sdn Bhd, or Eco, a company in which Mr. Lew owns a 50% interest. These sales were made on the basis of individual purchase orders. For the year ended December 31, 2025, we had sales to Eco in the amount of $140. As of December 31, 2025, accounts receivable from Eco was $148.

●	We rent a property from Mr. Lew, pursuant to a tenancy agreement, dated December 1, 2025, between Win-Fung and Mr. Lew. Pursuant to the tenancy agreement, we lease this property for a monthly rent of RM12,000 (approximately $2,959), for a term of two years until November 30, 2027. For the year ended December 31, 2025, rent expense was $33,638.

●	From time to time, Mr. Lew, Ms. Lim, Ms. Wai Boon Law, a director of Win-Fung, and Mr. Chung Kin Loo, a director of GKI, have paid certain operating expenses on our behalf. These amounts are non-trade, unsecured, non-interest bearing are payable on demand. As December 31, 2025, the amount due to Mr. Lew was $19,295, the amount due to Ms. Lim was $740, the amount due to Ms. Law was $27,475 and the amount due to Mr. Loo was $18,554.

●	Mr. Lew, Ms. Lim and Ms. Law have entered into joint and several guarantees in connection with certain term loans. They have also entered into a letter of subordination agreement in connection with one of the term loans, pursuant to which they agreed that the amounts that they have advanced on behalf of Win-Fung referred to above will be subordinated to the rights of the lender. See “Item 5. Operating and Financial Review and Prospectus—5.B. Liquidity and Capital Resources—Term Loans” for more information regarding these loans and the related guarantees and letter of subordination agreement.

●	During the year ended December 31, 2025, we entered into consultancy transactions with One Fatboyz Limited, or OFL, a shareholder of the Company. These transactions were made on the basis of individual consulting agreements. For the year ended December 31, 2025, we had consultancy expenses to OFL in the amount of $264,186.

●	During the year ended December 31, 2025, we entered into consultancy transactions with Snow Bear Capital Limited, or SBCL, a shareholder of the Company. These transactions were made on the basis of individual consulting agreements. For the year ended December 31, 2025, we had consultancy expenses to SBCL in the amount of $423,000.

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

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

Summaries of material provisions of our memorandum and articles of association currently in effect and of the Companies Act, insofar as they relate to the material terms of our ordinary shares, are contained in Exhibit 2.1 to this report, which are incorporated herein by reference.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements.

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

Use of Proceeds

On March 26, 2025, we entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named on Schedule 1 thereto, relating to our initial public offering of ordinary shares. Under the underwriting agreement, we agreed to sell 400,013 ordinary shares to the underwriters, at a purchase price per share of $18.50 (the offering price to the public of $20.00 per share minus the underwriters’ discount), and also agreed to grant to the underwriters a 45-day option to purchase up to 60,000 additional ordinary shares, at a purchase price of $18.50, pursuant to our registration statement on Form F-1 (File No. 333-282294) under the Securities Act.

On March 28, 2025, the closing of the initial public offering was completed. We sold 400,013 ordinary shares for total gross proceeds of $8,000,000. On May 7, 2025, the underwriters partially exercised their over-allotment option and purchased an additional 48,001 ordinary resulting in additional gross proceeds of $960,000. After deducting the underwriting commission and expenses, we received net proceeds of approximately $7,158,017.

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

Our management carried out an evaluation, under the supervision of our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on that evaluation, our management, including our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

Based on this evaluation, chief executive officer and chief financial officer concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of Independent Registered Public Accounting Firm

This report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm because our company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees

The following table represents aggregate fees billed to us by our principal accounting firm for fiscal years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
Audit Fees	$195,000	$181,500
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	57,035	25,000
Total	$252,035	$206,500

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, half year reviews, consents, and assistance with review of documents filed with the SEC. Fees for the years ended December 31, 2025 and 2024, also include the fees related to audit activities conducted in connection with our initial public offering.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16I. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, and employees. This policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and applicable U.S. federal, state and foreign securities laws. A copy of our insider trading policy is filed as Exhibit 11.2 to this report.

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

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
1.2*	Written Resolutions of Directors regarding Share Consolidation
2.1*	Description of Securities
4.1*	Share Sales and Purchase Agreement, dated May 15, 2025, between WF Venture Ltd. and Yew Chean Lim
4.2*	Share Purchase Agreement, dated June 5, 2025, between WF Venture Ltd. and the shareholders of The Rise Bar & Cafe Sdn. Bhd.
4.3*	Share Purchase Agreement, dated June 10, 2025, between WF Venture Ltd. and Chee Hoong Lew
4.4	Master Facility Agreement, dated August 17, 2020, between Win-Fung Fibreglass Sdn. Bhd and Maybank Islamic Sdn Bhd (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.5	Letters of Guarantee, dated July 27, 2020, between Chee Hoong Lew, Yew Chean Lim and Maybank Islamic Sdn Bhd. (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.6	Letter of Subordination of Director’s Advances, dated February 5, 2021, between Chee Hoong Lew, Yew Chean Lim, Wai Boon Law and Maybank Islamic Sdn Bhd. (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.7	Tenancy Agreement, dated April 1, 2018, between Win-Fung Fibreglass Sdn. Bhd and Flakeshield Sdn Bhd (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.8	Extension Letter, dated January 23, 2021, between Win-Fung Fibreglass Sdn. Bhd and Flakeshield Sdn Bhd (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.9	Extension Letter, dated March 1, 2024, between Win-Fung Fibreglass Sdn. Bhd and Flakeshield Sdn Bhd (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.10*	Tenancy Agreement, dated December 1, 2025, between Win-Fung Fibreglass Sdn. Bhd and Lew Chee Hoong
4.11†	Form of Employment Agreement between WF Holding Limited and its executive officers (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 filed on September 23, 2024)
4.12	Form of Director Agreement between WF Holding Limited and its independent directors (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Registration Statement on Form F-1/A filed on October 31, 2024)
4.13	Form of Indemnification Agreement between WF Holding Limited and its directors and executive officers (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 filed on September 23, 2024)
8.1*	List of Subsidiaries
11.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
11.2	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Registration Statement on Form F-1 filed on September 23, 2024)
12.1*	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended
13.1**	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form F-1 filed on September 23, 2024)
101*	Inline XBRL Document Set for the financial statements and accompanying notes included in this Annual Report on Form 20-F
104*	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set

*	Filed herewith

**	Furnished herewith

†	Executive compensation plan or arrangement

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of WF Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WF Holding Limited and subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operation and comprehensive (loss) income, changes in shareholders’ equity and cash flows, for each of the three years in the period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

April 30, 2026

WF HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	At December 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$2,300,759	$1,056,732
Restricted cash	-	133,897
Accounts receivable	1,552,525	1,759,593
Inventories	558,174	846,205
Other receivables, deposits and prepayments	565,160	212,189
Prepaid taxes	160,592	111,036
Deferred offering costs	-	695,390
Total current assets	5,137,210	4,815,042

Non-current assets
Property and equipment, net	1,244,631	992,723
Land use right	339,855	315,712
Right of use assets – operating lease	71,495	41,242
Deferred tax assets	46,124	50,718
Investment in equity investees	4,550,000	-
Total non-current assets	6,252,105	1,400,395
Total assets	$11,389,315	$6,215,437

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$891,406	$434,977
Deferred revenue	449,578	1,516,700
Accrued expenses and other payables	518,095	377,009
Amount due to related parties	66,064	696,934
Operating lease liabilities – current	36,524	35,851
Finance lease liabilities - current	59,172	54,484
Borrowings – current	28,909	60,413
Total current liabilities	2,049,748	3,176,368

Non-current liabilities
Amount due to equity investees	4,275,561	-
Operating lease liabilities – non-current	35,156	6,132
Finance lease liabilities - non-current	71,925	100,312
Borrowings – non-current	159,780	171,541
Deferred revenue	46,703	16,594
Total non-current liabilities	4,589,125	294,579
Total liabilities	6,638,873	3,470,947

Commitments and contingencies

Shareholders’ equity
Ordinary Shares, par value US$0.00025 per share, 200,000,000 shares authorized, 5,038,018 and 4,590,004 issued and outstanding at December 31, 2025 and 2024*	1,260	1,148
Additional paid-in capital	6,547,265	84,750
(Accumulated deficit) Retained earnings	(2,029,941)	2,739,785
Accumulated other comprehensive income (loss)	232,064	(81,193)
Total WF Holding Limited shareholders’ equity	4,750,648	2,744,490
Non-controlling interests	(206)	-
Total shareholders’ equity	4,750,442	2,744,490
Total liabilities and shareholders’ equity	$11,389,315	$6,215,437

*	Retrospectively restated for the effect of the reverse share split on April 13, 2026.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Years Ended December 31,
	2025	2024	2023
Revenue	$7,403,835	$4,572,290	$5,733,976
Cost of sales	5,041,795	2,726,974	3,753,619
Gross profit	2,362,040	1,845,316	1,980,357
Administrative expenses	3,879,873	1,729,469	1,324,892
(Loss) income from operations	(1,517,833)	115,847	655,465
Other (expense) income:
Interest expense, net	(16,725)	(20,958)	(22,309)
Other income	156,917	24,128	62,458
Impairment of investments	(3,279,652)	-	-
Share of loss of equity investees	(7,637)	-	-
Total other (expense) income	(3,147,097)	3,170	40,149
Net (loss) income before income tax expense	(4,664,930)	119,017	695,614
Income tax expense	(85,213)	(7,414)	(204,213)
Net (loss) income	$(4,750,143)	$111,603	$491,401
Less net income attributable to non-controlling interests	19,583	-	-
Net (loss) income attributable to ordinary shareholders	$(4,769,726)	$111,603	$491,401

Other comprehensive income (loss)
Foreign currency translation gain (loss)	313,257	75,266	(94,089)
Total comprehensive (loss) income	$(4,436,886)	$186,869	$397,312
Less comprehensive income attributable to non-controlling interests	19,583	-	-
Total comprehensive (loss) income attributable to ordinary shareholders	(4,456,469)	186,869	$397,312

(Loss) Earnings per share – basic and diluted*	$(0.968)	$0.024	$0.107
Weighted average number of shares outstanding – basic and diluted*	4,927,064	4,590,004	4,590,004

*	Retrospectively restated for the effect of the reverse share split on April 13, 2026.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Ordinary Shares*		Additional Paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive	WF Holding Shareholders’	Non- controlling
	Shares	Amount	Capital	Deficit)	Income (Loss)	Equity	Interests	Total
Balance as of January 1, 2023	4,590,004	$1,148	$84,750	$2,136,781	$(62,370)	$2,160,309	$-	$2,160,309
Net income	-	-	-	491,401	-	491,401	-	491,401
Foreign currency translation adjustment	-	-	-	-	(94,089)	(94,089)	-	(94,089)
Balance as of December 31, 2023	4,590,004	$1,148	$84,750	$2,628,182	$(156,459)	$2,557,621	$-	$2,557,621
Net income	-	-	-	111,603	-	111,603	-	111,603
Foreign currency translation adjustment	-	-	-	-	75,266	75,266	-	75,266
Balance as of December 31, 2024	4,590,004	$1,148	$84,750	$2,739,785	$(81,193)	$2,744,490	$-	$2,744,490
Issuance of ordinary shares in initial public offering	448,014	112	6,462,515	-	-	6,462,627	-	6,462,627
Net loss	-	-	-	(4,769,726)	-	(4,769,726)	19,583	(4,750,143)
Foreign currency translation adjustment	-	-	-	-	313,257	313,257	-	313,257
Acquisition of subsidiaries	-	-	-	-	-	-	(19,789)	(19,789)
Balance as of December 31, 2025	5,038,018	$1,260	$6,547,265	$(2,029,941)	$232,064	$4,750,648	$(206)	$4,750,442

*	Retrospectively restated for the effect of the reverse share split on April 13, 2026.

The accompanying notes form an integral part of the consolidated financial statements.

WF HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net (loss) income	$(4,750,143)	$111,603	$491,401
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation of property and equipment	160,313	146,161	118,333
Amortization on land use right	7,621	7,132	7,158
Gain on disposal of property and equipment	(4,857)	-	-
Property and equipment written off	1	708	1,352
Allowance for credit losses	123,122	242,818	119,662
Impairment of goodwill	196,174	-	-
Impairment of equity investees	3,083,478	-	-
Deferred tax	4,594	(58,540)	(16,702)
Share of results of equity investees	7,637	-	-
Inventory write-downs	95,345	-	-
Amortization of rights of use assets	38,115	46,947	14,034
Changes in operating assets and liabilities:
Accounts receivable	72,442	170,975	(743,070)
Other receivables, deposits and prepayments	(350,591)	(132,539)	(28,858)
Accounts payable	436,019	(274,908)	(8,654)
Accrued expenses and other payables	115,417	265,822	15,092
Deferred revenue	(1,037,013)	687,414	126,718
Operating lease liabilities	(40,882)	(46,532)	(14,365)
Inventories	207,570	(401,440)	531,557
Related parties	(767,412)	74,312	238,607
Taxes payable	(33,745)	(86,475)	(196,469)
Net cash (used in) provided by operating activities	(2,436,795)	753,458	655,796

Cash flows from investing activities
Purchase of property and equipment	(281,745)	(51,519)	(73,087)
Proceeds from disposal of property and equipment	4,857	-	-
Acquisition of equity investees	(350,000)	-	-
Assets acquisitions	(2,999,872)	-	-
Acquisition of subsidiaries, net of cash acquired	(144,498)	-	-
Net cash used in investing activities	(3,771,258)	(51,519)	(73,087)

Cash flows from financing activities
Payment of offering costs	(1,801,983)	(356,423)	(338,967)
Proceeds from initial public offering	8,960,000	-	-
Repayment of borrowings	(66,913)	(57,002)	(55,315)
Repayment of finance lease liabilities	(64,135)	(52,218)	(48,512)
Cash provided by (used in) financing activities	7,026,969	(465,643)	(442,794)

Effects of foreign exchange rate on cash and cash equivalents and restricted cash	291,214	51,033	(57,398)

Net increase in cash and cash equivalents and restricted cash	1,110,130	287,329	82,517
Cash and cash equivalents and restricted cash at beginning of year	1,190,629	903,300	820,783
Cash and cash equivalents and restricted cash at end of year	$2,300,759	$1,190,629	$903,300

Total cash and cash equivalents and restricted cash shown in the statements of cash flows
Cash and cash equivalents	$2,300,759	$1,056,732	$777,125
Restricted cash	-	133,897	126,175
	$2,300,759	$1,190,629	$903,300

Supplemental disclosures of cash flow information:
Interest paid	$16,725	$20,958	$22,309
Income taxes paid	$114,364	$149,792	$411,617

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

On June 21, 2023, WF Holding and Win-Fung completed a corporate reorganization pursuant to a share sale and purchase agreement that WF Holding entered into with Win-Fung and its shareholders on May 23, 2023 (the “Reorganization”). Pursuant to the Reorganization, WF Holding acquired all of the issued and outstanding equity interests of Win-Fung in exchange for which it issued 4,590,003 ordinary shares to the shareholders of Win-Fung. As a result of the Reorganization, Win-Fung became the wholly-owned subsidiary and the shareholders of Win-Fung became WF Holding’s shareholders.

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

Share Splits and Share Surrender

On September 5, 2024, WF Holding effected a 1-for-2 forward split of its ordinary shares by way of a share subdivision of the issued and unissued ordinary shares, with each issued and unissued ordinary share subdivided into two (2) shares. As a result of this share subdivision, the maximum number of shares which WF Holding is authorized to issue changed from 500,000,000 ordinary shares with a par value of $0.0001 to 1,000,000,000 ordinary shares with a par value of $0.00005. Immediately after the share subdivision, shareholders also surrendered an aggregate of 510,000 ordinary shares to WF Holding for cancellation. After the share subdivision and share surrender, WF Holding had 4,590,004 ordinary shares issued and outstanding.

On April 13, 2026, WF Holding effected a 1-for-5 reverse share split of its ordinary shares by way of a share consolidation of its issued and unissued ordinary shares, with each issued and unissued ordinary share consolidated into five (5) shares. As a result of this share consolidation, the maximum number of shares which WF Holding is authorized to issue changed from 1,000,000,000 ordinary shares with a par value of $0.00005 to 200,000,000 ordinary shares with a par value of $0.00025. After the share consolidation, WF Holding had 5,038,018 ordinary shares issued and outstanding.

All share and per share data throughout these consolidated financial statements have been retroactively adjusted to reflect the foregoing share splits and share surrender.

Acquisitions

On February 25, 2025, WF Holding incorporated WF Venture Ltd. (“WF Venture”) as a wholly owned subsidiary in the British Virgin Islands as part of its strategy to expand its investment and operating activities. During the year ended December 31, 2025, WF Venture completed a series of acquisitions and investments to establish and expand its business operations in Hong Kong SAR and Malaysia.

On May 15, 2025, WF Venture completed the acquisition of 100% of the issued and outstanding equity interests of Global Key Investment Limited (“GKI”), a private company incorporated in Hong Kong SAR, China. Through this acquisition, WF Venture indirectly acquired approximately 35% of the equity interests in Carlico International Group Holdings Limited (“Carlico”), a private company incorporated in Hong Kong SAR, China that is principally engaged in investment holding and the importation and distribution of bottled grape wine.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 5, 2025, WF Venture acquired a 70% equity interest in The Rise Bar & Cafe Sdn. Bhd. (“RBSB”), a private company incorporated in Malaysia and principally engaged in the cafe business.

On July 8, 2025, WF Venture acquired a 35% equity interest in Restoran Gardenz Sdn. Bhd. (“RGSB”), a private company incorporated in Malaysia and principally engaged in the food and beverage business.

These transactions are described in further detail in Note 3 (Business Combinations and Asset Acquisitions) and Note 4 (Investment in Equity Investees).

2. Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the regulations of the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation

The consolidated financial statements include the accounts of WF Holding, Win-Fung, WF Venture, GKI and RBSB (together, the “Company”). All inter-company balances and transactions have been eliminated in the consolidation.

The Company accounts for investments in entities over which it has significant influence, but does not own a majority equity interest or otherwise control, such as Carlico and RGSB, using the equity method of accounting in accordance with ASC Topic 323 – Investments - Equity Method and Joint Ventures. Under the equity method, the Company recognizes its proportionate share of the investee’s net income or loss in the consolidated statements of operations, and adjusts the carrying amount of the investment accordingly.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, shareholders’ equity, revenues and expenses during the reporting period, and the disclosure of contingent liabilities at the date of the consolidated financial statements.

On an ongoing basis, management reviews its estimates and if deemed appropriate, those estimates are adjusted. The most significant estimates include allowance for credit loss, useful lives and impairment for property and equipment, impairment of goodwill, impairment of equity investees, allowance for inventory obsolescence, warranties, accruals for potential liabilities and contingencies and income taxes, which includes the determination of the valuation allowance for deferred tax assets (if any). Actual results could vary from the estimates and assumptions that were used.

(d) Cash and Cash Equivalents, and Restricted Cash

The Company considers petty cash on hand, and cash held in banks and deposits which are highly liquid and are unrestricted as to withdrawal or use to be cash and cash equivalents.

The restricted cash balance of $0 and $133,897 was pledged to a bank as security for banking facilities granted to the Company as of December 31, 2025 and 2024, respectively.

The Company maintains cash balances and deposits may exceed insured limits protected by a government authority, the Malaysia Deposit Insurance Corporation (“MDIC”). The eligible bank deposits, denominated in MYR or foreign currencies, are protected up to MYR250,000 (equivalent to $61,637) per depositor per member bank. Management believes that the banks that hold the Company’s deposit are financially secure and although the Company bears risk to amount in excess of MDIC insured limits, it does not anticipate any losses. As of December 31, 2025 and 2024, the amounts in excess of MDIC’s insured limit were approximately $1,284,530 and $1,014,623, respectively.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(e) Accounts Receivables and Allowance for Credit Losses

Accounts receivable are recorded at the sales price of products sold to customers on trade credit terms less an allowance for credit loss on such receivables. The allowance for credit loss is estimated based on the Company’s assessment of various factors including historical experience, the age of the accounts receivable balances, current general economic conditions, future expectations and customer specific quantitative and qualitative factors that may affect the Company’s customers’ ability to pay. The Company writes off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. As of December 31, 2025 and 2024, allowance for credit loss of $663,748 and $540,626, respectively, were accrued and included in administrative expenses.

(f) Inventories

Inventories include costs of materials, labor and manufacturing overhead cost. Inventories are valued at the lower of cost or an estimated net realizable value. The inventories cost is determined on the basis of the first-in, first-out methods. Allowances are recorded for slow-moving, obsolete or unusable inventories. The Company assesses inventories for estimated obsolescence or unmarketable products and writes down the difference between the cost of the inventories and the estimated net realizable values based upon assumptions about future sales and supplies on-hand. For the years ended December 31, 2025, 2024 and 2023, the Company recognized inventory write-downs of $95,345, $0 and $0, respectively, which are included in cost of sales in the consolidated statements of operations.

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

(h) Land Use Right

Land use right is recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use right. The Company has land use rights to 7,967.24 square meters of land. The term of the land use right is 99 years, starting from August 16, 1969 and expiring on August 15, 2068. The land use right is solely for industrial land use purpose. The Company purchased the land use right for a total consideration of approximately $361,000 on July 9, 2007. The land use right was amortized over its remaining estimated useful life on a straight-line basis. The land use right was pledged to bank as a security for bank borrowings.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(i) Impairment of Long-lived Assets

The Company evaluates the long-lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Based on the Company’s assessments, no impairment losses were recorded for the years ended December 31, 2025, 2024 and 2023.

(j) Business Combinations

When the Company applies the acquisition method of accounting, the deemed purchase price is allocated to identifiable assets acquired and liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price utilizes significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Independent third-party appraisal firms are typically engaged in order to assist in the estimation process. The significant estimates and assumptions include, but are not limited to, the timing and amount of revenue and future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value.

Due to the inherent uncertainties involved in making the estimates and assumptions, the purchase price for acquisitions could be valued and allocated to the acquired assets and liabilities differently. Actual results may differ, or unanticipated events and circumstances may affect such estimates, which could require the Company to record an impairment of an acquired asset, including goodwill, or increase in the amounts recorded for an assumed liability.

(k) Asset Acquisitions

The Company evaluates whether an acquisition should be accounted for as a business combination or an asset acquisition by first applying a screening test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If the screening test is not met, the Company evaluates whether the acquired set of activities and assets includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Acquisitions that do not meet the definition of a business under ASC 805 are accounted for as asset acquisitions.

In an asset acquisition, the total cost of the acquisition, which includes the consideration paid plus direct transaction costs and the fair value of liabilities assumed, is allocated to the individual assets acquired based on their relative fair values. Unlike a business combination, no goodwill is recognized in an asset acquisition; instead, any premium paid over the fair value of the net identifiable assets is allocated to the cost basis of the primary assets acquired. Furthermore, direct transaction costs such as legal, accounting, and appraisal fees are capitalized as part of the initial cost of the assets acquired rather than being expensed as incurred.

(l) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment issued by the Financial Accounting Standards Board (“FASB”), the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and its carrying amount will be recorded.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. For the years ended December 31, 2025, 2024 and 2023, the Company recognized goodwill impairment of $196,174, $0 and $0, respectively.

(m) Impairment Assessment of Investment in Equity Investees

Investment in equity investees represents the Company’s investments in privately held companies. The Company applies the equity method of accounting to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control according to ASC Topic 323, Investment—Equity Method and Joint Ventures.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investees are recorded in share of results of equity investees in the consolidated statements of operations and comprehensive income/(loss) and its share of post-acquisition movements of accumulated other comprehensive income/(loss) are recorded in accumulated other comprehensive income/(loss) as a component of shareholders’ equity. The Company records its share of the results from equity investments in privately held companies twice a year, aligned with the Company’s half-yearly reporting cycle. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Company holds other investments in the equity investee.

The Company continually reviews its investments in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors that the Company considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

The Company’s equity investments without readily determinable fair values, which do not qualify for net asset value practical expedient and over which the Company does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative. The Company makes assessments of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessments include, but are not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. When indicators of impairment exist, the Company also prepares quantitative measurements of the fair value of its equity investments using the market approach, income approach or cost approach, if applicable, with observable or unobservable inputs and assumptions. Changes in inputs and assumptions might materially affect the determination of fair value of the Company’s equity investments. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in others, net in the consolidated statements of operations and comprehensive income/(loss) if there is any. Based on the Company’s assessments, the Company recognized an impairment loss of $3,083,478 for the year ended December 31, 2025, which is included in other expense in the consolidated statements of operations.

(n) Warranty

The Company provides warranty periods ranging from 6 months to 49 months for both moving and non-moving parts of the products. Standard warranties, encompassing repair, replacement, or return for product defects, are accrued in accordance with ASC 460. It involves considerations of historical data, expected repair and replacement costs, and post-delivery warranty issues. The Company continually reviews these warranties and will make adjustments to accruals accordingly in response to changes in experience or cost trends. Historical records indicate minimal customer return and warranty claims. As of December 31, 2025 and 2024, the Company has not recorded warranty accruals.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(o) Fair Value Measurements

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

(p) Revenue Recognition

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

Manufacturing and Selling Fiberglass Products

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

For certain contracts, the Company provides warranties ranging from 6 months to 49 months for moving and non-moving parts of the products. Warranties are classified as either assurance type or service type. A warranty is considered an assurance type if it provides the consumer with assurance that the product will function as intended for a limited period of time. An assurance type warranty is not accounted for as a separate performance obligation under the revenue model. A service type warranty is either sold with a unit or separately for units for which the warranty has expired. Revenue is then recognized over the life of the warranty.

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

Total deferred revenue recognized as revenue during the years ended December 31, 2025, 2024 and 2023 was $5,712,823, $2,808,085 and $688,567, respectively. The Company’s unfulfilled performance obligations as of December 31, 2025 and the estimated revenue expected to be recognized in the future related to the service type warranty amounts to $133,025, which is fulfilled over the warranty period. The deferred revenue related to delivery of products amounts to $363,256 as of December 31, 2025.

The deferred revenue balance is expected to be recognized to income statement as follows:

Deferred Revenue
2026	$449,578
2027	46,043
2028	660
Total deferred revenue	$496,281

The Company also provides technical services and transportation arrangements to customers, and the revenue is recognized upon services provided.

Food and Beverage Operations

Revenue from food and beverage operations is derived primarily from dine-in and takeaway sales. Revenue is recognized at a point in time when food and beverages are served to customers or collected by customers for takeaway.

The food and beverage operations were acquired during the period and are not material to the Company’s consolidated financial statements.

Customers typically pay at the point of sale for food and beverage transactions; accordingly, the Company does not have significant receivables or contract liabilities related to these operations.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In accordance with ASC 280-10-50-40, disaggregated revenues by each product and service or each similar products and services type which were recognized based on the nature of performance obligation disclosed above was as follows:

	Year Ended December 31,
	2025		2024		2023
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Product sales	$6,243,138	84.32%	$3,872,507	84.70%	$4,716,937	82.26%
Installation and maintenance service	284,069	3.84%	347,611	7.60%	555,406	9.69%
Warranty income	96,926	1.31%	89,149	1.95%	73,604	1.28%
Technical service	179,168	2.42%	34,124	0.75%	134,527	2.35%
Transport income	458,994	6.20%	228,899	5.00%	253,502	4.42%
Food and beverages	141,540	1.91%	-	-	-	-
Total	$7,403,835	100.00%	$4,572,290	100.00%	$5,733,976	100.00%

Revenues classified by geographical areas in which the customers were located as follows:

	Year Ended December 31,
	2025		2024		2023
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Malaysia	$1,955,121	26.41%	$1,422,328	31.11%	$2,440,335	42.56%
Singapore	1,578,259	21.32%	1,799,426	39.36%	1,810,849	31.58%
Australia	2,371,481	32.03%	1,341,868	29.35%	907,506	15.83%
China	1,498,974	20.25%	-	-	-	-
United States	-		-	-	321,851	5.61
South Asia region	-		8,668	0.18%	253,435	4.42%
Total	$7,403,835	100.00%	$4,572,290	100.00%	$5,733,976	100.00%

(q) Cost of Sales

The cost of sales includes material, labor, factory and tooling overhead, shipping, and freight costs. Major components of these expenses are sand paper, PVC, resin and other materials and facilities costs, such as rent, depreciation and utilities, related to the production and installation of the Company’s products. For the food and beverage operations, cost of sales primarily consists of the cost of food ingredients and beverages.

(r) Leases

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

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(s) Income Taxes

Income taxes include all domestic tax on taxable profit and are determined according to the tax laws of the jurisdictions in which the Company operates. Income taxes are accounted for under the asset and liability method in accordance with ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

Tax benefits associated with uncertain tax positions are recognized only if it is more likely than not that the tax position would be sustained on its technical merits. For positions not meeting the “more likely than not” test, no tax benefit is recognized. To the extent interest and penalties may be assessed related to unrecognized tax benefit, the Company records accruals for such amounts as a component of the income tax provision. The Company had no unrecognized tax benefits as of December 31, 2025 and 2024.

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

(t) Commitments and Contingencies

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

(u) Earnings (Loss) Per Share

Earnings (loss) per share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share is computed in accordance with the treasury stock method and based on the weighted average number of shares plus dilutive share equivalents. Dilutive share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. The Company has no dilutive share equivalents.

(v) Foreign Currency Translation and Transactions

The Company’s principal country of operations is Malaysia. The financial position and results of its operations are determined using Ringgit Malaysia (“MYR”), the local currency, as the functional currency. Certain subsidiaries operate in foreign jurisdictions and use the local currency as their functional currency, including Hong Kong Dollar (“HKD”). The Company’s consolidated financial statements are reported using U.S. Dollar (“US$” or “$”).

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The value of the US$ may fluctuate against MYR and HKD. Any significant variations of the US$ relative to the MYR and HKD may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31,
	2025	2024	2023
US$ to MYR Year End Rate	4.0560	4.4695	4.5903
US$ to MYR Average Rate	4.2809	4.5747	4.5577
US$ to HKD Year End Rate	7.7833	-	-
US$ to HKD Average Rate	7.7956	-	-

(w) Segment Reporting

The Company applies the management approach to determine its reportable operating segments, which considers the internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for decision-making, resource allocation, and performance assessment.

Based on management’s assessment, the CODM reviews the Company’s consolidated results of operations and does not evaluate performance on a discrete basis by product line or business unit. Accordingly, the Company has determined that it operates as a single operating and reportable segment in accordance with ASC 280.

The Company’s food and beverage operations represent an immaterial component of its overall business.

(x) Concentration of Major Customers and Risks

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit to its customers and does not generally require collateral. The Company monitors concentration of credit risk associated with these receivables on an ongoing basis.

The Company performs credit checks for significant new customers and generally requires deposits for significant contracts. The customers accounted for more than 10% of the Company’s trade receivables, net balance at December 31, 2025 and 2024 are presented below:

	% of Consolidated trade receivables as of December 31,		% of Consolidated revenues for the year ended December 31,
	2025	2024	2025	2024
Customer A	39%	14%	12%	12%
Customer B	*	*	*	12%
Customer C	14%	23%	19%	*
Customer D	*	19%	*	13%

*	Less than 10%

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

(y) Related Parties

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

(z) Recently Adopted Accounting Pronouncement

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to enhance the transparency and decision usefulness of income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09 applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company adopted ASU 2023-09 on January 1, 2025, and applied the amendments retrospectively to all prior periods presented in these consolidated financial statements. Refer to Note 16 (Income Taxes).

(aa) Recent Accounting Pronouncements

The Company has evaluated all the recently issued, but not yet effective, accounting standards that have been issued or proposed by the FASB or other standards-setting bodies through the date of this report and do not believe the future adoption of any such standards will have a material impact on the Company’s consolidated financial statements.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and in January 2025, the FASB issued ASU 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provide all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

The Company reviews new accounting standards as issued but not yet effective. Management has not identified any other new standards that it believes will have a significant impact on the Company’s consolidated financial statements.

3. Business Combinations and Asset Acquisitions

Acquisition of GKI and Carlico

On May 15, 2025, WF Venture completed the acquisition of 100% of the issued and outstanding equity interests of GKI, a private company incorporated in the Hong Kong SAR, China, from Ms. Yew Chean Lim, a director of Win-Fung and the mother of Mr. Chee Hoong Lew, the Company’s Chief Executive Officer, director and significant shareholder, for a total purchase price of $3,000,000. Accordingly, the transaction is considered a related party transaction.

Through this acquisition, the Company indirectly acquired approximately 35% of the equity interests in Carlico, an entity principally engaged in investment holding and the importation and distribution of bottled grape wine.

Management evaluated the transaction under the framework of ASC 805, Business Combinations, and concluded that the acquisition should be accounted for as an asset acquisition. This determination was based on the application of the “screening test,” which indicated that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset—the investment in Carlico. Furthermore, GKI did not meet the definition of a business as it lacked substantive processes and an organized workforce.

In accordance with the accounting for asset acquisitions in accordance with ASC 805-50, Asset Acquisitions, the Company allocated the total cost of the acquisition, comprising the cash consideration and liabilities assumed, to the assets acquired on a relative fair value basis. No goodwill was recognized in connection with this transaction; instead, the purchase premium was capitalized into the initial cost basis of the investment in Carlico.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the allocation of the purchase price to the identifiable assets acquired and liabilities assumed at the acquisition date:

Amounts
Assets
Cash and cash equivalents	$128
Investment in equity investee	7,278,845
Total identifiable assets acquired	7,278,973

Liabilities
Other payable	(5,893)
Amount due to equity investee	(4,263,291)
Amounts due to related parties	(9,789)
Total liabilities assumed	(4,278,973)

Net Assets Acquired	$3,000,000

Acquisition of RBSB

On July 5, 2025, WF Venture acquired a 70% equity interest in RBSB, a private company incorporated in Malaysia and principally engaged in the café business, for total cash consideration of $150,000. Of the total consideration, $40,500 (representing 27% equity interest) was paid to Mr. Lew and the balance of the purchase consideration of $109,500 was paid to an independent third party. Accordingly, the portion of the transaction with Mr. Lew is considered a related party transaction.

The acquisition has been accounted for as a business combination in accordance with ASC 805, Business Combinations. Accordingly, the Company consolidates the financial results of RBSB from the acquisition date and recognizes a non-controlling interest representing the 30% equity interest not owned.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date:

Amounts
Assets
Cash and cash equivalents	$5,502
Accounts receivable	2,986
Inventories	14,884
Other receivables, deposits and prepayment	16,490
Prepaid tax	2,508
Property and equipment	87,206
Total identifiable assets acquired	129,576

Liabilities
Accounts payable	(15,603)
Other payable	(17,471)
Amounts due to related parties	(162,465)
Total liabilities assumed	(195,539)

Net identifiable liabilities assumed	$(65,963)

Reconciliation to goodwill
Consideration transferred	150,000
Fair value of non-controlling interest	(19,789)
Less: Net identifiable liabilities assumed	(65,963)
Goodwill	$196,174

The fair value of the identifiable assets acquired and liabilities assumed approximate their carrying amounts at the acquisition date due to their short-term nature or because they are stated at amounts that approximate fair value.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill of $196,174 represents the excess of the consideration transferred and the fair value of non-controlling interest over the fair value of the net identifiable liabilities assumed and is primarily attributable to the expected synergies from operations, assembled workforce and anticipated future economic benefits from the restaurant. During the year ended December 31, 2025, the Company recognized an impairment of $196,174 related to goodwill associated with RBSB, in accordance with ASC 350, Intangible – Goodwill and Other, due to the underperformance of the restaurant. The impairment is included in the administrative expenses in the consolidated statement of operations.

For the period from July 5, 2025 to December 31, 2025, RBSB contributed $141,540 to revenue and $65,277 to net income.

4. Investment in Equity Investees

The Company’s equity method investments consist of investments in Carlico and RGSB.

On May 15, 2025, the Company indirectly acquired approximately 35% of the equity interests in Carlico, an entity principally engaged in investment holding and the importation and distribution of bottled grape wines.

On July 8, 2025, the Company indirectly acquired a 35% equity interest in RGSB, a private company incorporated in Malaysia and principally engaged in the food and beverage business, from Mr. Lew for total cash consideration of $350,000. Accordingly, the transaction is considered a related party transaction.

The Company accounts for its investments in Carlico and RGSB under the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures, as the Company has the ability to exercise significant influence over these investees but does not control them. The investments are initially recorded at cost and subsequently adjusted for (i) the Company’s share of the investees’ net income or loss and other comprehensive income, if any, and (ii) distributions received, which reduce the carrying amount of the investments.

As of December 31, 2025, the carrying amounts of the Company’s equity method investments were as follows:

Amounts
Carlico	$4,550,000
RGSB	-
$4,550,000

For the year ended December 31, 2025, the Company recognized the following share of results from its equity method investments:

Amounts
Carlico	$-
RGSB	(7,637)
$(7,637)

The share of results is included in “share of results of equity investees” in the consolidated statement of operations.

The Company evaluates its equity method investments for impairment in accordance with ASC 323 whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

As of December 31, 2025, the Company assessed its investment in Carlico and RGSB for impairment and recognized impairment losses of $2,741,115 and $342,363 for Carlico and RGSB, respectively.

5. Accounts Receivable

	At December 31,
	2025	2024
Accounts receivable from third parties	$2,210,991	$2,280,447
Accounts receivable from related parties	5,282	19,772
Less: Allowance for credit losses	(663,748)	(540,626)
	$1,552,525	$1,759,593

WF HOLDING LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The balance includes receivables totaling $392,410 and $356,106 as of December 31, 2025 and 2024 respectively, from two customers, which are currently subject to civil proceedings for recovery. As of the reporting date, the legal process is still at an early stage. Due to the uncertainty surrounding the recoverability of these receivables, management has recognized a full allowance for credit losses against these amounts.

6. Inventories

	At December 31,
	2025	2024
Raw materials	$110,148	$94,674
Work-in-process	385,435	309,162
Finished goods	62,591	442,369
	$558,174	$846,205

During the year ended December 31, 2025, the Company recognized inventory write-downs of $95,345, primarily due to excess and obsolete inventory. These charges are included in cost of goods sold.

7. Other Receivables, Deposits and Prepayments

	At December 31,
	2025	2024
Deposits	$82,766	$166,294
Prepayments	478,155	8,256
Other receivables	3,875	23,017
Other receivables from related parties	364	14,622
Less: Allowance for credit losses	-	-
	$565,160	$212,189

The deposits mainly related to deposits for utilities and leases, and deposits to levy for application of foreign workers.

8. Property and Equipment, Net

	At December 31,
	2025	2024
Building	$852,003	$773,179
Computers and software	90,229	64,368
Furniture and fittings	58,486	51,097
Machinery and equipment	799,179	498,554
Motor vehicles	514,165	464,206
Office equipment	86,267	72,931
Leasehold improvements	52,284	47,446
Total property and equipment, gross	2,452,613	1,971,781
Less: Accumulated depreciation	(1,207,982)	(979,058)
Total property and equipment, net	$1,244,631	$992,723

Depreciation included in:

	At December 31,
	2025	2024	2023
Cost of sales	$61,786	$65,283	$45,831
Administrative expenses	98,527	80,878	72,502
	$160,313	$146,161	$118,333

As of December 31, 2025 and 2024, property and equipment include finance lease right-of-use assets related to motor vehicles and machinery and equipment amounting to $117,480 and $139,351, respectively.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Land Use Right

	At December 31,
	2025	2024
Land use right	$426,326	$386,884
Less: Accumulated amortization	(86,471)	(71,172)
Land use right, net	$339,855	$315,712

Amortization expense for the following years is as follows:

Amortization Expense
2026	$8,044
2027	8,044
2028	8,044
2029	8,044
2030	8,044
Thereafter	299,635
Total amortization expense	$339,855

10.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2025 are as follows:

Balance as of January 1, 2025	$-
Increase due to acquisition of RBSB	196,174
Impairment loss	(196,174)
Balance as of December 31, 2025	$-

11. Deferred Offering Costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that were directly related to the Company’s initial public offering. It was subsequently charged against the gross proceeds from the Company’s initial public offering completed on March 27, 2025 as a reduction of share capital. The Company capitalized $1,801,983, $356,423 and $338,967 of deferred offering costs for the years ended December 31, 2025, 2024 and 2023, respectively.

12. Accrued Expenses and Other Payables

Accrued expenses and other payables mainly represent accrued payroll related expenses, other operating expenses and sales tax payable.

13. Leases

Operating Lease Liabilities

As of December 31, 2025, the Company has operating lease agreements for its hostel and office equipment with remaining lease terms of 7 to 55 months. These leases have original terms not exceeding 5 years.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information pertaining to right of use assets is summarized as follows:

	At December 31,
	2025	2024
Hostel and office equipment	$77,120	$82,870
Less: Accumulated amortization	(5,625)	(41,628)
Right of use assets, net	$71,495	$41,242

The Company recognized the following total lease cost related to the Company’s lease arrangements:

	Years Ended December 31,
	2025	2024	2023
Operating lease cost:
Operating lease	$39,405	$49,019	$14,596
Expenses relating to short-term leases	62,773	32,728	20,415
Total lease cost	$102,178	$81,747	$35,011

As of December 31, 2025, the present value of the net minimum lease payments are as follows:

Future Minimum Lease Payments	Operating Leases
2026	$38,251
2027	33,825
2028	1,029
2029	672
2030	221
Total remaining lease payments (undiscounted)	73,998
Less imputed interest	(2,318)
Present value of lease liabilities	$71,680

Other information related to leases for the years ended December 31, 2025, 2024 and 2023:

	Years Ended December 31,
	2025	2024	2023
Weighted-average remaining lease term - operating leases	2.71 years	1.9 years	2.5 years
Weighted-average discount rate - operating leases	3.35%	3.35%	3.35%
Right of use assets obtained in exchange for new operating lease liabilities	$74,310	$25,294	$73,603
Cash paid for amounts included in the measurement of lease liabilities – operating cash flow from operating leases	$40,882	$48,620	$14,903

Finance Lease Liabilities

The Company acquired motor vehicles under a hire purchase financing arrangement for a total of $27,120, $0 and $56,607 for the years ended December 31, 2025, 2024 and 2023, respectively.

	At December 31,
	2025	2024
Finance lease liabilities	$131,097	$154,796
Less Finance lease liabilities – current	(59,172)	(54,484)
Finance lease liabilities – non-current	$71,925	$100,312

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025, the net minimum lease payments are as follows:

Year Ended December 31,	Leases Payment
2026	$63,739
2027	53,571
2028	15,009
2029	5,509
2030	457
138,285
Less imputed interest	(7,188)
Finance lease liabilities	$131,097
Finance lease liabilities – current	$59,172
Finance lease liabilities – non-current	$71,925

14. Borrowings

The borrowings consisted of the following:

	At December 31,
	2025	2024
Term loan I	$14,446	$61,437
Term loan II	174,243	170,517
Less borrowings – current	(28,909)	(60,413)
Borrowings – non-current	$159,780	$171,541

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

The annual maturities of the principal amount of both term loans as of December 31, 2025 are as follows:

Annual Maturities
2026	$28,909
2027	15,082
2028	15,711
2029	16,401
2030	17,103
Thereafter	95,483
Total	$188,689

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Shareholders’ Equity

The Company is authorized to issue 200,000,000 ordinary shares of par value $0.00025.

Upon incorporation on March 7, 2023, the Company issued 1 ordinary share to its registered agent, which was later transferred to Chee Hoong Lew in anticipation of the Reorganization as explained in detail in Note 1.

On June 21, 2023, the Company issued an aggregate of 4,590,003 ordinary shares to the shareholders of Win-Fung, including Chee Hoong Lew, on a pro rata basis proportional to the shareholders’ equity interests in Win-Fung, pursuant to the Reorganization.

On March 26, 2025, the Company entered into an underwriting agreement with Dominari Securities LLC, as representative of the underwriters named on Schedule 1 thereto, relating to the Company’s initial public offering of ordinary shares. Under the underwriting agreement, the Company agreed to sell 400,013 ordinary shares to the underwriters, at a purchase price per share of $18.50 (the offering price to the public of $20.00 per share minus the underwriters’ discount), and also agreed to grant to the underwriters a 45-day option to purchase up to 60,000 additional ordinary shares, at a purchase price of $18.50.

On March 28, 2025, the closing of the initial public offering was completed. The Company sold 400,013 ordinary shares for total gross proceeds of $8,000,000. On May 7, 2025, the underwriters partially exercised their over-allotment option and purchased an additional 48,001 ordinary resulting in additional gross proceeds of $960,000. After deducting the underwriting commission and expenses, the Company received net proceeds of approximately $7,158,017.

On April 13, 2026, WF Holding effected a 1-for-5 reverse share split of its ordinary shares by way of a share consolidation of its issued and unissued ordinary shares, with each issued and unissued ordinary share consolidated into five (5) shares. As a result of this share consolidation, the maximum number of shares which WF Holding is authorized to issue changed from 1,000,000,000 ordinary shares with a par value of $0.00005 to 200,000,000 ordinary shares with a par value of $0.00025.

After the share consolidation, as   of December 31, 2025 and 2024, there were 5,038,018 and 4,590,004 ordinary shares issued and outstanding, respectively.

16. Income Taxes

The Company and its subsidiaries are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Cayman Islands

WF Holding is domiciled in the Cayman Islands and currently enjoys permanent income tax holidays; and accordingly, WF Holding is not subject to any income tax.

British Virgin Islands

Under the current tax laws of the British Virgin Islands, WF Venture is not subject to tax on income or capital gains.

Malaysia

For Win-Fung and RBSB, the income tax is calculated at 24% of the estimated assessable profits for the relevant year.

Hong Kong

GKI is subject to a Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since the acquisition of GKI.

The components of profit (loss) before income tax expense are summarized as follows:

	Years Ended December 31,
	2025	2024	2023
Domestic (Cayman Islands)	$(1,788,371)	$(159,527)	$(31,133)
Foreign (Malaysia)	469,185	278,544	726,747
Foreign (Hong Kong)	(1,924)	-	-
Foreign (BVI)	(3,343,820)	-	-
Total	$(4,664,930)	$119,017	$695,614

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes consisted of the following:

	Years Ended December 31,
	2025	2024	2023
Current income tax expenses
Domestic (Cayman Islands)	$-	$-	$-
Foreign (Malaysia)	80,619	65,954	220,915
Foreign (Hong Kong)	-	-	-
Foreign (BVI)	-	-	-
Total current income tax expense	80,619	$65,954	$220,915

Deferred income tax benefits
Domestic (Cayman Islands)	-	-	-
Foreign (Malaysia)	4,594	(58,540)	(16,702)
Foreign (Hong Kong)	-	-	-
Foreign (BVI)	-	-	-
Total deferred income tax benefits	4,594	(58,540)	(16,702)

Total income tax expense	$85,213	$7,414	$204,213

The following table presents income taxes paid, net of refunds, disaggregated by jurisdiction:

	Years Ended December 31,
	2025	2024	2023
Income taxes paid, net of refunds
Domestic (Cayman Islands)	$-	$-	$-
Foreign (Malaysia)	114,364	149,792	411,617
Foreign (Hong Kong)	-	-	-
Foreign (BVI)	-	-	-
Total	$114,364	$149,792	$411,617

Below is a reconciliation of the statutory tax rate to the effective tax rate after the adoption of ASU 2023-09:

	Years Ended December 31,
	2025		2024		2023
	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
(Loss) income before income tax expense	$(4,664,930)	-	$119,017	-	$695,614	-
Tax effect at the Malaysia corporate tax rates of 24%	(1,119,583)	24.00%	28,564	24.00%	166,947	24.00%
Tax effect of preferential tax rate	-	-	-	-	(9,873)	(1.42)%
Non-deductible expenditure	1,307,927	(28.04)%	75,535	63.47%	51,351	7.38%
Income not subject to tax	(30,813)	0.66%	(2,550)	(2.14)%	(2,559)	(0.37)%
Double tax deduction/ tax incentives	(1,673)	0.04%	(1,270)	(1.07)%	(1,653)	(0.24)%
Over provision in prior years	(70,645)	1.51%	(92,865)	(78.03)%	-	-
Total income tax expense	$85,213	(1.83)%	$7,414	6.23%	$204,213	29.36%

The over provision of $70,645 in prior years was mainly due to the Company’s initial assumption that certain revenue was taxable upon receipt. It was subsequently confirmed that such revenue may be taxed based on its accounting recognition. Accordingly, the excess tax provision from prior years was reversed in the current year.

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax results from temporary differences in the recognition of income and expenses for financial reporting purposes and for tax purposes. The effect of temporary differences that gave rise to net deferred tax assets and deferred tax liabilities as follows:

	At December 31,
	2025	2024
Allowance for credit losses	$(146,544)	$(131,080)
Accelerated tax depreciation	100,420	80,362
	$(46,124)	$(50,718)

17. Commitments and Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31, 2025 and through the issuance date of these consolidated financial statements.

The Company is currently involved in civil proceedings against two former customers for the recovery of outstanding receivables totaling $392,410 as of December 31, 2025. As of the reporting date, the legal process is still at an early stage. Due to the uncertainty surrounding the recoverability of these receivables, management has recognized a full allowance for credit losses against these amounts.

18. Related Party Transactions and Balances

The table below sets forth the major related parties and their relationship with the Company as of December 31, 2025:

Name of related parties	Relationship with the Company
Chee Hoong Lew (“Mr. Lew”)	CEO, Director and one of the controlling shareholders
Yew Chean Lim (“Ms. Lim”)	Director of Win-Fung
Wai Boon Law (“Ms. Law”)	Director of Win-Fung
Chung Kin Loo (“Mr. Loo”)	Director of GKI
Flakeshield Sdn Bhd (“Flakeshield”)	Mr. Lew owns 50%
Acmos (M) Sdn Bhd (“Acmos”)	Mr. Lew owns 90%
Win Fung Prop Sdn Bhd (“WFP”)	Mr. Lew owns 90%
Eco Consult (M) Sdn Bhd (“ECO”)	Mr. Lew owns 50%
Kirby Swim Equip Pty Ltd (“Kirby Australia”)	Ms. Law ultimately owns 35%
Kirby Swim Equipment Pte Ltd (“Kirby Singapore”)	Ms. Law owns 35%
One Fatboyz Limited (“OFL”)	Shareholder of the Company
Snow Bear Capital Limited (“SBCL”)	Shareholder of the Company
Carlico*	An investee of GKI, owns 35%
RGSB*	An investee of WF Venture, owns 35%

*	Carlico and RGSB became investees of the Company on May 15, 2025 and July 8, 2025, respectively (See Note 4).

During the years ended December 31, 2025, 2024 and 2023, related party transactions consist of the following:

	Years Ended December 31,
	2025	2024	2023
Sales to Flakeshield	$19,429	$30,024	$25,450
Sales to Acmos	-	2,689	5,944
Sales to ECO	140	-	-
Sales to Kirby Singapore	-	197	-
Purchase from Flakeshield	4,368	2,320	8,761
Purchase from Acmos	8,158	8,571	185,989
Rental income from Flakeshield	-	6,558	6,582
Rental expenses to WFP	-	5,902	7,899
Rental expenses to Mr. Lew	33,638	31,477	2,633
Consultancy expenses to OFL	264,186	-	-
Consultancy expenses to SBCL	423,000	-	-
Advances from OFL	-	-	231,190
Advances from SBCL	-	273,204	121,867
Advances from Kirby Australia	-	2,638	-
Purchase consideration to Ms. Lim for acquisition of GKI	3,000,000	-	-
Purchase consideration to Mr. Lew for acquisition of RBSB	40,500	-	-
Purchase consideration to Mr. Lew for acquisition of RGSB	350,000	-	-

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, accounts receivable consisted of the following amount due from related parties:

	At December 31,
	2025	2024
Flakeshield	$5,282	$18,695
ECO	148	-
Kirby Singapore	-	1,077
Total	$5,430	$19,772

As of December 31, 2025 and 2024, other receivable consisted of the following amount due from related parties:

	At December 31,
	2025	2024
Flakeshield	$364	$890
SBCL	-	13,732
Total	$364	$14,622

As of December 31, 2025 and 2024, accounts payable consisted of the following amount due to related parties:

	At December 31,
	2025	2024
Flakeshield	$480	$-
Acmos	4,327	-
Total	$4,807	$-

As of December 31, 2025 and 2024, other payable consisted of the following amount due to related parties:

	At December 31,
	2025	2024
Acmos	$333	$-
Kirby Australia	-	2,638
Total	$333	$2,638

WF HOLDING LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, due to related parties consists of the following:

	At December 31,
	2025	2024
Mr. Lew	$19,295	$15,636
Ms. Lim	740	-
Ms. Law	27,475	55,037
Mr. Loo	18,554	-
Carlico	4,275,561	-
OFL	-	231,190
SBCL	-	395,071
Total	$4,341,625	$696,934

The transactions amount due to related parties are as of the following:

	At December 31,
	2025	2024
Beginning of the years January 1,	$696,934	$469,682
Advances	4,297,627	280,154
Repayment	(652,936)	(52,902)
Years ended December 31,	$4,341,625	$696,934

The balances mainly represent operating expenses and corporate expenses paid on behalf of the Company. The amount due to related parties is non-trade, unsecured, non-interest bearing and is repayable on demand.

19. Subsequent Events

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

Subsequent to the reporting period, the Company became aware that RBSB, a majority-owned subsidiary of the Company, ceased its business operations effective from January 15, 2026. The cessation was part of an operational streamlining to improve group efficiency and reallocate resources to our higher-growth core business segments. In accordance with ASC 360, the Company evaluated the recoverability of all assets attributable to RBSB. As of December 31, 2025, the Company completed a formal settlement and de-recognition of all RBSB-related assets and liabilities. The Company recognized a net gain on settlement of $65,277 in the consolidated statement of operations for the year ended December 31, 2025, representing the excess of liabilities settled over the carrying value of the assets de-recognized. Consequently, there are no remaining balances related to RBSB on the consolidated balance sheet as of December 31, 2025. Management does not anticipate that this cessation will have a material adverse effect on the Company’s consolidated financial position or results of operations.

On April 13, 2026, WF Holding effected a 1-for-5 reverse share split of its ordinary shares by way of a share consolidation of its issued and unissued ordinary shares, with each issued and unissued ordinary share consolidated into five (5) shares. As a result of this share consolidation, the maximum number of shares which WF Holding is authorized to issue changed from 1,000,000,000 ordinary shares with a par value of $0.00005 to 200,000,000 ordinary shares with a par value of $0.00025. After the share consolidation, WF Holding had 5,038,018 ordinary shares issued and outstanding.

On April 28, 2026, the Company received a written notification from Nasdaq indicating that the Company have regained compliance with the closing bid price requirement under Nasdaq Listing Rule 5550(a)(2) since the closing bid price of its ordinary shares was at or above $1.00 for eleven consecutive trading days from April 13, 2026 to April 27, 2026.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2026	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Chief Executive Officer
(Principal Executive Officer)